SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of August and September 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 21, 2007

Press Release (dated September 17, 2007) concerning the Stock Grant Plan 2003-2005

Press Release (dated September 17, 2007) concerning the Stock Option Plan 2002-2005

Press Release (dated September 17, 2007) concerning the Stock Option Plan 2006-2008

Press Release dated September 11, 2007

Press Release dated September 7, 2007

Press Release dated September 5, 2007

Press Release dated August 3, 2007

Report on the First Half of 2007
(including the opinion of the External Auditors)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: September 30, 2007

ENI INTERIM RESULTS 2007

•	Net profit confirmed at euro 4.85 billion (down 8%)
•	Approved an interim dividend for 2007 of euro 0.60 per share

San Donato Milanese, September 21, 2007 - Eni’s Board of Directors yesterday approved the consolidated 2007 first half report subject to a limited review by Eni’s independent auditors which is currently taking place. Operating profit is confirmed at euro 9,323 million (down 11.6%) and net profit at euro 4,855 million (down 8%) as announced on July 26, 20071.

Following the announcement at the second quarter results, Eni’s Board of Directors resolved to pay an interim dividend for fiscal year 2007 amounting to euro 0.60 per share2 (euro 0.60 for the interim dividend 2006) to shares on the register at the ex-dividend date (October 22, 2007), with payments starting on October 25, 2007. Holders of ADRs will receive euro 1.20 per ADR, payable on November 1, 2007 to ADR holders as of October 24, 2007 record date3. Eni’s independent auditors provided their opinion on the distribution of the interim dividend as required by Article 2433-bis, paragraph 5 of the Italian Civil Code.

Eni’s consolidated 2007 first half report and the accounts of the parent company Eni SpA as of June 30, 2007 have been submitted to the Board of Statutory Auditors and to Eni’s independent auditors.
Eni’s summarized profit and loss account, balance sheet and cash flow statement for the Group and the parent company, Eni SpA, are included as part of this press release.

Other information
On the same meeting, the Board also approved the merger into the parent company Eni SpA of Eni’s wholly-owned subsidiary Praoil.

__________________

(1)	Eni’s Report on the Second Quarter of 2007 is available on the Eni web site at www.eni.it.
(2)	Following new Italian tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and are either subject to a withholding tax, or partially cumulated to the receiver’s taxable income, depending on the receiver fiscal status.
(3)	On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s interim dividend.

Data and information herewith set forth are extracted from Eni’s report on the first half of 2007 which has been disseminated along with this press release. The report on the first half of 2007 includes the certification rendered by the company CEO and CFO – the latter in his quality as manager responsible for the preparation of the company’s financial reports – pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58/1998, in accordance with the format set by the Italian market regulatory body (CONSOB).

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
e-mailbox: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office:
e-mailbox: ufficiostampa@eni.it
Tel.: +39 0252031287 +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release and Eni’s report on Group results for the first half of 2007 are also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Attachment

Summarized Group accounts4
Summarized profit and loss account

(million euro)	First half

2006	2006	2007	Change	% Ch.

86,105	Net sales from operations	44,323	41,688	(2,635)	(5.9)
783	Other income and revenues	372	445	73	19.6
(61,140)	Operating expenses	(31,119)	(29,504)	1,615	5.2
(6,421)	Depreciation, amortization and impairments	(3,034)	(3,306)	(272)	(9.0)

19,327	Operating profit	10,542	9,323	(1,219)	(11.6)
161	Net financial income (expense)	151	25	(126)	(83.4)
903	Net income from investments	467	491	24	5.1

20,391	Profit before income taxes	11,160	9,839	(1,321)	(11.8)
(10,568)	Income taxes	(5,547)	(4,673)	874	15.8

9,823	Net profit	5,613	5,166	(447)	(8.0)
	of which:
9,217	- net profit pertaining to Eni	5,275	4,855	(420)	(8.0)
606	- net profit of minorities	338	311	(27)	(8.0)

Consolidated balance sheet

(million euro)	Dec. 31, 2006	Jun. 30, 2007	Change

Fixed assets
Property, plant and equipment, net	44,312	45,999	1,687
Other tangible assets	629	614	(15)
Inventory - compulsory stock	1,827	1,899	72
Intangible assets, net	3,753	3,962	209
Investments, net	4,246	5,209	963
Accounts receivable financing and securities related to operations	557	366	(191)
Net accounts payable in relation to capital expenditure	(1,090)	(1,178)	(88)

	54,234	56,871	2,637
Working capital, net
Inventories	4,752	4,936	184
Trade accounts receivable	15,230	13,388	(1,842)
Trade accounts payable	(10,528)	(9,751)	777
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(6,880)	(1,484)
Reserve for contingencies	(8,614)	(8,208)	406
Other operating assets and liabilities:
Equity instruments		2,581	2,581
Other operating assets and liabilities	(641)	(711)	(70)

	(5,197)	(4,645)	552
Employee termination indemnities and other benefits	(1,071)	(936)	135
Net assets held for sale including related net borrowings		128	128
Capital employed, net	47,966	51,418	3,452
Shareholders’ equity including minority interests	41,199	42,296	1,097
Net borrowings	6,767	9,122	2,355

Total liabilities and shareholders’ equity	47,966	51,418	3,452

__________________

(4)	For a reconciliation of summarized Group profit and loss account, balance sheet and cash flow statement with the corresponding statutory tables see Eni’s consolidated report on the first half of 2007, under the section “Financial review”. Summarized Group profit and loss account, balance sheet and cash flow statement are unaudited.

Consolidated cash flow statement

(million euro)	First half

2006	2007	Change

Net profit	5,613	5,166	(447)
adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	2,575	2,871	296
- net gains on disposal of assets	(60)	(26)	34
- dividends, interest, taxes and other changes	5,583	4,370	(1,213)
Cash generated from operating profit before changes in working capital	13,711	12,381	(1,330)
Changes in working capital related to operations	1,004	923	(81)
Dividends received, taxes paid, interest (paid) received	(4,047)	(3,621)	426
Net cash provided by operating activities	10,668	9,683	(985)
Capital expenditure	(3,054)	(4,257)	(1,203)
Investments	(64)	(4,935)	(4,871)
Disposals	104	176	72
Other cash flow related to capital expenditure, investments and disposals	80	206	126
Free cash flow	7,734	873	(6,861)
Borrowings (repayment) of debt related to financing activities	466	230	(236)
Changes in short and long-term financial debt	(1,143)	4,634	5,777
Dividends paid and changes in minority interests and reserves	(3,771)	(3,266)	505
Effect of changes in consolidation and exchange differences	(141)	(88)	53
NET CASH FLOW FOR THE PERIOD	3,145	2,383	(762)

Change in net borrowings

(million euro)	First half

2006	2007	Change

Free cash flow	7,734	873	(6,861)
Net borrowings of acquired companies
Net borrowings of divested companies	1	(24)	(25)
Exchange differences on net borrowings and other changes	117	62	(55)
Dividends paid and changes in minority interests and reserves	(3,771)	(3,266)	505
CHANGE IN NET BORROWINGS	4,081	(2,355)	(6,436)

Summarized accounts5 of the parent company Eni SpA

Profit and loss account

(million euro)	First half

2006	2006	2007	Change

52,985	Net sales from operations	27,485	24,665	(2,820)
255	Other income and revenues	153	77	(76)
(49,264)	Operating expenses	(25,387)	(22,492)	2,895
(829)	Depreciation, amortization and impairments	(376)	(399)	(23)

3,147	Operating profit	1,875	1,851	(24)
98	Net financial income (expense)	58	(579)	(637)
3,785	Net income from investments	4,318	4,789	471

7.030	Profit before income taxes	6,251	6,061	(190)
(1,164)	Income taxes	(777)	(487)	290

5,866	Net profit	5,474	5,574	100

Balance sheet

(million euro)	Dec. 31, 2006	Jun. 30, 2007	Change

Fixed assets
Property, plant and equipment, net	5,507	5,421	(86)
Compulsory stock	1,701	1,828	127
Intangible assets, net	948	959	11
Investments, net	20,897	20,904	7
Accounts receivable financing and securities related to operations	6,662	7,010	348
Net accounts payable in relation to capital expenditure	(313)	(279)	34

	35,402	35,843	441
Working capital, net	(128)	1,123	1,251
Employee termination indemnities and other benefits	(310)	(269)	41

Capital employed, net	34,964	36,697	1,733

Shareholders’ equity	26,935	30,406	3,471
Merger surplus	588
Net borrowings	7,441	6,291	(1,150)

Total liabilities and shareholders’ equity	34,964	36,697	1,733

__________________

(5)	Following the merger of the wholly-owned subsidiaries Enifin SpA and Eni Portugal Investment SpA into Eni SpA effective since January 1, 2006, the 2006 first half results and 2006 full year results have been restated in order to allow a homogeneous comparison among periods. All amounts deriving from inter-company transactions involving Eni SpA and the mentioned subsidiaries have been eliminated.

Cash flow statement

(million euro)	First half

2006	2007	Change

Net profit	5,474	5,574	100
adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	772	405	(367)
- net gains on disposal ot assets	(605)	(2)	603
- dividends, interest, taxes and other changes	(3,230)	(4,586)	(1,356)
Cash generated from operating profit before changes in working capital	2,411	1,391	(1,020)
Changes in working capital related to operations	1,099	1,561	462
Dividends received, taxes paid, interest (paid) received	1,427	1,389	(38)
Net cash provided by operating activities	4,937	4,341	(596)
Capital expenditure	(391)	(501)	(110)
Investments	(217)	(673)	(456)
Financing investments related to operations		(959)	(959)
Disposals	705	671	(34)
Financing divestments related to operations	521	275	(246)
Other cash flow related to capital expenditure, investments and disposals	(325)	(32)	293
Free cash flow	5,230	3,122	(2,108)
Borrowings (repayment) of debt related to financing activities	(1,192)		1,192
Changes in short and long-term financial debt	95	564	469
Changes in financing receivables for non-operating purposes	208		(208)
Dividends paid and changes in minority interests and reserves	(3,360)	(2,699)	661
NET CASH FLOW FOR THE PERIOD	981	987	6

Change in net borrowings

(million euro)	First half

2006	2007	Change

Free cash flow	5,230	3,122	(2,108)
Dividends paid and changes in minority interests and reserves	(3,360)	(2,699)	661
Changes in securities and financing receivables related to operations		727	727
CHANGE IN NET BORROWINGS	1,870	1,150	(720)

PRESS RELEASE

Information Document on Eni’s compensation plans based on financial instruments (Article 84-bis of Consob Regulation No. 11971)
Stock grant plan 2003-2005

This document provides a description of the Stock grant plan 2003-2005 for the managers of Eni SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code. The subsidiaries that have shares listed on the stock exchange and their subsidiary companies realized their own incentive plans, a description of which may be obtained by referring to the information notes that have been issued to the market by the same companies.

Note that the Plan is to be considered "of particular relevance" pursuant to Article 84-bis, second paragraph of the Consob Regulation No. 11971/99 ("Regolamento Emittenti").

Definitions
Here follows a description of the meaning of some of the terms used in the information note:

Attribution of stock grant	Notifying the commitment to assign Eni shares, free of charge, after three years
Assignment of stock grant	Transfer of attributed Eni shares to the individual stock accounts

1. Grantees
Participation to the annual attribution is restricted to the managers who have achieved their individual objectives preset for the previous year and who, as of the date of the assignment, were employed and operating for Eni and its subsidiaries, pursuant to Article 2359 of the Italian Civil Code, whose shares are not listed on regulated markets. The employment relations of the Grantees shall be regulated by managers’ national collective employment agreements or by equivalent regulations with regard to employees not residing in Italy.

The following persons who, as of September 1st, 2007 are general managers, have participated in the Plan:

-	the General Manager of the E&P Division, Stefano Cao (in office since November 14th, 2000);
-	the General Manager of the G&P Division, Domenico Dispenza (in office since January 1st, 2006);
-	the General Manager of the R&M Division, Angelo Caridi (in office since August 3rd, 2007).

Have participated in the Plan managers who have regular access to privileged information and who have the power to take managerial decisions that may have an impact on Eni’s evolution and its future prospects; as of September 1st, 2007, there are 7 managers who, together with the Managing Director and the General Managers of Eni Divisions, are

permanent members of Eni’s Steering Committee and, as such, are considered "other managers with strategic responsibility" (Consob Regulation No. 11971 dated May 14th, 1999 and subsequent amendments).

The Managing Director and General Manager currently in office, Mr. Paolo Scaroni, appointed by the Board of Directors on June 1st, 2005, did not participate in the Plan.

2. The reasons for adopting the plan
The stock grant Plan was approved for the following purposes:

-	setting up an incentive and retention system for Eni’s management connected with the achievement of preset objectives;
-	determining their participation in risk management and in shareholder’s value increase;
-	consolidating in time the managers’ professional contribution.

For the purpose of implementing the Plan, Eni’s company performance was taken into consideration, expressed in terms of ROACE, comparative Total Shareholders’ Return (TSR), and stock performance. For stock grant attribution purposes, the individual objectives were taken into consideration, set according to various spheres of responsibility and to the actual powers of the managerial positions.

These targets have been selected for the purpose of establishing a balance between the economic and operating performance (ROACE) and the share performance (comparative TSR and stock performance).

Eni’s objectives have been approved by the Board of Directors, on proposal of the Compensation Committee, and defined consistently with the targets of the strategic plan and the annual budget. The results, evaluated assuming a constant trading environment, have been verified by the Compensation Committee and approved by the Board of Directors.

The entity of the grant value of the stock grant to be attributed to each grantee was determined by taking into consideration the levels and market practices in long-term incentive plans for equivalent managerial positions.

3. Approval procedure and time-schedule for assigning the instruments
On March 30th, 2003 the Board of Directors of Eni resolved, on proposal of the Compensation Committee, to confer on the Shareholders’ Meeting the power to use up to a maximum of 6.5 million own shares (equal to 0.162% of the capital stock) to service the stock grant Plan 2003-2005.

The Shareholders’ Meeting held on May 30th, 2003 approved the Board’s proposal and conferred on the same Board the power to implement the annual attributions and draw up the related regulations.

On June 19th, 2003 the Board approved the 2003 Plan attribution and the related regulations.

On July 6th, 2004 the Board approved the 2004 Plan attribution and the related regulations.

On June 29th, 2005 the Board approved the 2005 Plan attribution and the related regulations.

The Managing Director, as grantee of the Plan, in relation to the resolutions approved by the Board of Directors on the plan implementation concerning the latter did not take part in the discussion of the subject and in the related voting.

The administration of the Plan is assigned to Eni’s Human Resources & Business Services Department (Compensation Policies/Managers Administration) jointly with Eni’s Corporate Affairs and Governance Department (Company Secretary/Shareholders' Register).

Here follow the market prices recorded on the dates described above:
March 30th, 2003: euro 12.814
May 30th, 2003: euro 13.261
June 19th, 2003: euro 13.764
July 6th, 2004: euro 17.035
May 27th, 2005: euro 19.800
June 29th, 2005: euro 21.379

4. Characteristics of the attributed instruments
The Plan foresees the communication of the commitment to assign its shares, three years after the date of attribution, free of charge. Eni’s commitment is firm and irrevocable, although subject to cancellation if, within a three-year period, the grantee recedes unilaterally from the employment contract. The right of the grantee cannot be transferred inter vivos. The assignment is carried out beforehand in the following cases:

-	resolution on the part of the grantee of the employment contract by mutual consent;
-	loss of control on the part of Eni of its subsidiaries where the grantee is employed;
-	transfer to non-subsidiaries of the company or of the company branch where the grantee is employed;
-	death of the grantee.

The Board of Directors may, if necessary, adjust the number of shares attributed and/or the assignment terms and conditions established in the regulations in case any one or more of the following operations occur:

a.	grouping and splitting of the representative shares of Eni’s capital stock;
b.	increase, free of charge, of Eni’s capital stock;
c.	increase of Eni’s capital stock at a charge, also by issuing shares with warrants, bonds which can be converted into Eni shares and bonds with warrants for subscribing Eni shares;
d.	reduction of Eni’s capital stock;
e.	distribution of extraordinary dividends taking money from Eni’s reserves;
f.	merger, any time in which Eni’s capital stock is to be modified;
g.	splitting of Eni;

h.	assignment of Eni treasury shares to shareholders;
i.	public purchase offers or purchase and exchange of Eni shares.

In order to implement the Plan, in the 2003-2005 period, a total of 3,545,000 own shares were attributed. Follow details of the annual attributions.

Year	No. of managers	No. of stock grant attributed	No. of stock grant outstanding (9/1/2007)
2003	816	1,206,000	-
2004	779	1,035,600	683,900
2005	872	1,303,400	919,100
		3,545,000	1,603,000

The 2003 attribution was completed in September 2006 with the assignment of the related shares.

The 2004 attribution will be completed in September 2007.

The 2005 attribution will be completed in September 2008.

Here follows the number of shares attributed for outstanding attributions as of September 1st, 2007, in relation to the subjects identified by name or to the categories selected as described in paragraph 1.

Name/category	Number of shares attributed 2004	Number of shares attributed 2005
Stefano Cao, GM of E&P Division	13,000	16,000
Domenico Dispenza, GM of G&P Division	5,800	(1)
Angelo Caridi, GM of R&M Division	5,800	6,900
Other managers with strategic responsibility (2)	22,400	28,500

(1) Domenico Dispenza, Chairman of Snam Rete Gas until December 23rd, 2005, has participated in the 2005 attribution of the Snam Rete Gas Plan.
(2) 3 of the current 7 managers have participated in the Plan.

Starting from the fiscal year 2003, the stock incentive plans issued by Eni have been posted as a staff expenses item on the basis of the fair value of the right awarded to the employee. The fair value of the stock grants is represented by the share’s current value at the date of the award reduced by the current value of the expected dividends in the vesting period. The estimated burden for the Company, net of the social security contributions to be paid by the employer, can be determined for each attribution by multiplying the unitary fair value by the number of rights attributed in the year. With reference to outstanding attributions (2004 and 2005) the burden thus determined is equal to 15.1 and 26.2 million Euros respectively.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1 — Financial instruments other than options — *Stock grant - 2004 attribution* — **Section 1** Instruments related to valid plans, approved by previous Assembly resolutions					
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments	Market price as at the date of assignment
STEFANO CAO	GM DIVISIONE E&P	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	13,000	06/07/2004		17.035
DOMENICO DISPENZA	GM DIVISIONE G&P	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	5,800	06/07/2004		17.035
ANGELO CARIDI	GM DIVISIONE R&M	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	5,800	06/07/2004		17.035
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
ROBERTO BORGOGNONI	MD ENI INTERNATIONAL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,000	06/07/2004		17.035
UMBERTO CARRARA	MD AGIP CASPIAN SEA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,000	06/07/2004		17.035
ANTONIO CARRIGLIO	MD SICILIANA GAS	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
ENRICO CINGOLANI	MD IEOC EXPLORACTION BV	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	3,600	06/07/2004		17.035
VALTER D'ANGELI	CHAIRMAN AND MD ECOFUEL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
ROBERTO BONAVENTUR D'AMICO	CHAIRMAN AND MD TECNOMARE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1						
		Financial instruments other than options *Stock grant - 2004 attribution*						
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions						
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments	Market price as at the date of assignment
FRANCO DE BENI	DIRECTOR AGIP ECUADOR	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	3,600	06/07/2004		17.035
VINCENZO DI LORENZO	MD ENI UK	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
ANTONIO ESCALA	PRESIDENTE POLIMERI EUROPA IBERICA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
FRANCO FORNACIARI	CHAIRMAN AND MD COSTIERO GAS LIVORNO	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	900	06/07/2004		17.035
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	5,800	06/07/2004		17.035
ENRICO GRIGESI	MD ENIPOWER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,300	06/07/2004		17.035
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
FORTUNATO SERGIO LO PRESTI	CHAIRMAN AND MD PRAOIL OLEOD.IT	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	900	06/07/2004		17.035
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	5,800	06/07/2004		17.035
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1 — Financial instruments other than options — *Stock grant - 2004 attribution* — **Section 1** Instruments related to valid plans, approved by previous Assembly resolutions					
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments	Market price as at the date of assignment
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,000	06/07/2004		17.035
JIM MACDONALD	PRESIDENTE POLIMERI EUROPA UK	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
GIORGIO MARI	MD ENI TRADING	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
ANNA MARIA MASETTI	MD ENI INT.RESOURCES	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
SERGIO MEREGHETTI	MD SERFACTORING	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
ANTONIO PANZA	DIRECTOR NAOC LTD	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
GIUSEPPE PELUSO	MD TRANS AU. GMBH	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
CLAUDIO PEPE	CHAIRMAN PETROVEN	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
SERGIO PICA	CHAIRMAN AND MD AGIPFUEL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
JEAN MARIE PIRONNET	MD AGIP SUISSE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	700	06/07/2004		17.035
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,300	06/07/2004		17.035
ALESSANDRO PULITI	MD PETR. BELAYIM	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	500	06/07/2004		17.035

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 1					
		Financial instruments other than options *Stock grant - 2004 attribution*					
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions					
	(indicate only for subjects identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments	Market price as at the date of assignment
FEDERICO REY	MD BANQUE ENI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,000	06/07/2004		17.035
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	3,600	06/07/2004		17.035
GIAN CARLO ROSSI	VICE CHAIRMAN GALP ENERGIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
ROBERTO RUSSO	CHAIRMAN AND MD AGIP RETE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,300	06/07/2004		17.035
MARIO SILLA	MD AGIP FRANCAISE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,300	06/07/2004		17.035
ANGELO TARABORRELLI	MD AND GM SYNDIAL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	5,800	06/07/2004		17.035
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,800	06/07/2004		17.035
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	3,600	06/07/2004		17.035
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	22,400	06/07/2004		17.035
OTHER MANAGERS		30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	552,000	06/07/2004		17.035

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1							
		Financial instruments other than options *Stock grant - 2005 attribution*							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments		Due date of restriction on sale of instrument
STEFANO CAO	GM DIVISIONE E&P	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	16,000	29/06/2005		21.379	
ANGELO CARIDI	GM DIVISIONE R&M	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	6,900	29/06/2005		21.379	
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
ROBERTO BORGOGNONI	MD ENI INTERNATIONAL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
SEBASTIANO BURRAFATO	MD ENI CROATIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	600	29/06/2005		21.379	
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
FILIPPO CAPURSO	MD AGIP KARACHGANAK	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
UMBERTO CARRARA	MD AGIP CASPIAN SEA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
ANTONIO CARRIGLIO	MD SICILIANA GAS	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
LUIGI CIARROCCHI	MD ENI PAKISTAN	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	600	29/06/2005		21.379	
ENRICO CINGOLANI	MD IEOC EXPLORACTION BV	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
GIORGIO CLARIZIA	CHAIRMAN POLIMERI EUROPA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	8,700	29/06/2005		21.379	
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	4,200	29/06/2005		21.379

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1 — Financial instruments other than options — *Stock grant - 2005 attribution* — **Section 1** Instruments related to valid plans, approved by previous Assembly resolutions						
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments		Due date of restriction on sale of instrument
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
ROBERTO BONAVENTUR D'A	CHAIRMAN AND MD TECNOMARE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
VALTER D'ANGELI	CHAIRMAN AND MD ECOFUEL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,100	29/06/2005		21.379	
FRANCO DE BENI	DIRECTOR AGIP ECUADOR	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	4,200	29/06/2005		21.379	
VINCENZO DI LORENZO	MD ENI UK	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
ANTONIO ESCALA	PRESIDENTE POLIMERI EUROPA IBERICA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	6,900	29/06/2005		21.379	
ENRICO GRIGESI	MD ENIPOWER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,700	29/06/2005		21.379	
PIETRO GUARNIERI	CHAIRMAN AND MD ENIMED	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	600	29/06/2005		21.379	
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
GIUSEPPE LA SCOLA	CHAIRMAN POLIMERI EUROPA FRANCE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1 — Financial instruments other than options — *Stock grant - 2005 attribution* — **Section 1** Instruments related to valid plans, approved by previous Assembly resolutions						
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments		Due date of restriction on sale of instrument
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
FORTUNATO SERGIO LO PR	CHAIRMAN AND MD PRAOIL OLEOD.IT	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,000	29/06/2005		21.379	
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	6,900	29/06/2005		21.379	
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
JIM MACDONALD	PRESIDENTE POLIMERI EUROPA UK	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
GIORGIO MARI	MD ENI TRADING	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
ANNA MARIA MASETTI	MD ENI INT.RESOURCES	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
SERGIO MEREGHETTI	MD SERFACTORING	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
ADRIANO MONGINI	MD ENI IRAN	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,100	29/06/2005		21.379	
MASSIMO MOSCHINI	CHAIRMAN ENI OIL DO BRASIL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
FRANCO ANDREA OSSOLA	CHAIRMAN POLIMERI EUROPA GMBH	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
ANTONIO PANZA	DIRECTOR NAOC LTD	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for subjects identified by their name)	CADRE 1 Financial instruments other than options *Stock grant - 2005 attribution* **Section 1** Instruments related to valid plans, approved by previous Assembly resolutions						
		Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments		Due date of restriction on sale of instrument
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
MASSIMO PARAVIDINO	CHAIRMAN AND MD POLIMERI EUROPA BENELUX	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
GIUSEPPE PELUSO	MD TRANS AU. GMBH	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
SERGIO PICA	CHAIRMAN AND MD AGIPFUEL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
BIAGIO PIETRAROIA	MD VIRGINIA INDONESIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	600	29/06/2005		21.379	
JEAN MARIE PIRONNET	MD AGIP SUISSE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
GIORGIO PRATA	DIRECTOR SUPERMETANOL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	800	29/06/2005		21.379	
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,700	29/06/2005		21.379	
ALESSANDRO PULITI	MD PETR. BELAYIM	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
PIERO RAFFAELLI	MD POLIMERI EUROPA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	6,900	29/06/2005		21.379	
FEDERICO REY	MD BANQUE ENI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 1						
		Financial instruments other than options *Stock grant - 2005 attribution*						
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions						
	(indicate only for subjects identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of instruments assigned by competent body	Date of assignment effected by competent body	Purchase price (if any) of instruments		Due date of restriction on sale of instrument
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	4,200	29/06/2005		21.379	
GIAN CARLO ROSSI	VICE CHAIRMAN GALP ENERGIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,700	29/06/2005		21.379	
ADELMO SCHENATO	CHAIRMAN AND MD STOCCAGGI GAS ITALIA	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
MARIO SILLA	MD AGIP FRANCAISE	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	1,500	29/06/2005		21.379	
ANGELO TARABORRELLI	MD AND GM SYNDIAL	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	16,000	29/06/2005		21.379	
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	2,200	29/06/2005		21.379	
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	4,200	29/06/2005		21.379	
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	28,500	29/06/2005		21.379	
OTHER MANAGERS		30/05/2003	SHARE TO BE ASSIGNED FOR NO CONSIDERATION AFTER 3 YEARS	729,800	29/06/2005		21.379

PRESS RELEASE

Information Document on Eni’s compensation plans based on financial instruments (Article 84-bis of Consob Regulation No. 11971)
Stock option plan 2002-2005

This document provides a description of the Stock option plan 2002-2005 for the managers of Eni SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code. The subsidiaries that have shares listed on the stock exchange and their subsidiary companies realized their own incentive plans, a description of which may be obtained by referring to the information notes that have been issued to the market by the same companies.

Note that the Plan is to be considered "of particular relevance" pursuant to Article 84-bis, second paragraph of Consob Regulation No. 11971/99 ("Regolamento Emittenti").

Definitions

Here follows a description of the meaning of some of the terms used in the information note:

Stock option	right to purchase Eni stocks in a one-to-one ratio, cumcoupon, having a nominal value of 1 euro
Exercise price	price paid by the grantee for exercising the right of purchase
Vesting period	period during which the right of option may not be exercised
Exercise period	period during which the right of option may be exercised

1. Grantees
The grantees of the Plan are the managers identified among those who hold positions which are more directly responsible for the Group’s results or which are of strategic interest to the Group and who, on the date of the assignment of the options, were employed by and operating for Eni and its subsidiaries, pursuant to Article 2359 of the Italian Civil Code, whose shares are not listed on regulated markets. The employment relations of the Grantees shall be regulated by managers’ national collective employment agreements or by equivalent regulations with regard to employees not residing in Italy.

The Board approves the criteria for identifying the managers participating in the Plan conferring on the Managing Director the power to identify the grantees on the basis of the approved criteria.

The Managing Director and General Manager currently in office, Mr. Paolo Scaroni, appointed by the Board of Directors on June 1st, 2005, has participated in the 2005 assignment of the Plan.

The following subjects who, as of September 1st, 2007 are general managers, have participated in the Plan:

-	The General Manager of the E&P Division, Stefano Cao (in office since November 14th, 2000);

-	The General Manager of the G&P Division, Domenico Dispenza (in office since January 1st, 2006);
-	The General Manager of the R&M Division, Angelo Caridi (in office since August 3rd, 2007).

Have participated in the Plan managers who have regular access to privileged information and who have the power to take managerial decisions that may have an impact on Eni’s evolution and its future prospects; as of September 1st, 2007, there are 7 managers who, together with the Managing Director and the General Managers of Eni Divisions, are permanent members of Eni’s Steering Committee and, as such, are considered "other managers with strategic responsibility" (Consob Regulation No. 11971 dated May 14th, 1999 and subsequent amendments).

2. The reasons for adopting the plan
The 2002-2005 stock option plan was realized in order to make use of a management incentive and retention instrument designed to strengthen the management’s participation in risk management, to improve corporate performance and to maximize value for the Shareholders.

The entity of the grant value of the stock options assigned to each grantee has been determined by taking into consideration the levels and market practices in long-term incentive plans for equivalent managerial positions.

3. Approval procedure and time-schedule for assigning the instruments
On March 27th, 2002 the Board of Directors of Eni resolved, on proposal of the Compensation Committee, to confer on the Shareholders’ Meeting the power to use up to a maximum of 15 million own shares (equal to 0.375% of the capital stock) to service the 2002-2004 stock option Plan.

The Shareholders’ Meeting held on May 30th, 2002 approved the Board’s proposal and conferred on the same Board the power to implement the annual assignments and draw up the related regulations. Subsequently, on May 27th, 2005 the Shareholders’ Meeting authorized to use up to a maximum of 5,443,400 own shares (equal to 0.136% of the capital stock) to service the 2005 stock option Plan, maintaining unaltered the set up, criteria and parameters of the 2002-2004 Plan.

The Board of Directors, in exercising the power of attorney conferred on it by the Shareholders’ Meeting, resolved on an annual basis: (i) the annual assignment of the stock options; (ii) the related regulations; (iii) and the criteria for identifying the grantees. The Board has resolved the implementation to the Managing Director and has conferred on the latter the power to identify the grantees within December 31st of each year on the basis of the approved criteria. The Managing Director, in the exercise of the power conferred on him, has carried out the annual assignment.

On July 2nd, 2002 the Board of Directors approved the 2002 assignment of the Plan.

On June 19th, 2003 the Board of Directors approved the 2003 assignment of the Plan.

On July 6th, 2004 the Board of Directors approved the 2004 assignment of the Plan.

On June 29th, 2005 the Board of Directors approved the 2005 assignment of the Plan.

The Managing Director, as grantee of the Plan, in relation to the resolutions approved by the Board of Directors on the plan implementation with respect to the latter did not take part in the discussion of the subject and in the related voting.

The administration of the Plan is assigned to Eni’s Human Resources & Business Services Department (Compensation Policies/Managers Administration) jointly with Eni’s Corporate Affairs and Governance Department (Company Secretary/Shareholders' Register).

Here follow the market prices recorded on the dates described above:

March 27th, 2002: euro 16.212
May 30th, 2002: euro 16.700
July 2nd, 2002: euro 15.973
June 19th, 2003: euro 13.764
July 6th, 2004: euro 17.035
May 27th, 2005: euro 19.800
June 29th, 2005: euro 21.379

4. Characteristics of the assigned instruments
The option rights give each grantee the right to purchase shares, in a one-to-one ratio, at a price equal to the arithmetic mean of the official prices reported on the Mercato Telematico Azionario managed by Borsa Italiana SpA in the month preceding the date of assignment or (from 2003), if greater, at the average cost of the treasury shares reported on the day preceding the date of assignment.

The options may be exercised three years after assignment (vesting period) and for a maximum period of five years (exercise period); once eight years have elapsed from the date of assignment, unexercised options expire and, consequently, they no longer confer any rights on the grantee. In the following cases: (i) resolution by mutual consent of the employment contract; (ii) loss of control on the part of Eni of its subsidiaries where the grantee is employed; (iii) transfer to non-subsidiaries of the company or of the company branch where the grantee is employed; (iv) death of the grantee, the grantee, or the latter’s heirs, maintain the right to exercise the options within six months from occurrence of the event. In case of unilateral resolution of the employment relation during the vesting period, the options expire.

In order to adopt the new tax regulation established by L.D. No. 262 dated October 3rd, 2006, converted into Law No. 286 on November 24th, 2006, on July 25th, 2007, the Board of Directors modified the 2005 assignment regulation and provided for the right on the part of the grantee, in the cases mentioned above, to maintain the right to exercise the options within December 31st, 2008.

The Board of Directors may, if necessary, adjust the exercise price and/or the number of shares owed in relation to the options yet to be exercised and/or the exercise terms and conditions in case any of the following operations occur:

a)	Grouping and splitting of the representative shares of Eni’s capital stock;
b)	Increase, free of charge, of Eni’s capital stock;
c)	Increase of Eni’s capital stock at a charge, also by issuing shares with warrants, bonds which can be converted into Eni shares and bonds with warrants for subscribing Eni shares; the transfer of own shares that do not service the stock incentive plans is assimilated to the increase of capital stock;
d)	Reduction of Eni’s capital stock;
e)	Distribution of extraordinary dividends taking money from Eni’s reserves;
f)	Merger, any time in which Eni’s capital stock is to be modified;
g)	Splitting of Eni;
h)	Assignment of Eni treasury shares to shareholders;
i)	Public purchase offers or purchase and exchange of Eni shares.

Here follows a brief summary of the assignments carried out in the period 2002-2005:

Year	No. of managers	Exercise price	No. of options assigned	No. of options outstanding (9/1/2007)
2002	314	15.216 (1)	3,518,500	113,500
2003	376	13.743 (2)	4,703,000	377,400
2004	381	16.576 (1)	3,993,500	2,562,500
2005	388	22.512 (3)	4,818,500	3,812,000
			17,033,500	6,865,400

(1) Arithmetic mean of official prices reported on the Mercato Telematico Azionario in the month preceding the assignment.
(2) Average cost of treasury shares on the day preceding the date of assignment (greater than the mean referred to in note 1).
(3) Pondered average of arithmetic mean of the official prices reported on the Mercato Telematico Azionario in the month preceding the assignment.

Here follows the number of Eni options assigned and still outstanding as of September 1st, 2007, in relation to the subjects identified by their name or to the categories selected as described in paragraph 1.

Name/category	No. of options outstanding 2002	No. of options outstanding 2003	No. of options outstanding 2004	No. of options outstanding 2005
Paolo Scaroni, MD and GM				699,000
Stefano Cao, GM of E&P Division				75,500
Domenico Dispenza, GM of G&P Division (1)
Angelo Caridi, GM of R&M Division			24,000	30,500
Other managers with strategic responsibility			112,000 (2)	216,000 (3)

(1) Domenico Dispenza, Chairman of Snam Rete Gas until December 23rd, 2005, has participated in the 2004 and 2005 assignments of the Snam Rete Gas Plan.
(2) 3 of the current 7 managers have participated in the Plan.
(3) 6 of the current 7 managers have participated in the Plan.

Starting from the fiscal year 2003, the stock incentive plans issued by Eni have been posted as a staff expenses item on the basis of the fair value of the right assigned to the employee. The fair value of the stock options is the value of the option calculate with appropriate valuation techniques that take into account the exercise conditions, current price of the share, expected volatility and the risk-free interest rate. The estimated burden for the Company is determined, with reference to each annual assignment, by considering the fair value for the number of options assigned in the year. With reference to the 2003, 2004 and 2005 assignments, the burden thus determined is equal to 7.1, 8 and 16.1 million Euros respectively.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2002 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
FILIPPO CAPURSO	MD AGIP KARACHAGANAK	30/05/2002	OPTION TO BUY ENI SHARE		10.500	31/07/2002	15.216	15.216	31/07/2010
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	30/05/2002	OPTION TO BUY ENI SHARE		6.500	31/07/2002	15.216	15.216	31/07/2010
OTHER MANAGERS		30/05/2002	OPTION TO BUY ENI SHARE		96.500	31/07/2002	15.216	15.216	31/07/2010

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/06/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2003 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
LIVIO BURBI	MD AGIP O. ECUADOR	30/05/2002	OPTION TO BUY ENI SHARE		8,000	31/07/2003	13.743	13.200	31/07/2011
FILIPPO CAPURSO	MD AGIP KARACHGANAK	30/05/2002	OPTION TO BUY ENI SHARE		11,500	31/07/2003	13.743	13.200	31/07/2011
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	30/05/2002	OPTION TO BUY ENI SHARE		5,900	31/07/2003	13.743	13.200	31/07/2011
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	30/05/2002	OPTION TO BUY ENI SHARE		9,500	31/07/2003	13.743	13.200	31/07/2011
MARIO SILLA	MD AGIP FRANCAISE	30/05/2002	OPTION TO BUY ENI SHARE		7,000	31/07/2003	13.743	13.200	31/07/2011
OTHER MANAGERS		30/05/2002	OPTION TO BUY ENI SHARE		335,500	31/07/2003	13.743	13.200	31/07/2011

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2004 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ANGELO CARIDI	GM DIVISIONE R&M	30/05/2002	OPTION TO BUY ENI SHARE		24,000	29/07/2004	16.576	16.576	29/07/2012
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	30/05/2002	OPTION TO BUY ENI SHARE		8,000	29/07/2004	16.576	16.576	29/07/2012
LIVIO BURBI	MD AGIP O. ECUADOR	30/05/2002	OPTION TO BUY ENI SHARE		7,500	29/07/2004	16.576	16.576	29/07/2012
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	30/05/2002	OPTION TO BUY ENI SHARE		6,500	29/07/2004	16.576	16.576	29/07/2012
FILIPPO CAPURSO	MD AGIP KARACHGANAK	30/05/2002	OPTION TO BUY ENI SHARE		9,500	29/07/2004	16.576	16.576	29/07/2012
UMBERTO CARRARA	MD AGIP CASPIAN SEA	30/05/2002	OPTION TO BUY ENI SHARE		6,000	29/07/2004	16.576	16.576	29/07/2012
ANTONIO CARRIGLIO	MD SICILIANA GAS	30/05/2002	OPTION TO BUY ENI SHARE		11,500	29/07/2004	16.576	16.576	29/07/2012
GIORGIO CLARIZIA	CHAIRMAN POLIMERI EUROPA	30/05/2002	OPTION TO BUY ENI SHARE		32,500	29/07/2004	16.576	16.576	29/07/2012
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	30/05/2002	OPTION TO BUY ENI SHARE		17,500	29/07/2004	16.576	16.576	29/07/2012
VALTER D'ANGELI	CHAIRMAN AND MD ECOFUEL	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	30/05/2002	OPTION TO BUY ENI SHARE		22,000	29/07/2004	16.576	16.576	29/07/2012
ANTONIO ESCALA	CHAIRMAN POLIMERI EUROPA IBERICA	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	30/05/2002	OPTION TO BUY ENI SHARE		9,500	29/07/2004	16.576	16.576	29/07/2012
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	30/05/2002	OPTION TO BUY ENI SHARE		30,500	29/07/2004	16.576	16.576	29/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2004 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ENRICO GRIGESI	MD ENIPOWER	30/05/2002	OPTION TO BUY ENI SHARE		11,000	29/07/2004	16.576	16.576	29/07/2012
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	30/05/2002	OPTION TO BUY ENI SHARE		8,000	29/07/2004	16.576	16.576	29/07/2012
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	30/05/2002	OPTION TO BUY ENI SHARE		13,000	29/07/2004	16.576	16.576	29/07/2012
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	30/05/2002	OPTION TO BUY ENI SHARE		24,000	29/07/2004	16.576	16.576	29/07/2012
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
JIM MACDONALD	CHAIRMAN POLIMERI EUROPA UK	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
SERGIO MEREGHETTI	MD SERFACTORING	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
ADRIANO MONGINI	MD ENI IRAN	30/05/2002	OPTION TO BUY ENI SHARE		5,000	29/07/2004	16.576	16.576	29/07/2012
ROBERTO MULINACCI	CHAIRMAN AND MD AGIP HUNGARIA	30/05/2002	OPTION TO BUY ENI SHARE		7,000	29/07/2004	16.576	16.576	29/07/2012
FRANCO ANDREA OSSOLA	CHAIRMAN POLIMERI EUROPA GMBH	30/05/2002	OPTION TO BUY ENI SHARE		7,500	29/07/2004	16.576	16.576	29/07/2012
ANTONIO PANZA	DIRECTOR NAOC LTD	30/05/2002	OPTION TO BUY ENI SHARE		5,500	29/07/2004	16.576	16.576	29/07/2012
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	30/05/2002	OPTION TO BUY ENI SHARE		7,500	29/07/2004	16.576	16.576	29/07/2012
GIUSEPPE PELUSO	MD TRANS AU. GMBH	30/05/2002	OPTION TO BUY ENI SHARE		5,500	29/07/2004	16.576	16.576	29/07/2012
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	30/05/2002	OPTION TO BUY ENI SHARE		13,500	29/07/2004	16.576	16.576	29/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for persons identified by their name)	CADRE 2							
		STOCK OPTION - 2004 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
		Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
PIERO RAFFAELLI	MD POLIMERI EUROPA	30/05/2002	OPTION TO BUY ENI SHARE		27,000	29/07/2004	16.576	16.576	29/07/2012
FEDERICO REY	MD BANQUE ENI	30/05/2002	OPTION TO BUY ENI SHARE		6,000	29/07/2004	16.576	16.576	29/07/2012
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	30/05/2002	OPTION TO BUY ENI SHARE		6,000	29/07/2004	16.576	16.576	29/07/2012
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	30/05/2002	OPTION TO BUY ENI SHARE		5,500	29/07/2004	16.576	16.576	29/07/2012
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	30/05/2002	OPTION TO BUY ENI SHARE		17,500	29/07/2004	16.576	16.576	29/07/2012
GIAN CARLO ROSSI	VICE CHAIRMAN GALP ENERGIA	30/05/2002	OPTION TO BUY ENI SHARE		13,000	29/07/2004	16.576	16.576	29/07/2012
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	30/05/2002	OPTION TO BUY ENI SHARE		9,500	29/07/2004	16.576	16.576	29/07/2012
MARIO SILLA	MD AGIP FRANCAISE	30/05/2002	OPTION TO BUY ENI SHARE		6,000	29/07/2004	16.576	16.576	29/07/2012
ANGELO TARABORRELLI	MD AND GM SYNDIAL	30/05/2002	OPTION TO BUY ENI SHARE		43,500	29/07/2004	16.576	16.576	29/07/2012
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	30/05/2002	OPTION TO BUY ENI SHARE		11,500	29/07/2004	16.576	16.576	29/07/2012
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	30/05/2002	OPTION TO BUY ENI SHARE		21,500	29/07/2004	16.576	16.576	29/07/2012
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		30/05/2002	OPTION TO BUY ENI SHARE		112,000	29/07/2004	16.576	16.576	29/07/2012
OTHER MANAGERS		30/05/2002	OPTION TO BUY ENI SHARE		1,942,000	29/07/2004	16.576	16.576	29/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for persons identified by their name)	CADRE 2								
		STOCK OPTION - 2005 ASSIGNMENT								
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions								
		Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Market price of underlying financial instruments as at the date of assignment	Expiration of option
PAOLO SCARONI	MD AND GM	27/05/2005	OPTION TO BUY ENI SHARE	699,000		28/07/2005	22.509	22,509	22.509	29/07/2013
STEFANO CAO	GM DIVISIONE E&P	27/05/2005	OPTION TO BUY ENI SHARE	75,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ANGELO CARIDI	GM DIVISIONE R&M	27/05/2005	OPTION TO BUY ENI SHARE	30,500		28/07/2005	22.509	22,509	22.509	29/07/2013
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	27/05/2005	OPTION TO BUY ENI SHARE	8,000		28/07/2005	22.509	22,509	22.509	29/07/2013
ROBERTO BORGOGNONI	MD ENI INTERNATIONAL	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
LIVIO BURBI	MD AGIP O. ECUADOR	27/05/2005	OPTION TO BUY ENI SHARE	7,000		28/07/2005	22.509	22,509	22.509	29/07/2013
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
FILIPPO CAPURSO	MD AGIP KARACHGANAK	27/05/2005	OPTION TO BUY ENI SHARE	9,500		28/07/2005	22.509	22,509	22.509	29/07/2013
UMBERTO CARRARA	MD AGIP CASPIAN SEA	27/05/2005	OPTION TO BUY ENI SHARE	8,000		28/07/2005	22.509	22,509	22.509	29/07/2013
ANTONIO CARRIGLIO	MD SICILIANA GAS	27/05/2005	OPTION TO BUY ENI SHARE	12,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ENRICO CINGOLANI	MD IEOC EXPLORACTION BV	27/05/2005	OPTION TO BUY ENI SHARE	8,000		28/07/2005	22.509	22,509	22.509	29/07/2013
GIORGIO CLARIZIA	CHAIRMAN POLIMERI EUROPA	27/05/2005	OPTION TO BUY ENI SHARE	37,500		28/07/2005	22.509	22,509	22.509	29/07/2013
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	27/05/2005	OPTION TO BUY ENI SHARE	17,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ROBERTO BONAVENTUR D'AMICO	CHAIRMAN AND MD TECNOMARE	27/05/2005	OPTION TO BUY ENI SHARE	8,500		28/07/2005	22.509	22,509	22.509	29/07/2013
VALTER D'ANGELI	CHAIRMAN AND MD ECOFUEL	27/05/2005	OPTION TO BUY ENI SHARE	7,000		28/07/2005	22.509	22,509	22.509	29/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2								
		STOCK OPTION - 2005 ASSIGNMENT								
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions								
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	27/05/2005	OPTION TO BUY ENI SHARE	23,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ANTONIO ESCALA	CHAIRMAN POLIMERI EUROPA IBERICA	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	23.515	23,515	23.515	29/07/2013
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	27/05/2005	OPTION TO BUY ENI SHARE	10,000		28/07/2005	22.509	22,509	22.509	29/07/2013
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	27/05/2005	OPTION TO BUY ENI SHARE	32,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ENRICO GRIGESI	MD ENIPOWER	27/05/2005	OPTION TO BUY ENI SHARE	11,000		28/07/2005	22.509	22,509	22.509	29/07/2013
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	27/05/2005	OPTION TO BUY ENI SHARE	8,500		28/07/2005	22.509	22,509	22.509	29/07/2013
GIUSEPPE LA SCOLA	CHAIRMAN POLIMERI EUROPA FRANCE	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	27/05/2005	OPTION TO BUY ENI SHARE	12,500		28/07/2005	22.509	22,509	22.509	29/07/2013
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	27/05/2005	OPTION TO BUY ENI SHARE	28,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	22.509	22,509	22.509	29/07/2013
JIM MACDONALD	CHAIRMAN POLIMERI EUROPA UK	27/05/2005	OPTION TO BUY ENI SHARE	7,000		28/07/2005	23.515	23,515	23.515	29/07/2013
ANNA MARIA MASETTI	MD ENI INT.RESOURCES	27/05/2005	OPTION TO BUY ENI SHARE	8,500		28/07/2005	22.509	22,509	22.509	29/07/2013
SERGIO MEREGHETTI	MD SERFACTORING	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification (indicate only for persons identified by their name)	CADRE 2								
		STOCK OPTION - 2005 ASSIGNMENT								
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions								
		Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ADRIANO MONGINI	MD ENI IRAN	27/05/2005	OPTION TO BUY ENI SHARE	5,500		28/07/2005	22.509	22,509	22.509	29/07/2013
FRANCO ANDREA OSSOLA	CHAIRMAN POLIMERI EUROPA GMBH	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ANTONIO PANZA	DIRECTOR NAOC LTD	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	22.509	22,509	22.509	29/07/2013
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	27/05/2005	OPTION TO BUY ENI SHARE	7,500		28/07/2005	22.509	22,509	22.509	29/07/2013
MASSIMO PARAVIDINO	CHAIRMAN AND MD POLIMERI EUROPA BENELUX	27/05/2005	OPTION TO BUY ENI SHARE	10,500		28/07/2005	22.509	22,509	22.509	29/07/2013
GIUSEPPE PELUSO	MD TRANS AU. GMBH	27/05/2005	OPTION TO BUY ENI SHARE	5,500		28/07/2005	22.509	22,509	22.509	29/07/2013
SERGIO PICA	CHAIRMAN AND MD AGIPFUEL	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	22.509	22,509	22.509	29/07/2013
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	27/05/2005	OPTION TO BUY ENI SHARE	13,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ALESSANDRO PULITI	MD PETR. BELAYIM	27/05/2005	OPTION TO BUY ENI SHARE	4,500		28/07/2005	22.509	22,509	22.509	29/07/2013
PIERO RAFFAELLI	MD POLIMERI EUROPA	27/05/2005	OPTION TO BUY ENI SHARE	30,500		28/07/2005	22.509	22,509	22.509	29/07/2013
FEDERICO REY	MD BANQUE ENI	27/05/2005	OPTION TO BUY ENI SHARE	6,000		28/07/2005	22.509	22,509	22.509	29/07/2013
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	22.509	22,509	22.509	29/07/2013
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	27/05/2005	OPTION TO BUY ENI SHARE	5,500		28/07/2005	22.509	22,509	22.509	29/07/2013
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	27/05/2005	OPTION TO BUY ENI SHARE	19,500		28/07/2005	22.509	22,509	22.509	29/07/2013
GIAN CARLO ROSSI	VICE CHAIRMAN GALP ENERGIA	27/05/2005	OPTION TO BUY ENI SHARE	13,000		28/07/2005	22.509	22,509	22.509	29/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2								
		STOCK OPTION - 2005 ASSIGNMENT								
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions								
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ROBERTO RUSSO	CHAIRMAN AND MD AGIP RETE	27/05/2005	OPTION TO BUY ENI SHARE	5,000		28/07/2005	22.509	22,509	22.509	29/07/2013
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	27/05/2005	OPTION TO BUY ENI SHARE	10,000		28/07/2005	22.509	22,509	22.509	29/07/2013
ADELMO SCHENATO	CHAIRMAN AND MD STOCCAGGI GAS ITALIA	27/05/2005	OPTION TO BUY ENI SHARE	7,000		28/07/2005	22.509	22,509	22.509	29/07/2013
MARIO SILLA	MD AGIP FRANCAISE	27/05/2005	OPTION TO BUY ENI SHARE	6,500		28/07/2005	22.509	22,509	22.509	29/07/2013
ANGELO TARABORRELLI	MD AND GM SYNDIAL	27/05/2005	OPTION TO BUY ENI SHARE	50,000		28/07/2005	22.509	22,509	22.509	29/07/2013
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	27/05/2005	OPTION TO BUY ENI SHARE	11,000		28/07/2005	22.509	22,509	22.509	29/07/2013
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	27/05/2005	OPTION TO BUY ENI SHARE	25,500		28/07/2005	22.509	22,509	22.509	29/07/2013
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		27/05/2005	OPTION TO BUY ENI SHARE	216,000		28/07/2005	22.509	22,509	22.509	29/07/2013
OTHER MANAGERS		27/05/2005	OPTION TO BUY ENI SHARE	2,080,500	123,500	28/07/2005	22.516	22,516	22.516	29/07/2013

PRESS RELEASE

Information Document on Eni’s compensation plans based on financial instruments (Article 84-bis of Consob Regulation No. 11971)
Stock option plan 2006-2008

This document provides a description of the Stock option plan 2006-2008 for the managers of Eni SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code. The subsidiaries that have shares listed on the stock exchange and their subsidiary companies realize their own incentive plans, a description of which may be obtained by referring to the information notes that have been issued to the market by the same companies.

Note that the Plan is to be considered "of particular relevance" pursuant to Article 84-bis, second paragraph of Consob Regulation No. 11971/99 ("Regolamento Emittenti").

Definitions

Here follows a description of the meaning of some of the terms used in the information note:

Stock option	right to purchase Eni stocks in a one-to-one ratio, cumcoupon, having a nominal value of 1 euro
Exercise price	price paid by the grantee for exercising the right of purchase
Vesting period	period during which the right of option may not be exercised
Exercise period	period during which the right of option may be exercised

1. Grantees
The grantees of the Plan are the managers identified among those who hold those positions which are more directly responsible for the Group’s results or which are of strategic interest to the Group and who, on the date of the assignment of the options, were employed by and operating for Eni and its subsidiaries, pursuant to Article 2359 of the Italian Civil Code, whose shares are not listed on regulated markets. The employment relations of the Grantees shall be regulated by managers’ national collective employment agreements or by equivalent regulations with regard to employees not residing in Italy.

The Board approves the criteria for identifying the managers participating in the Plan conferring on the Managing Director the power to identify the grantees on the basis of the approved criteria.

The Managing Director and General Manager currently in office, Mr. Paolo Scaroni, appointed by the Board of Directors on June 1st, 2005, participates in the Plan.

The following persons who, as of September 1st, 2007 are general managers, have participated in the Plan:

-	The General Manager of the E&P Division, Stefano Cao (in office since November 14th, 2000);
-	The General Manager of the G&P Division, Domenico Dispenza (in office since January 1st, 2006);

The current General Manager of the R&M Division, Mr. Angelo Caridi, appointed by the Board of Directors on August 3rd, 2007 as Managing Director of Snamprogetti until August 5th, 2007, has participated in the 2006 and 2007 assignments of Saipem’s stock option Plan.

Have participated in the Plan managers who have regular access to privileged information and who have the power to take managerial decisions that may have an impact on Eni’s evolution and its future prospects; as of September 1st, 2007, there are 7 managers who, together with the Managing Director and the General Managers of Eni Divisions, are permanent members of Eni’s Steering Committee and, as such, are considered "other managers with strategic responsibility" (Consob Regulation No. 11971 dated May 14th, 1999 and subsequent amendments).

2. The reasons for adopting the plan
The 2006-2008 stock option plan was introduced in order to make use of a management incentive and retention instrument designed to strengthen the management’s participation in risk management, to improve corporate performance and to maximize Shareholders value.

The stock options assigned as part of the Plan can be exercised after three years in a quantity connected to the positioning of the Total Shareholder Return of the Eni stock with respect to that of the major international oil companies, calculated on a annual basis in the three-year vesting period.

This performance target was selected for the focus on the shareholder’s return, in a comparative prospective with reference to the other oil majors, and for its widespread use in the long-term incentive plans in the market of reference.

On completion of each three-year implementation period, the results of the stock option Plan will be verified by the Compensation Committee and approved by the Board of Directors.

The entity of the grant value of the stock options assigned to each grantee has been determined by taking into consideration the levels and market practices in long-term incentive plans for equivalent managerial positions.

3. Approval procedure and time-schedule for assigning the instruments
On March 30th, 2006 the Board of Directors of Eni approved the Compensation Committee’s proposal related to the 2006-2008 stock option Plan and resolved to submit it to the Shareholders’ Meeting for approval.

The Shareholders’ Meeting of May 25th, 2006 approved the 2006-2008 stock option Plan and the authorization to use up to a maximum of 30 million own shares, equal to approximately 0.75% of the capital stock, to service the Plan, and conferred on the same Board the power to implement the annual assignments and draw up the related regulations.

The Plan foresees three annual stock option assignments, respectively, in 2006, 2007 and 2008.

The Board of Directors, in exercising the power of attorney conferred on it by the Shareholders’ Meeting, each year resolves: (i) the annual assignment of the stock options; (ii) the related regulations; (iii) and the criteria for identifying the grantees. Furthermore, the Board delegates the Managing Director to identify the grantees within December 31st of each year on the basis of the approved criteria. The Managing Director, in the exercise of the power of attorney conferred on him, carries out the annual assignment.

On July 27th, 2006 and on July 25th, 2007 the Board approved, respectively, the 2006 and 2007 assignment of the Plan.

The Managing Director, as grantee of the Plan, in relation to the resolutions approved by the Board of Directors on the plan implementation with respect to the latter did not take part in the discussion of the subject and in the related voting.

The administration of the Plan is assigned to Eni’s Human Resources & Business Services Department (Compensation Policies/Managers Administration) jointly with Eni’s Corporate Affairs and Governance Department (Company Secretary/Shareholders' Register).

Here follow the market prices recorded on the dates described above:
March 30th, 2006: euro 23.391
May 25th, 2006: euro 23.937
July 27th, 2006: euro 23.100
July 25th, 2007: euro 27.451

4. Characteristics of the assigned instruments
The option give each grantee the right to purchase shares, in a one-to-one ratio, at a price equal to the arithmetic mean of the official prices reported on the Mercato Telematico Azionario managed by Borsa Italiana SpA in the month preceding the date of assignment or, if greater, at the average cost of the treasury shares reported on the day preceding the date of assignment.

The options may be exercised three years after assignment (vesting period) and for a maximum period of three years (exercise period); once six years have elapsed from the date of assignment, unexercised options expire and, consequently, they no longer confer any rights on the grantee.

The 2006-2008 stock option Plan provides for a performance condition in order to exercise the options. At the end of each three-year vesting period, the Board of Directors determines the number of options that can be exercised, in a percentage ranging between zero and 100, based on the positioning of the Total Shareholders’ Return (TSR) of the Eni stock with respect to that of the other six major international oil companies for capitalization.

In the following cases: (i) resolution on the part of the grantee, by mutual consent, of the employment contract; (ii) loss of control on the part of Eni SpA in the Company where the grantee is employed; (iii) transfer to a non-subsidiary of the company (or of the company branch) where the grantee is employed; (iv) death of the grantee, the latter or his or her heirs maintain the right to exercise the options within December 31st of the year in which the vesting period ends, to an extent proportional to the period elapsed between the assignment and the occurrence of the abovementioned events. In case of unilateral resolution of the employment contract, if the event occurs during the vesting period, the options become null; if the event occurs during the exercise period, the options can be exercised within three months.

The Board of Directors may, if necessary, adjust the exercise price and/or the number of shares owed in relation to the options yet to be exercised and/or the exercise terms and conditions in case any of the following operations occur:

a)	Grouping and splitting of the representative shares of Eni’s capital stock;
b)	Increase, free of charge, of Eni’s capital stock;
c)	Increase of Eni’s capital stock at a charge, also by issuing shares with warrants, bonds which can be converted into Eni shares and bonds with warrants for subscribing Eni shares; the transfer of own shares that do not service the stock incentive plans is assimilated to the increase of capital stock;
d)	Reduction of Eni’s capital stock;
e)	Distribution of extraordinary dividends taking money from Eni’s reserves;
f)	Merger, any time in which Eni’s capital stock is to be modified;
g)	Splitting of Eni;
h	Assignment of Eni treasury shares to shareholders;
i)	Public purchase offers or purchase and exchange of Eni shares.

Here follows a brief summary of the assignments carried out in the period 2006-2007:

Year	No. of managers	Exercise price	No. of options assigned	No. of outstanding options (9/1/2007)
2006	338	23.119 (1)	3,518,500	6,760,600
2007	332	27.451 (2)	6,110,500	6,110,500
			9,629,000	12,871,100

(1) Pondered average of arithmetic mean of official prices reported on the Mercato Telematico Azionario in the month preceding the assignment.
(2) Arithmetic mean of official prices reported on the Mercato Telematico Azionario in the month preceding the assignment.

Here follows the number of Eni options assigned and still outstanding as of September 1st, 2007, in relation to the subjects identified by their name or to the categories selected as described in paragraph 1.

Name/category	No. of outstanding options 2006	No. of outstanding options 2007
Paolo Scaroni, MD and GM (1)	681,000	573,000
Stefano Cao, GM of E&P Division	175,500	155,500
Domenico Dispenza, GM of G&P Division	122,500	110,000
Other managers with strategic responsibility	552,500	472,500

(1) The assignment of the Managing Director was integrated with the attribution of a monetary incentive to be paid after three years in connection with an increase of the Eni stock value, which amounted, in 2007, to the assignment of 96,000 options at an exercise price of 23.100 Euros and, in 2007, to the assignment of 80,500 options at an exercise price of 27.451 Euros.

Starting from the fiscal year 2003, the stock incentive plans issued by Eni have been posted as a staff expenses item on the basis of the fair value of the right assigned to the employee. The fair value of the stock options is the value of the option calculate with appropriate valuation techniques that take into account the exercise conditions, current price of the share, expected volatility and the risk-free interest rate. The estimated burden for the Company is determined, with reference to each annual assignment, by considering the fair value for the number of options assigned in the year. With reference to the 2006 assignment, the burden thus determined is equal to 10.2 million Euros.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/08/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2006 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
PAOLO SCARONI	MD AND GM	25/05/2006	OPTION TO BUY ENI SHARE	681,000		27/07/2006	23.100	23.100	27/07/2012
STEFANO CAO	GM DIVISIONE E&P	25/05/2006	OPTION TO BUY ENI SHARE	175,500		27/07/2006	23.100	23.100	27/07/2012
DOMENICO DISPENZA	GM DIVISIONE G&P	25/05/2006	OPTION TO BUY ENI SHARE	122,500		27/07/2006	23.100	23.100	27/07/2012
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	25/05/2006	OPTION TO BUY ENI SHARE	17,500		27/07/2006	23.100	23.100	27/07/2012
ROBERTO BORGOGNONI	MD ENI INTERNATIONAL	25/05/2006	OPTION TO BUY ENI SHARE	12,500		27/07/2006	23.100	23.100	27/07/2012
LIVIO BURBI	MD AGIP O. ECUADOR	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	25/05/2006	OPTION TO BUY ENI SHARE	13,500		27/07/2006	23.100	23.100	27/07/2012
FILIPPO CAPURSO	MD AGIP KARACHGANAK	25/05/2006	OPTION TO BUY ENI SHARE	15,500		27/07/2006	23.100	23.100	27/07/2012
UMBERTO CARRARA	MD AGIP CASPIAN SEA	25/05/2006	OPTION TO BUY ENI SHARE	20,500		27/07/2006	23.100	23.100	27/07/2012
ANTONIO CARRIGLIO	MD SICILIANA GAS	25/05/2006	OPTION TO BUY ENI SHARE	20,500		27/07/2006	23.100	23.100	27/07/2012
ENRICO CINGOLANI	MD IEOC EXPLORACTION BV	25/05/2006	OPTION TO BUY ENI SHARE	18,000		27/07/2006	23.100	23.100	27/07/2012
GIORGIO CLARIZIA	CHAIRMAN POLIMERI EUROPA	25/05/2006	OPTION TO BUY ENI SHARE	92,000		27/07/2006	23.100	23.100	27/07/2012
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	25/05/2006	OPTION TO BUY ENI SHARE	26,500		27/07/2006	23.100	23.100	27/07/2012
ROBERTO BONAVENTUR D'AMICO	CHAIRMAN AND MD TECNOMARE	25/05/2006	OPTION TO BUY ENI SHARE	14,000		27/07/2006	23.100	23.100	27/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/08/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2006 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
VALTER D'ANGELI	CHAIRMAN AND MD ECOFUEL	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	25/05/2006	OPTION TO BUY ENI SHARE	12,500		27/07/2006	23.100	23.100	27/07/2012
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	25/05/2006	OPTION TO BUY ENI SHARE	43,000		27/07/2006	23.100	23.100	27/07/2012
VINCENZO DI LORENZO	MD ENI UK	25/05/2006	OPTION TO BUY ENI SHARE	12,500		27/07/2006	23.100	23.100	27/07/2012
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	25/05/2006	OPTION TO BUY ENI SHARE	16,500		27/07/2006	23.100	23.100	27/07/2012
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	25/05/2006	OPTION TO BUY ENI SHARE	59,500		27/07/2006	23.100	23.100	27/07/2012
ENRICO GRIGESI	MD ENIPOWER	25/05/2006	OPTION TO BUY ENI SHARE	32,500		27/07/2006	23.100	23.100	27/07/2012
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	25/05/2006	OPTION TO BUY ENI SHARE	13,500		27/07/2006	23.100	23.100	27/07/2012
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	25/05/2006	OPTION TO BUY ENI SHARE	26,500		27/07/2006	23.100	23.100	27/07/2012
FORTUNATO SERGIO LO PRESTI	CHAIRMAN AND MD PRAOIL OLEOD.IT	25/05/2006	OPTION TO BUY ENI SHARE	14,000		27/07/2006	23.100	23.100	27/07/2012
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	25/05/2006	OPTION TO BUY ENI SHARE	66,500		27/07/2006	23.100	23.100	27/07/2012
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	25/05/2006	OPTION TO BUY ENI SHARE	12,500		27/07/2006	23.100	23.100	27/07/2012
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
JIM MACDONALD	CHAIRMAN POLIMERI EUROPA UK	25/05/2006	OPTION TO BUY ENI SHARE	16,500		27/07/2006	23.100	23.100	27/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3[a] of Regulation no. 11971/1999

Date 01/08/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2006 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ANNA MARIA MASETTI	MD ENI INT.RESOURCES	25/05/2006	OPTION TO BUY ENI SHARE	14,000		27/07/2006	23.100	23.100	27/07/2012
SERGIO MEREGHETTI	MD SERFACTORING	25/05/2006	OPTION TO BUY ENI SHARE	13,000		27/07/2006	23.100	23.100	27/07/2012
FRANCO ANDREA OSSOLA	CHAIRMAN POLIMERI EUROPA GMBH	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
ANTONIO PANZA	DIRECTOR NAOC LTD	25/05/2006	OPTION TO BUY ENI SHARE	16,000		27/07/2006	23.100	23.100	27/07/2012
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	25/05/2006	OPTION TO BUY ENI SHARE	13,500		27/07/2006	23.100	23.100	27/07/2012
GIUSEPPE PELUSO	MD TRANS AU. GMBH	25/05/2006	OPTION TO BUY ENI SHARE	9,000		27/07/2006	23.100	23.100	27/07/2012
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	25/05/2006	OPTION TO BUY ENI SHARE	27,500		27/07/2006	23.100	23.100	27/07/2012
ALESSANDRO PULITI	MD PETR. BELAYIM	25/05/2006	OPTION TO BUY ENI SHARE	8,500		27/07/2006	23.100	23.100	27/07/2012
PIERO RAFFAELLI	MD POLIMERI EUROPA	25/05/2006	OPTION TO BUY ENI SHARE	56,000		27/07/2006	23.100	23.100	27/07/2012
FEDERICO REY	MD BANQUE ENI	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	25/05/2006	OPTION TO BUY ENI SHARE	15,000		27/07/2006	23.100	23.100	27/07/2012
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	25/05/2006	OPTION TO BUY ENI SHARE	10,000		27/07/2006	23.100	23.100	27/07/2012
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	25/05/2006	OPTION TO BUY ENI SHARE	29,500		27/07/2006	23.100	23.100	27/07/2012
ROBERTO RUSSO	CHAIRMAN AND MD AGIP RETE	25/05/2006	OPTION TO BUY ENI SHARE	9,500		27/07/2006	23.100	23.100	27/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/08/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2006 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	25/05/2006	OPTION TO BUY ENI SHARE	22,000		27/07/2006	23.100	23.100	27/07/2012
ADELMO SCHENATO	CHAIRMAN AND MD STOCCAGGI GAS ITALIA	25/05/2006	OPTION TO BUY ENI SHARE	12,000		27/07/2006	23.100	23.100	27/07/2012
ANGELO TARABORRELLI	MD AND GM SYNDIAL	25/05/2006	OPTION TO BUY ENI SHARE	115,000		27/07/2006	23.100	23.100	27/07/2012
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	25/05/2006	OPTION TO BUY ENI SHARE	25,000		27/07/2006	23.100	23.100	27/07/2012
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	25/05/2006	OPTION TO BUY ENI SHARE	47,000		27/07/2006	23.100	23.100	27/07/2012
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		25/05/2006	OPTION TO BUY ENI SHARE	552,500		27/07/2006	23.100	23.100	27/07/2012
OTHER MANAGERS		25/05/2006	OPTION TO BUY ENI SHARE	4,100,500	49,600	27/7/2006 - 1/8/2006 - 1/9/06 - 3/11/06	23.132	23.132	27/07/2012

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2007 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
PAOLO SCARONI	MD AND GM	25/05/2006	OPTION TO BUY ENI SHARE	573,000		25/07/2007	27.451	27.451	25/07/2013
CAO STEFANO	GM DIVISIONE E&P	25/05/2006	OPTION TO BUY ENI SHARE	155,500		25/07/2007	27.451	27.451	25/07/2013
DOMENICO DISPENZA	GM DIVISIONE G&P	25/05/2006	OPTION TO BUY ENI SHARE	110,000		25/07/2007	27.451	27.451	25/07/2013
EROS LUCIO AGOSTINELLI	MD ENI AUSTRALIA	25/05/2006	OPTION TO BUY ENI SHARE	12,000		25/07/2007	27.451	27.451	25/07/2013
ROBERTO BORGOGNONI	MD ENI INTERNATIONAL	25/05/2006	OPTION TO BUY ENI SHARE	11,500		25/07/2007	27.451	27.451	25/07/2013
LUCIANO BUSCAGLIONE	MD TOSCANA ENERGIA CLIENTI	25/05/2006	OPTION TO BUY ENI SHARE	11,500		25/07/2007	27.451	27.451	25/07/2013
UMBERTO CARRARA	MD AGIP CASPIAN SEA	25/05/2006	OPTION TO BUY ENI SHARE	19,500		25/07/2007	27.451	27.451	25/07/2013
ANTONIO CARRIGLIO	MD SICILIANA GAS	25/05/2006	OPTION TO BUY ENI SHARE	17,500		25/07/2007	27.451	27.451	25/07/2013
ENRICO CINGOLANI	MD IEOC EXPLORACTION BV	25/05/2006	OPTION TO BUY ENI SHARE	15,500		25/07/2007	27.451	27.451	25/07/2013
GIORGIO CLARIZIA	CHAIRMAN POLIMERI EUROPA	25/05/2006	OPTION TO BUY ENI SHARE	67,500		25/07/2007	27.451	27.451	25/07/2013
CESARE CUNIBERTO	CHAIRMAN AND MD TIGAZ	25/05/2006	OPTION TO BUY ENI SHARE	22,500		25/07/2007	27.451	27.451	25/07/2013
ROBERTO BONAVENTUR D'AMICO	CHAIRMAN AND MD TECNOMARE	25/05/2006	OPTION TO BUY ENI SHARE	17,000		25/07/2007	27.451	27.451	25/07/2013
ROBERTO DALL'OMO	CHAIRMAN AND MD ENI PETROLEUM	25/05/2006	OPTION TO BUY ENI SHARE	10,500		25/07/2007	27.451	27.451	25/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2007 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ALDO DE SIMONE	CHAIRMAN PADANA ASSICURAIZONI	25/05/2006	OPTION TO BUY ENI SHARE	30,000		25/07/2007	27.451	27.451	25/07/2013
VINCENZO DI LORENZO	MD ENI UK	25/05/2006	OPTION TO BUY ENI SHARE	11,000		25/07/2007	27.451	27.451	25/07/2013
ANTONIO ESCALA	CHAIRMAN POLIMERI EUROPA IBERICA	25/05/2006	OPTION TO BUY ENI SHARE	10,000		25/07/2007	27.451	27.451	25/07/2013
LUIGI FRANZINA	MD PADANA ASSICURAZIONI	25/05/2006	OPTION TO BUY ENI SHARE	14,000		25/07/2007	27.451	27.451	25/07/2013
GIUSEPPINA FUSCO	CHAIRMAN AND MD SOFID	25/05/2006	OPTION TO BUY ENI SHARE	50,500		25/07/2007	27.451	27.451	25/07/2013
ENRICO GRIGESI	MD ENIPOWER	25/05/2006	OPTION TO BUY ENI SHARE	27,500		25/07/2007	27.451	27.451	25/07/2013
ANTONELLO IONA	CHAIRMAN AND MD AGIP ESPANA	25/05/2006	OPTION TO BUY ENI SHARE	6,500		25/07/2007	27.451	27.451	25/07/2013
MANLIO LA LOGGIA	CHAIRMAN GAS VERSORGUNG S.GMBH	25/05/2006	OPTION TO BUY ENI SHARE	13,000		25/07/2007	27.451	27.451	25/07/2013
GIORGIO LENZI	CHAIRMAN RAFFINERIA DI GELA	25/05/2006	OPTION TO BUY ENI SHARE	22,500		25/07/2007	27.451	27.451	25/07/2013
GIOVANNI LOCANTO	CHAIRMAN AND MD ITALGAS	25/05/2006	OPTION TO BUY ENI SHARE	60,000		25/07/2007	27.451	27.451	25/07/2013
ROBERTO LORATO	MD VIRGINIA INDONESIA CO LLC	25/05/2006	OPTION TO BUY ENI SHARE	10,500		25/07/2007	27.451	27.451	25/07/2013
AGOSTINO MACCAGNI	DIRECTOR ENI NORGE	25/05/2006	OPTION TO BUY ENI SHARE	10,000		25/07/2007	27.451	27.451	25/07/2013
JIM MACDONALD	CHAIRMAN POLIMERI EUROPA UK	25/05/2006	OPTION TO BUY ENI SHARE	11,500		25/07/2007	27.451	27.451	25/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2007 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
ANNA MARIA MASETTI	MD ENI INT.RESOURCES	25/05/2006	OPTION TO BUY ENI SHARE	13,500		25/07/2007	27.451	27.451	25/07/2013
SERGIO MEREGHETTI	MD SERFACTORING	25/05/2006	OPTION TO BUY ENI SHARE	12,500		25/07/2007	27.451	27.451	25/07/2013
FRANCO ANDREA OSSOLA	CHAIRMAN POLIMERI EUROPA GMBH	25/05/2006	OPTION TO BUY ENI SHARE	11,500		25/07/2007	27.451	27.451	25/07/2013
ANTONIO PANZA	DIRECTOR NAOC LTD	25/05/2006	OPTION TO BUY ENI SHARE	15,000		25/07/2007	27.451	27.451	25/07/2013
SERGIO PAOLUCCI	VICE CHAIRMAN ENI COORDINATION CENTER	25/05/2006	OPTION TO BUY ENI SHARE	13,000		25/07/2007	27.451	27.451	25/07/2013
GIUSEPPE PELUSO	MD TRANS AU. GMBH	25/05/2006	OPTION TO BUY ENI SHARE	9,500		25/07/2007	27.451	27.451	25/07/2013
SERGIO PICA	CHAIRMAN AND MD AGIPFUEL	25/05/2006	OPTION TO BUY ENI SHARE	10,000		25/07/2007	27.451	27.451	25/07/2013
SERGIO PRIMUS	MD ENI CORPORATE UNIVERSITY	25/05/2006	OPTION TO BUY ENI SHARE	23,000		25/07/2007	27.451	27.451	25/07/2013
ALESSANDRO PULITI	MD PETR. BELAYIM	25/05/2006	OPTION TO BUY ENI SHARE	8,500		25/07/2007	27.451	27.451	25/07/2013
PIERO RAFFAELLI	MD POLIMERI EUROPA	25/05/2006	OPTION TO BUY ENI SHARE	73,000		25/07/2007	27.451	27.451	25/07/2013
FEDERICO REY	MD BANQUE ENI	25/05/2006	OPTION TO BUY ENI SHARE	10,000		25/07/2007	27.451	27.451	25/07/2013
GIUSEPPE RICCI	MD RAFFINERIA DI GELA	25/05/2006	OPTION TO BUY ENI SHARE	15,500		25/07/2007	27.451	27.451	25/07/2013
MAURO RISI	CHAIRMAN AGIP DEUTSCH.	25/05/2006	OPTION TO BUY ENI SHARE	9,500		25/07/2007	27.451	27.451	25/07/2013

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table no. 1 of chart 7 of Attachment 3° of Regulation no. 11971/1999

Date: 01/09/2007

Name or category	Qualification	CADRE 2							
		STOCK OPTION - 2007 ASSIGNMENT							
		Section 1 Instruments related to valid plans, approved by previous Assembly resolutions							
	(indicate only for persons identified by their name)	Date of Shareholder Meeting resolution	Description of instrument	Number of financial instruments underlying the assigned but unexercisable options	Number of financial instruments underlying the exercisable but unexercised options	Date of assignment effected by competent body	Exercise price	Market price of underlying financial instruments as at the date of assignment	Expiration of option
MASSIMO RIVARA	DIRECTOR GALP ENERGIA	25/05/2006	OPTION TO BUY ENI SHARE	25,000		25/07/2007	27.451	27.451	25/07/2013
ROBERTO RUSSO	CHAIRMAN AND MD AGIP RETE	25/05/2006	OPTION TO BUY ENI SHARE	9,000		25/07/2007	27.451	27.451	25/07/2013
GIANLUIGI SAVIO	CHAIRMAN AND MD ENI GAS TRANSPORT INT	25/05/2006	OPTION TO BUY ENI SHARE	20,500		25/07/2007	27.451	27.451	25/07/2013
ADELMO SCHENATO	CHAIRMAN AND MD STOCCAGGI GAS ITALIA	25/05/2006	OPTION TO BUY ENI SHARE	15,000		25/07/2007	27.451	27.451	25/07/2013
ANGELO TARABORRELLI	MD AND GM SYNDIAL	25/05/2006	OPTION TO BUY ENI SHARE	96,500		25/07/2007	27.451	27.451	25/07/2013
DANIELA VIGLIONE	CHAIRMAN AND MD AGI	25/05/2006	OPTION TO BUY ENI SHARE	21,000		25/07/2007	27.451	27.451	25/07/2013
FRANCESCO ZOFREA	CHAIRMAN ENIPOWER	25/05/2006	OPTION TO BUY ENI SHARE	33,000		25/07/2007	27.451	27.451	25/07/2013
OTHER MANAGERS WITH STRATEGIC RESPONSABILITY		25/05/2006	OPTION TO BUY ENI SHARE	472,500		25/07/2007	27.451	27.451	25/07/2013
OTHER MANAGERS		25/05/2006	OPTION TO BUY ENI SHARE	3,873,000		25/07/2007	27.451	27.451	25/07/2013

Press Release dated September 11, 2007

San Donato Milanese (Milan), September 11, 2007 - The Prime Minister of the Republic of Kazakhstan Karim Masimov, Energy Minister Sauat Mynbaev and the First Vice President of Kazmunaigaz Maksat Idenov met today with Eni’s Chief Executive Officer Paolo Scaroni and the Chief Operating Officer of Eni’s E&P Division Stefano Cao.

During the talks, which were held in a climate of co-operation and focused on the Kashagan project, the basis was set for negotiations between the KCO consortium, of which Eni is operator, and the Kazakh authorities.

Press Release dated September 7, 2007

Eni: BoD examines Kazakhstan developments

San Donato Milanese (Milan), September 7, 2007 - Eni’s Board of Directors today met to receive the CEO’s briefing on the current situation in Kazakhstan. Eni CEO Paolo Scaroni presented details of the ongoing activities in the Kashagan field to the Directors, and recapped on relations between the KCO consortium and the Kazakh authorities.

Mr. Scaroni also previewed his forthcoming trip to Kazakhstan to meet Prime Minister Karim Masimov, and other members of the Kazakh Government. The visit, which is at the invitation of Mr. Masimov, will support the negotiations that the KCO consortium, responsible for the Kashagan project, are undertaking with the Kazakh authorities.

Press Release dated September 5, 2007

Change to Eni’s 2007 Financial Calendar

San Donato Milanese (Milan), September 5, 2007 - Eni’s Board of Directors announces that the third quarter results, originally scheduled to be announced on November 8, 2007, will now be announced on October 30, 2007.

The related press release will be issued on October 31, 2007 during non trading hours and the conference call for the presentation of the results to the financial community will be held during the afternoon of the same day.

Press Release dated August 3, 2007

Named Angelo Caridi as the new chief operating officer of its Refining & Marketing Division

Rome, August 3, 2007 - At a meeting today, Eni’s Board of Directors named Angelo Caridi as the new chief operating officer of its Refining & Marketing Division.

Mr. Caridi, 60, is currently chief executive officer of Snamprogetti, and has held a number of senior posts in his career with Eni. A civil engineer by profession, he was born in Reggio Calabria and has two children.

Angelo Taraborrelli, currently chief operating officer of Eni’s Refining & Marketing Division, has been named chief executive officer and chief operating officer of Syndial.  Mr. Taraborrelli holds a Law degree, and began his career with Eni in 1973 after obtaining his Medea Master at the Scuola Mattei. Over the years he has held many senior positions with the company.

Contacts:

Press Office: Tel. +39 02.52031875 - +39 06.5982398

Freephone: 800940924

Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Internet site: www.eni.it

Contents

Contents

MISSION
We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS (1)
Chairman
Roberto Poli (2)
Chief Executive Officer and General Manager of Eni SpA
Paolo Scaroni (3)
Directors
Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta

GENERAL MANAGERS
Exploration & Production Division
Stefano Cao (4)
Gas & Power Division
Domenico Dispenza (5)
Refining & Marketing Division
Angelo Caridi (6)
BOARD OF STATUTORY AUDITORS (7)
Chairman
Paolo Andrea Colombo
Statutory Auditors
Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Alternate Auditors
Francesco Bilotti, Massimo Gentile

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Lucio Todaro Marescotti (8)
Alternate
Angelo Antonio Parente (9)

External Auditors (10)
PricewaterhouseCoopers SpA

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Other information” of the Operating and Financial Review.

(1) Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year.
(2) Appointed by the Shareholders’ Meeting held on May 27, 2005.
(3) Powers conferred by the Board of Directors on June 1, 2005.
(4) Appointed by the Board of Directors on November 14, 2000.
(5) Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.	(6) Appointed by the Board of Directors on August 3, 2007, replacing Angelo Taraborrelli, appointed Chief Executive Officer and General Manager of Syndial SpA, in the same date.
(7) Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period, expiring at the date of approval of the financial statements for the 2007 financial year.
(8) Duties assigned by resolution of the Governing Council of the Court of Accounts on July 19-20, 2006.
(9) Duties assigned by resolution of the Governing Council of the Court of Accounts on May 27-28, 2003.
(10) Appointed by the Shareholders’ Meeting of May 24, 2007 for the 2007-2009 three-year term.

September 20, 2007

Report on the First Half of 2007

Contents

Operating and Financial Review	2	Highlights
	4	Statistic recap
Operating Review
	6	Exploration & Production
	12	Gas & Power
	18	Refining & Marketing
	22	Petrochemicals
	25	Engineering & Construction
	27	Financial Review
	56	Other Information
	62	Commitment to sustainable development
	74	Risk factors
	79	Glossary

Group Financial Statements	84	Balance sheet
	85	Profit and loss account
	86	Statement of changes in shareholders’ equity
	88	Statement of cash flows
	91	Basis of presentation
	91	Principles of consolidation
	92	Evaluation criteria
	98	Use of accounting estimates
	102	Notes to the Consolidated Financial Statements
	147	Additional information for U.S. reporting

Financial Statements of the parent company Eni SpA	152	Balance sheet
	153	Profit and loss account
	154	Statement of changes in shareholders’ equity
	155	Statement of cash flows
	156	Evaluation criteria
	157	Interim dividend for 2007

Certification rendered by the company’s CEO and the manager responsible for the preparation of financial reports, pursuant to Italian laws	158
Report of Independent Auditors on the Interim Dividend	159

Report of Independent Auditors on Consolidated Accounts	161

"Eni" means the parent company Eni SpA and its consolidated subsidiaries

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / HIGHLIGHTS

Highlights

› Eni’s net profit for the first half of 2007 was euro 4.85 billion, down euro 420 million from the first half of 2006, or 8%. Adjusted net profit arrived at by excluding the net impact of an inventory gain and special charges was down 9.9% to euro 4.90 billion. Eni’s first half results were affected by the adverse impact of the euro’s appreciation against the dollar and lower gas sales due to exceptionally mild weather in addition to lower oil prices.

› In light of the financial results achieved for the first half of 2007, Eni’s Board of Directors resolved to distribute an interim dividend for the fiscal year 2007of euro 0.60 per share (euro 0.60 in 2006). This interim dividend will be payable on October 25, 2007 to shareholders on the register on October 22, 2007. In the first half of 2007 a total of 14 million of own shares were purchased by the company at a total cost of euro 339 million. Since the inception of the share buy-back programme, Eni has purchased 349 million own shares at a total cost of euro 5.85 billion.

› In the first half of 2007 Eni invested euro 9.1 billion to support growth: euro 4.3 billion were spent on capital and exploration projects (up 39.4% from the first half of 2006) and euro 4.8 billion on the acquisition of interests and assets.

› Oil and natural gas production for the first half of 2007 averaged 1.74 mmboe/d, a decrease of 2.9% over the first half of 2006. This reduction was due primarily to the negative impact of disruptions in Nigeria in addition to the loss of production starting from April 1, 2006, at the Venezuelan Dación oilfield (down 31 kbbl/d). Excluding these negative factors, production was in line with the first half of 2006. Growth was achieved mainly in Libya, Kazakhstan and the Gulf of Mexico offsetting mature field declines particularly in Italy and the United Kingdom.

› Eni’s natural gas sales were 48.57 bcm, representing a decrease of 3.08 bcm, or 6%, compared with the first half of 2006 due to lower European gas demand owing to exceptionally mild winter weather.

› In the first half of 2007, Eni invested euro 748 million in exploration activities, up 98% compared with the first half of 2006, executing a very extensive exploration campaign in well established areas of presence leading to the completion of 45 new exploratory wells (24 net to Eni) with a commercial rate of success of 22.7% (18.8% net to Eni). Main discoveries were made off the coast of Angola, Congo, Nigeria, North Sea, the Gulf of Mexico, Indonesia and Egypt, and in Alaska, Pakistan, Tunisia.

› In the first half of 2007, significant transactions were finalized to acquire oil and gas assets in the Gulf of Mexico, Congo and Alaska, firmly in line with Eni’s strategy of strengthening its presence in core producing areas. On the back of these acquisitions, the compound annual growth rate expected in the four-year period 2007-2010 for upstream production has been revised upward from 3 to 4% under Eni’s scenario for Brent prices.

› As part of the strategic alliance with Gazprom, Eni in partnership with Enel (60% Eni, 40% Enel) was awarded a bid for the acquisition of Lot 2 of ex-Yukos assets including a 100% interest in the three companies OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia which are engaged in exploration and development of large predominantly gas reserves. Acquired assets allow Eni to access to 1.5 bbl of resources. Through the same transaction Eni has also purchased 20% of OAO Gazprom Neft. Gazprom retains a call option to purchase a 51% interest in those three gas companies from the Eni-Enel partnership and a 20% interest in OAO Gazprom Neft from Eni.

› Eni and Gazprom signed a Memorandum of Understanding for building the South Stream pipeline system which is expected to connect Russia to the European Union across the Black Sea. Implementation of this agreement will enable Eni to extract further value from its recent acquisition of ex-Yukos gas assets and represents a decisive step towards strengthening the security of energy supplies to Europe.

› Eni signed an agreement for the acquisition of a significant stake in Altergaz, the main independent operator in the French gas market. Eni plans to support Altergaz development in the French retail gas market through the supply of gas volumes up to 1.3 bcm per year, over a period of 10 years. This deal is intended to underpin Eni’s international expansion in the marketing of gas and strengthen its leadership in the European gas market.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / HIGHLIGHTS

› In its Refining & Marketing business, Eni purchased 102 retail stations in Central-Eastern Europe and a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% equal to a local refining capacity of 2.6 mmtonnes per year. These transactions, effective in the second half of 2007, aim to support expansion of Eni’s refining and marketing operations in Central-Eastern Europe.

› As part of Phase 3 of the Karachaganak field development, the consortium conducting operations in this field, co-operated by Eni with a 32.5% stake, signed a gas sale agreement with KazRosGaz, a joint venture established by KazMunaiGaz and Gazprom. This agreement envisages delivery of approximately 16 bcm/y of raw gas from field production to the Orenburg processing plant in Russia, starting in 2012.

Disclaimer
This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / STATISTIC RECAP

Financial highlights
	(million euro)	First half
2006	2006	2007	Change	% Ch.

86,105	Net sales from operations		44,323	41,688	(2,635)	(5.9)
19,327	Operating profit		10,542	9,323	(1,219)	(11.6)
20,490	Adjusted operating profit (a)		10,587	9,449	(1,138)	(10.7)
9,217	Net profit (b)		5,275	4,855	(420)	(8.0)
10,412	Adjusted net profit (a) (b)		5,437	4,900	(537)	(9.9)
17,001	Net cash provided by operating activities		10,668	9,683	(985)	(9.2)
7,833	Capital expenditures		3,054	4,257	1,203	39.4
88,312	Total assets at period end		84,643	94,936	10,293	12.2
11,699	Total debt at period end		11,560	16,141	4,581	39.6
41,199	Shareholders’ equity including minority interest		39,863	42,296	2,433	6.1
6,767	Net borrowings at period end		6,394	9,122	2,728	42.7
47,966	Net capital employed at period end		46,257	51,418	5,161	11.2
1,241	Cost of purchased own shares		978	339	(639)	(65.3)
53.13	Number of own shares purchased	(million)	41.97	13.83	(28.14)	(67.0)

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 39.
(b)	Profit attributable to Eni shareholders.

Summary financial data
First half
2006	2006	2007	Change	% Ch.

	Net profit:
2.49	- per ordinary share (a)	(EUR)	1.42	1.32	(0.10)	(7.0)
6.26	- per ADR (a) (b)	(USD)	3.49	3.51	0.02	0.6
	Adjusted net profit:
2.81	- per ordinary share (a)	(EUR)	1.46	1.33	(0.13)	(8.9)
7.07	- per ADR (a) (b)	(USD)	3.59	3.54	(0.05)	(1.4)
3,701.3	Average number of shares	(million)	3,717.2	3,676.5	(40.7)	(1.1)
	Return on Average Capital Employed (ROACE) (c):
20.3	- reported	(%)	22.2	19.2	(3.0)
22.7	- adjusted	(%)	23.5	21.4	(2.1)
0.16	Leverage		0.16	0.22	0.06

(a)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	Calculated on a 12-month period ending on June 30, 2007, on June 30, 2006 and on December 31, 2006.

Key market indicators
First half
2006	2006	2007	Change	% Ch.

65.14	Average price of Brent dated crude oil (a)	65.69	63.26	(2.43)	(3.7)
1.256	Average EUR/USD exchange rate (b)	1.229	1.329	0.100	8.1
51.86	Average price in euro of Brent dated crude oil	53.45	47.60	(5.85)	(10.9)
3.79	Average European refining margin (c)	4.36	4.98	0.62	14.2
3.02	Average European refining margin in euro	3.55	3.75	0.20	5.6
3.1	Euribor - three-month rate (%)	2.8	3.9	1.1	39.3
5.2	Libor - three-month dollar rate (%)	4.9	5.5	0.6	12.2

(a)	In US dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / STATISTIC RECAP

Summary operating data
First half
2006	2006	2007	Change	% Ch.

	Exploration & Production
1,770	Production of hydrocarbons (a)	(kboe/d)	1,787	1,735	(52)	(2.9)
1,079	liquids	(kbbl/d)	1,099	1,028	(71)	(6.5)
3,966	natural gas (a)	(mmcf/d)	3,950	4,063	113	2.7
	Gas & Power
97.48	Worldwide gas sales	(bcm)	51.65	48.57	(3.08)	(6.0)
95.97	Gas sales in Europe	(bcm)	50.94	47.63	(3.31)	(6.5)
4.07	of which: upstream sales	(bcm)	2.20	1.94	(0.26)	(11.8)
87.99	Gas volumes transported in Italy	(bcm)	46.52	41.89	(4.63)	(10.0)
31.03	Electricity sold	(TWh)	15.39	16.24	0.85	5.5
	Refining & Marketing
38.04	Refining throughputs on own account	(mmtonnes)	18.01	18.32	0.31	1.7
27.17	Refining throughputs of wholly-owned refineries	(mmtonnes)	12.63	13.76	1.13	8.9
100	Balanced capacity utilization rate	(%)	100	100
12.48	Retail sales of petroleum products in Europe	(mmtonnes)	6.08	6.06	(0.02)	(0.3)
6,294	Service stations in Europe at period end	(units)	6,282	6,279	(3)
2,470	Average throughput in Europe	(kliters)	1,183	1,198	15	1.3
	Petrochemicals
7,072	Production	(ktonnes)	3,554	4,411	857	24.1
5,276	Sales	(ktonnes)	2,680	2,812	132	4.9
	Engineering & Construction
11,172	Orders acquired	(million euro)	5,970	4,948	(1,022)	(17.1)
13,191	Order backlog at period end	(million euro)	12,455	13,308	853	6.8
73,572	Employees at period end	(units)	72,329	75,841	3,512	4.9

(a)	Includes own consumption of natural gas (293 mmcf/d in the first half 2007, 286 mmcf/d in the first half 2006 and 283 mmcf/d in 2006).

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Exploration & Production

Key performance indicators
First half
2006	(million euro)	2006	2007

27,173	Net sales from operations (a)		14,459	12,829
15,580	Operating profit		8,398	6,550
15,763	Adjusted operating profit		8,473	6,615
7,279	Adjusted net profit		4,019	3,056
	Results include:
4,776	amortization and depreciation		2,252	2,547
	of which:
820	- amortizations of exploration drilling expenditure and other		316	615
255	- amortizations of geological and geophysical exploration expenses		85	162
5,203	Capital expenditure		2,114	2,837
1,348	of which: exploration (b)		378	748
18,590	Adjusted capital employed, net		19,166	21,717
37.5	Adjusted ROACE	(%)	38.4	30.9
	Production (c)
1,079	Liquids (d)	(kbbl/d)	1,099	1,028
3,966	Natural gas	(mmcf/d)	3,950	4,063
1,770	Total hydrocarbons	(kboe/d)	1,787	1,735
	Average realizations
60.09	Liquids (d)	($/bbl)	60.25	59.47
5.29	Natural gas	($/mmcf)	5.19	5.18
48.87	Total hydrocarbons	($/boe)	48.97	47.96
8,336	Employees at year end	(units)	7,940	8,670

(a)	Before elimination of intragroup sales.
(b)	Includes exploration bonuses.
(c)	Includes Eni’s share of production of equity-accounted entities.
(d)	Includes condensates.

MINERAL RIGHT PORTFOLIO
AND EXPLORATION ACTIVITIES

As of June 30, 2007, Eni’s mineral right portfolio consisted of 1,019 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 384,019 square kilometers (385,219 at December 31, 2006). Of these, 39,854 square kilometers concerned production and development (48,273 at December 31, 2006). Outside Italy net acreage (361,800 square kilometers) decreased by 923 square kilometers mainly due to releases in Libya, Egypt and Croatia. New acreage was acquired in Congo, India, Norway, Nigeria, Pakistan, the United Kingdom and the United States (Alaska).
In Italy, net acreage (22,219 square kilometers) declined by 277 square kilometers due to releases.

In the first half of 2007, an intense exploration campaign was performed in well established areas of presence. Capital expenditures amounted to euro 748 million, doubling the costs incurred in the first half of 2006 (up 98%). A total of 45 new exploratory wells were drilled (24 of which represented Eni’s share), as

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compared to 34 exploratory wells completed in the first half of 2006 (20 of which represented Eni’s share). The overall commercial success rate was 22.7% (18.8% net to Eni) as compared to 25.9% (31.2% net to Eni) in the first half of 2006. The main discoveries, including also those for which appraisal activities are ongoing, were made in:
i) Indonesia, with the offshore Tulip discovery (Eni’s interest 100%) and the positive appraisal of the Aster discovery (Eni’s interest 66.25%);
ii) Norway with the 7125/4-1 Nucula exploration well (Eni’s interest 30%) near the Goliath discovery;
iii) Tunisia, in the Adam concession (Eni operator with a 25% interest) the Karma-1 and Iklil-1 exploration wells	showed the presence of oil. Also in the in the Borj el Khadra permit (Eni’s interest 50%) the Nakhil-1 well yielded positive results. All these exploratory wells have been linked to existing production facilities;
iv) Angola in Block 14 (Eni’s interest 20%) the Lucapa-1, Menongue-1 and Malange-1 discovery wells showed the presence of oil;
v) Pakistan with the Tajjal (Eni’s interest 30%) and Latif (Eni’s interest 33.3%) gas discoveries near existing production facilities, and an extension of the Kadanwari gas field (Eni operator with an 18.42% interest).
Other positive results were achieved in Congo, Egypt, Nigeria, the Gulf of Mexico, Alaska and the North Sea.

Oil and natural gas interests

December 31, 2006	June 30, 2007

Gross exploration and development acreage (a)	Gross exploration and development acreage (a)	Net exploration and development acreage (a)	Net development acreage (a)	Number of interests

Italy	28,508	27,979	22,219	12,582	167
Outside Italy	673,631	681,917	361,800	27,272	852
North Africa
Algeria	12,739	12,552	3,328	862	34
Egypt	23,214	24,443	14,560	3,102	56
Libya	39,569	37,615	33,422	759	14
Tunisia	6,464	6,464	2,274	1,223	14
	81,986	81,074	53,584	5,946	118
West Africa
Angola	18,776	19,907	3,483	1,309	52
Congo	9,797	12,347	5,280	968	24
Nigeria	43,215	44,049	7,756	5,715	50
	71,788	76,303	16,519	7,992	126
North Sea
Norway	18,851	15,335	5,390	123	49
United Kingdom	5,860	5,359	1,196	560	90
	24,711	20,694	6,586	683	139
Rest of world
Saudi Arabia	51,687	51,687	25,843		1
Australia	24,143	24,143	19,910	2,278	13
Brazil	2,948	2,948	2,802		3
China	866	632	103	103	3
Croatia	6,056	1,975	988	988	2
Ecuador	2,000	2,000	2,000	2,000	1
India	14,445	14,445	5,698		2
Indonesia	28,438	28,438	16,842	656	13
Iran	1,456	1,456	820	820	4
Kazakhstan	4,934	4,933	959	488	6
Pakistan	29,790	38,768	21,253	615	22
Russia		4,974	2,984	2,984	4
United States	7,803	6,972	3,831	470	358
East Timor	12,224	12,224	9,779		5
Trinidad & Tobago	382	382	66	66	1
Venezuela	1,958	1,958	791	66	4
	189,130	197,935	114,669	11,534	442
Other countries	6,311	6,311	1,240	1,117	9
Other countries with only exploration activity	299,705	299,600	169,202		18
Total	702,139	709,896	384,019	39,854	1,019

(a)	Square kilometers.

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Production
Oil and natural gas production for the first half of 2007 averaged 1,735 kboe/d, a decrease of 52 kboe/d compared to the same period last year (down 2.9%). In addition to Nigerian events, production performance for the period was impacted by the loss of production at the Venezuelan Dación oilfield (down 31 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA effective April 1, 2006. When factoring in these two events, production was barely flat from the first half of 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico, in addition to the contribution from the recently acquired assets in Congo, offsetting mature field declines in Italy and the United Kingdom and facility shutdowns in Norway. Oil and natural gas production share outside Italy was 87% (86% in the first half of 2006).

Daily production of oil and condensates (1,028 kbbl/d) decreased by 71 kbbl/d, or 6.5% from the first half 2006. Production decreases were reported mainly in: (i) Venezuela and Nigeria, due to the above mentioned causes; (ii) Norway, due to facilities outages occurred at	the Ekofisk field (Eni’s interest 12.39%); (iii) the United Kingdom, due to production declines in the Liverpool Bay area and the Elgin/Franklin (Eni’s interest 21.87%) and Mc Culloch (Eni’s interest 40%) fields. Main increases were registered in: (i) Kazakhstan, reflecting a better performance at the Karachaganak field and also the fact that maintenance activities were performed in 2006; (ii) the United States, due to the resumption of full activity at plants damaged by hurricanes in the second half of 2005.

Daily production of natural gas for the first half of 2007 (4,063 mmcf/d) increased by 113 mmcf, or 2.7% mainly in Libya, as a result of production ramp-up at the Bahr Essalam field. Production also increased in Norway, particularly at the Aasgard (Eni’s interest 14.81%) and Kristin (Eni’s interest 8.25%) fields, and in Nigeria, reflecting increased gas supplies to the Bonny LNG plant (Eni’s interest 10.4%). Gas production in Italy decreased due to mature field declines.

Oil and gas production sold amounted to 302.3 mmboe. The 11.7 mmboe difference over production reflected volumes of gas consumed in operations (9.5 mmboe).

First half
2006	2006	2007	Change	% Ch.

1,770	Daily production of hydrocarbons by region (a) (b)	(kboe/d)	1,787	1,735	(52)	(2.9)
238	Italy		242	219	(23)	(9.5)
555	North Africa		548	583	35	6.4
372	West Africa		375	335	(40)	(10.7)
282	North Sea		291	275	(16)	(5.5)
323	Rest of world		331	323	(8)	(2.4)
625.1	Oil and natural gas production sold (a)	(mmboe)	313.6	302.3	(11.3)	(3.6)
First half
2006	2006	2007	Change	% Ch.

1,079	Daily production of liquids (a)	(kbbl/d)	1,099	1,028	(71)	(6.5)
79	Italy		79	76	(3)	(3.8)
329	North Africa		326	331	5	1.5
322	West Africa		330	286	(44)	(13.3)
178	North Sea		183	163	(20)	(10.9)
171	Rest of world		181	172	(9)	(5.0)
391.1	Liquids production sold (a)	(mmbbl)	197.4	184.8	(12.6)	(6.4)
First half
2006	2006	2007	Change	% Ch.

3,966	Daily production of natural gas (a) (b)	(mmcf/d)	3,950	4,063	113	2.7
908	Italy		933	820	(113)	(12.1)
1,300	North Africa		1,275	1,446	171	13.4
282	West Africa		256	279	23	9.0
597	North Sea		621	647	26	4.2
879	Rest of world		865	871	6	0.7
1,346	Natural gas production sold (a)	(bcf)	667	675	8	1.2

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes own consumption of natural gas (293 mmcf/d in the first half of 2007, 286 mmcf/d in the first half of 2006 and 283 mmcf/d in 2006).

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PORTFOLIO DEVELOPMENTS

In the first half of 2007 Eni finalized some significant transactions to purchase oil and gas reserves in the Gulf of Mexico, Congo, Alaska and Angola in line with Eni’s strategy of strengthening its presence in core producing areas. Based on these deals, Eni’s management lifted its expected average production growth rate for the 2007-2010 four-year period from 3 to 4% under Eni’s scenario for Brent prices.

Gulf of Mexico
On April 30, 2007, Eni agreed to acquire the Gulf of Mexico upstream activities of Dominion Resources, one of the major US energy companies, for a cash consideration of euro 3.5 billion. The transaction includes production, development and exploration assets located in deepwater Gulf of Mexico, in the continental shelf and in Texas and Louisiana state waters. Management believes that purchased leases hold significant volumes of resources. Around 60% of these leases are operated. Main producing fields are Devils Tower, Triton and Goldfinger (Eni operator with a 75% interest); purchased assets included also certain fields where appraisal and development activities are underway, among which the Front Runner (Eni’s interest 37.5%) producing fields as well as San Jacinto (Eni operator with a 53.3% interest), Q (Eni’s interest 50%), Spiderman (Eni’s interest 36.7%) and Thunderhawk (Eni’s interest 25%). Starting from the second half of 2007, production from the acquired properties is expected to average approximately 75 kboe/d. This acquisition will increase Eni’s equity production in the Gulf of Mexico to more than 110 kboe/d. Added proved and probable reserves amounted to 222 mmboe, with an average purchase cost of $18.4 per barrel. Closing took place on July 2, 2007.

Congo
On May 30, 2007, Eni acquired exploration and production assets from the French company Maurel & Prom onshore Congo, for a cash consideration of approximately euro 1 billion. This transaction was defined in February 2007. Assets acquired include the producing fields of M’Boundi (Eni’s interest 43.1%) and Kouakouala A (Eni’s interest 66.67%), and the exploration permit Le Kouilou (Eni’s interest 48%); all assets are operated. Such assets are currently producing 17 kboe/d net to Eni. Added proved and probable reserves amounted to 112 mmbbl, with an average purchase cost of $10.7 per barrel. Through the development of these fields and the application of Eni’s	advances techniques for the recovery of hydrocarbons, Eni expects to increase its production in Congo from the current 66 kbbl/d level to approximately 100 kbbl/d in 2010.

Alaska
On April 11, 2007, Eni acquired 70% and the operatorship of the Nikaitchuq field, located on-offshore in the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Nikaitchuq will be the first development project operated by Eni in Alaska.
Plans for a phased development are currently being evaluated with the target of sanctioning the project by end of the year, and first oil is expected by the end of 2009. The Nikaitchuq project envisages the drilling of more than 70 wells, out of which 22 are planned to be located onshore and the remaining from an offshore artificial island. All wells are expected to be tied back to a production facility located at Oliktok Point.
Capital expenditure is estimated at approximately $900 million.

Angola
On April 2, 2007, Eni and Sonangol signed a Memorandum of Understanding for the acquisition of a 13.6% stake in Angola LNG Ltd Consortium (A-LNG). This company is responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda, with a yearly capacity of 5 mmtonnes. The project has been approved by the Angolan Government and Parliament. It envisages, for 28 years, the development of 220 bcm of gas, the production of 128 mmtonnes of LNG, 104 mmbbl of condensates and 257 mmbbl of LPG. The LNG is expected to be delivered to the United States market at the re-gasification plant of Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire a re-gasification capacity of 5 bcm/y (see also the Gas & Power section, below).

ALLIANCE WITH GAZPROM:
ACQUISITION OF EX-YUKOS ASSETS

As part of Eni’s strategic alliance with Gazprom, on April 4, 2007, Eni, through the partnership in EniNeftegaz (60% Eni, 40% Enel) acquired Lot 2 in the Yukos liquidation procedure for a cash consideration of euro 3.73 billion net to Eni. Acquired assets included:
(i) a 100% interest in three Russian companies operating in the exploration and development of natural gas reserves, OAO Arctic Gas Co, ZAO Urengoil Inc and OAO

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Neftegaztechnologia (Eni’s interest 60%, Enel’s interest 40%) as well as certain minor assets that are expected to be sold or liquidated. Eni and Enel granted to Gazprom a call option on a 51% interest in EniNeftegaz to be exercisable within two years from the purchase date (for further details on this deal, see the discussion on the balance sheet section of the financial review); and
(ii) a 20% interest in OAO Gazprom Neft which was purchased only by Eni. Eni granted to Gazprom a call option on this 20% interest in OAO Gazprom Neft to be exercisable within two years from the purchase date (for further details on this deal, see the discussion on the balance sheet section of the financial review).
The three acquired companies own significant predominantly gas resources estimated in approximately 1.5 bboe net to Eni located in the Yamal Nenets (YNAO) region, the largest natural gas producing region in the world:
(i) OAO Arctic Gas Company owns two exploration licenses, Sambugurskii and Evo-Yahinskii including seven fields currently in the appraisal/development phase. Main fields are Sambugorskoye currently under development and production testing and Urengoiskoye for which the pilot development project has already been approved;
(ii) ZAO Urengoil Inc owns exploration and development licenses for the Yaro-Yakhinskoye gas and condensate field, currently under development and production testing;
(iii) OAO Neftegaztechnologia owns the exploration and development license of the Severo-Chasselskoye field.

OTHER DEVELOPMENT PROJECTS

Australia On August 13, 2007, Eni signed an agreement to purchase a 30% interest in four exploration blocks in the Exmouth Plateau, one of the richest gas producing areas in Australia. The four blocks are located at a maximum water depth of 2,000 meters. Eni’s equity interest will increase by 10% after at least one exploration well is drilled. Eni will be the operator during the development phase.

Congo On April 14, 2007 Eni signed the agreement for the award of the Marine XII exploration permit (Eni’s interest 90%) offshore the Congo aimed at exploiting the relevant gas potential and feeding a power plant.

Indonesia On January 17, 2007 Eni and Pertamina signed a Memorandum of Understanding aimed at identifying joint development opportunities for exploration and development activities.	Kazakhstan
Kashagan In late June 2007 Agip KCO as operator filed with relevant Kazakh Authorities certain revisions to the sanctioned development plan for the Kashagan oilfield. These revisions confirmed among other things a rescheduling of the production start-up to 2010. The Kazakh Authorities rejected the proposed revisions to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent the companies forming the North Caspian Sea Production Sharing Agreement (“NCSPSA” - Eni’s interest 18.52%) consortium a notice of dispute alleging failure on part of the consortium to fulfill certain contractual obligations and violation of the Republic’s laws. Parties have started talks aiming at resolving this dispute on amicable terms.
Also in August 2007, the Kazakh Minister for the environment suspended certain environmental permits previously granted for the execution of operations. The operating company Agip Kco filed with relevant Kazakh authorities an appeal against this suspension. These authorities are to resolve on this appeal within a thirty-day term.
Karachaganak On June 1, 2007, the Karachaganak Petroleum Operating Consortium (KPO), in which Eni is co-operator with a 32.5% interest and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed a gas sale contract. According to the terms of this agreement, the consortium will deliver, from 2012, about 16 bcm/y (565 bcf/y) of raw gas to the Orenburg plant, in Russia. This agreement creates the conditions for the start up of Phase 3 of the project entailing the development of over 2 bboe of natural gas recoverable reserves. The agreement was approved by the Boards of both parties.

Nigeria On March 9, 2007, Eni signed a Production Sharing Contract (PSC) for the OPL 135 permit (Eni operator with a 48% interest) located in the Niger Delta. The exploration plan envisages research for and development of oil and natural gas reserves for 25 years in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.

Venezuela On June 26, 2007, Eni signed a Memorandum of Understanding with national state-owned company PDVSA which defines the terms for the transfer of the development activity of the Corocoro field in Venezuela to the new contractual regime of “empresa mixta”. Eni will retain its 26% interest in this project. The agreement is expected to be finalized by the third quarter of 2007.

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CAPITAL EXPENDITURES

First half
2006	(million euro)	2006	2007	Change	% Ch.

152	Acquisition of proved and unproved property	4	96	92	..
139	Italy
10	North Africa		11	11
	West Africa
3	Rest of world	4	85	81
1,348	Exploration	378	748	370	97.9
128	Italy	57	62	5	8.8
270	North Africa	107	169	62	57.9
471	West Africa	94	137	43	45.7
174	North Sea	43	124	81	188.4
305	Rest of world	77	256	179	232.5
3,629	Development	1,711	1,965	254	14.8
403	Italy	174	254	80	46.0
701	North Africa	303	395	92	30.4
864	West Africa	373	522	149	39.9
406	North Sea	187	203	16	8.6
1,255	Rest of world	674	591	(83)	(12.3)
74	Other	21	28	7	33.3
5,203		2,114	2,837	723	34.2

In the first half of 2007, capital expenditures of the Exploration & Production division amounted to euro 2,837 million and concerned essentially development of oil and gas reserves directed mainly outside Italy, in particular in Kazakhstan, Egypt, Angola and Congo.
Development expenditures in Italy concerned in particular the drilling program and other activities in Val d’Agri and sidetrack and infilling work in mature areas. About 92% of exploration expenditures were directed outside Italy, in particular Egypt, the Gulf of Mexico, Norway, Nigeria and Indonesia. In Italy exploration activities were directed mainly to the offshore of Sicily.
Acquisition of proved and unproved property concerned a 70% interest in the Nikaitchuk oilfield in	Alaska, in which Eni now holds a 100% ownership.
As compared to the same period of 2006, capital expenditure increased by euro 723 million, up 34.2%, due to the increase in exploration expenditures the Gulf of Mexico, Norway, Indonesia and Egypt and higher development activities in Congo, Egypt and Angola.
In the first half of 2007 the Exploration & Production division acquired assets for approximately euro 4.8 billion concerning mainly the 20% interest in OAO Gazprom Neft and a stake in three Russian companies in the upstream gas sector following the bid for the purchase of ex-Yukos assets (euro 3.7 billion) and the acquisition of oil assets onshore Congo (approximately euro 1 billion).

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Gas & Power

Key performance indicators
First half
2006	(million euro)	2006	2007

28,368	Net sales from operations (a)		14,933	13,722
3,802	Operating profit		1,907	2,106
3,882	Adjusted operating profit		1,994	2,202
2,862	Adjusted net profit		1,517	1,577
1,174	Capital expenditures		410	526
18,864	Adjusted capital employed, net		16,594	18,451
15.1	Adjusted ROACE	(%)	14.9	16.6
97.48	Worldwide gas sales	(bcm)	51.65	48.57
95.97	Gas sales in Europe		50.94	47.63
4.07	of which: upstream sales		2.20	1.94
6.54	Customers in Italy	(million)	6.25	6.55
87.99	Gas volumes transported in Italy	(bcm)	46.52	41.89
31.03	Electricity sold	(TWh)	15.39	16.24
12,074	Employees at period end	(units)	12,209	11,861

(a)	Before elimination of intragroup sales.

NATURAL GAS

Supply of natural gas

(bcm)	First half
2006	2006	2007	Change	% Ch.

10.21	Italy	4.84	4.47	(0.37)	(7.6)
21.30	Russia for Italy	11.57	9.34	(2.23)	(19.3)
3.68	Russia for Turkey	1.72	2.46	0.74	43.0
18.84	Algeria	10.11	8.81	(1.30)	(12.9)
10.28	Netherlands	5.43	3.35	(2.08)	(38.3)
5.92	Norway	2.92	2.90	(0.02)	(0.7)
3.28	Hungary	2.09	1.45	(0.64)	(30.6)
6.63	Libya	3.34	2.98	(0.36)	(10.8)
0.86	Croatia	0.35	0.30	(0.05)	(14.3)
2.50	United Kingdom	1.15	1.57	0.42	36.5
1.58	Algeria (LNG)	0.77	0.85	0.08	9.9
1.57	Others (LNG)	0.70	1.14	0.44	62.9
1.85	Other supplies Europe	0.92	1.91	0.99	107.6
0.77	Outside Europe	0.39	0.37	(0.02)	(5.1)
79.06	Outside Italy	41.46	37.42	(4.04)	(9.7)
89.27	Total supplies	46.30	41.89	(4.41)	(9.5)
(3.01)	Offtake from (input to) storage	(0.64)	0.92	1.56	..
(0.50)	Network losses and measurement differences	(0.27)	(0.22)	0.05	(18.5)
85.76	Available for sale of Eni’s own companies	45.39	42.59	(2.80)	(6.2)
7.65	Available for sale of Eni’s affiliates	4.06	4.04	(0.02)	(0.5)
93.41	Total available for sale	49.45	46.63	(2.82)	(5.7)

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In the first half of 2007, Eni’s Gas & Power division supplied 41.89 bcm with a 4.41 bcm decrease from the first half of 2006, down 9.5%, in line with the decline in sales volumes. Natural gas volumes supplied outside Italy (37.42 bcm) represented 89% of total supplies of fully consolidated subsidiaries (89% in the first half of 2006).
Natural gas volumes supplied outside Italy (37.42 bcm) were down 4.04 bcm from first half of 2006, or 9.7%, due to lower volumes purchased: (i) from Russia (down 2.23 bcm) also due to the implementation of agreements signed in 2006 with Gazprom providing for Gazprom’s entrance in the market of supplies to Italian importers and the corresponding reduction in Eni offtakes under the fourth supply contract; (ii) from the Netherlands (down 2.08 bcm); (iii) from Algeria via pipeline (down 1.30 bcm). Supplies from Russia to Turkey increased by 0.74 bcm, in line with the development of the Turkish market.	Supply in Italy (4.47 bcm) declined by 0.37 bcm, down 7.6%, from the first half of 2006 due to a production decline of Eni’s natural gas fields.

TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Following the strategic agreement with Gazprom signed in 2006 and effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y (Russia 23.5, Algeria 21.5, the Netherlands 9.8, Norway 6 and Nigeria LNG 1.6) of natural gas by 2010. For a description of risk factors in the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts, see “Risk factors” below.

Sales of natural gas
Natural gas sales by market

(bcm)	First half
2006	2006	2007	Change	% Ch.

50.96	Italy to third parties	27.47	25.63	(1.84)	(6.7)
11.54	Wholesalers (including local reselling companies)	6.73	6.89	0.16	2.4
2.00	Gas release	1.13	0.95	(0.18)	(15.9)
13.33	Industries	7.09	6.33	(0.76)	(10.7)
16.67	Power generation	7.90	7.81	(0.09)	(1.1)
7.42	Residential	4.62	3.65	(0.97)	(21.0)
6.13	Own consumption	3.08	2.87	(0.21)	(6.8)
34.81	Rest of Europe	18.19	17.19	(1.00)	(5.5)
14.10	Importers in Italy	7.51	5.71	(1.80)	(24.0)
20.71	Target markets	10.68	11.48	0.80	7.5
5.24	Iberian Peninsula	2.47	2.92	0.45	18.2
4.72	Germany-Austria	2.51	2.28	(0.23)	(9.2)
3.10	Hungary	1.97	1.37	(0.60)	(30.5)
2.62	Northern Europe	1.27	1.57	0.30	23.6
3.68	Turkey	1.73	2.46	0.73	42.2
1.07	France	0.57	0.77	0.20	35.1
0.28	Other	0.16	0.11	(0.05)	(31.3)
1.51	Outside Europe	0.71	0.94	0.23	32.4
4.07	Upstream in Europe	2.20	1.94	(0.26)	(11.8)
97.48	Worldwide gas sales	51.65	48.57	(3.08)	(6.0)

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In the first half of 2007 natural gas sales (48.57 bcm, including own consumption, Eni’s share of affiliates sales and upstream sales in Europe) were down 3.08 bcm from the first half of 2006, or 6%, due to declining demand in Europe resulting from unusually mild weather conditions particularly in the first quarter.

In an increasingly competitive market, natural gas sales in Italy (25.63 bcm) declined by 1.84, or 6.7% due to lower supplies to residential and commercial users (down 0.97 bcm), to the industrial sector (down 0.76 bcm) and to the power generation division (down 0.09 bcm) offset in part by higher sales to wholesalers (up 0.16 bcm).
Sales under the so-called Gas release[1] (0.95 bcm) decreased by 0.18 bcm from the first half of 2006.
Own consumption[2] was 2.87 bcm, down 0.21 bcm or 6.8%, reflecting primarily lower supplies to the subsidiary EniPower.	Sales to importers to Italy declined by 1.8 bcm due to lower offtakes related to weather conditions, standstills of power plants and the expiration of the supply contract with Promgas.

Gas sales in target markets of the Rest of Europe were 11.48 bcm with an increase of 0.8 bcm, or 7.5%, due to growth achieved in: (i) Turkey (up 0.73 bcm); (ii) the Iberian Peninsula (up 0.45 bcm); (iii) France (up 0.2 bcm). In particular, natural gas sales of Eni’s affiliates in the rest of Europe (net to Eni’s supplies) amounted to 3.43 bcm, a 0.28 bcm decline related in particular to GVS, concerning: (i) GVS (Eni’s interest 50%) with 1.39 bcm; and (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.85 bcm.

Sales outside Europe (0.94 bcm) increased by 0.23 bcm and concerned in particular Unión Fenosa Gas (Eni’s interest 50%) with 0.43 bcm.

Natural gas sales by entity

(bcm)	First half
2006	2006	2007	Change	% Ch.

85.76	Sales to third parties of consolidated companies	45.39	42.59	(2.80)	(6.2)
57.07	Italy (including own consumption)	30.54	28.47	(2.07)	(6.8)
27.93	Rest of Europe	14.48	13.76	(0.72)	(5.0)
0.76	Outside Europe	0.37	0.36	(0.01)	(2.7)
7.65	Sales of Eni’s affiliates (net to Eni)	4.06	4.04	(0.02)	(0.5)
0.02	Italy	0.01	0.03	0.02	..
6.88	Rest of Europe	3.71	3.43	(0.28)	(7.5)
0.75	Outside Europe	0.34	0.58	0.24	70.6
4.07	Upstream in Europe	2.20	1.94	(0.26)	(11.8)
97.48	Worldwide gas sales	51.65	48.57	(3.08)	(6.0)

Transport

In the first half of 2007, volumes of natural gas input in the national grid (41.89 bcm) decreased by 4.63 bcm from the first half of 2006, or 10%, due to a decline in	domestic demand. Volumes transported on behalf of third parties declined by 1.31 bcm, those transported on behalf of Eni declined by 3.32 bcm.

Gas volumes transported (a)

(bcm)	First half
2006	2006	2007	Change	% Ch.

57.09	Eni	30.03	26.71	(3.32)	(11.1)
30.90	On behalf of third parties	16.49	15.18	(1.31)	(7.9)
9.67	Enel	5.06	5.02	(0.04)	(0.8)
8.80	Edison Gas	4.69	3.65	(1.04)	(22.2)
12.43	Others	6.74	6.51	(0.23)	(3.4)
87.99		46.52	41.89	(4.63)	(10.0)

(1)	Include amounts destined to domestic storage.

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(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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DEVELOPMENT PROJECTS

Agreement with Gazprom: South Stream project
As part of the strategic alliance with Gazprom, Eni signed a Memorandum of Understanding for the construction of South Stream, a new gas pipeline system which will link Russia to the European Union across the Black Sea. The agreement provides for a technical and economic feasibility study of the project, the necessary political and regulatory evaluations and approvals, and establishes the guidelines for the cooperation between both companies for the planning, financing, construction and technical and commercial management of the pipelines.
The transport capacity of South Stream will be defined through feasibility studies on the basis of market analyses that will be carried out in the countries involved as well as in the end markets.
According to preliminary studies carried out by Saipem, costs are comparable with the costs for developing an LNG chain (liquefaction plants, ships and re-gasification plants) with equal capacity.
Stream will consist of two sections: (i) the offshore section will cross the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna, with a 900-km pipeline reaching a maximum water depth of more than 2,000 meters; (ii) the onshore section foresees two different routes: one to the North West which would cross Romania and Hungary then linking to pipelines from Russia; another to the South West crossing Greece and Albania then linking to the Italian network. Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria.
Implementation of this agreement will enable Eni to extract further value from its recent acquisition of ex-Yukos gas assets and represents a decisive step towards strengthening the security of energy supplies to Europe.

Marketing actions in France: agreement for the acquisition of a stake in Altergaz
On June 28, 2007, Eni signed the agreement for the acquisition of a 27.8% stake in Altergaz, the main independent operator in the field of natural gas sales to end users and small enterprises in France. The deal envisages Eni to purchase a 2.5% of the share capital of Altergaz and to carry out a reserved capital increase entailing a total cash consideration of euro 20.3 million. Eni is expected to jointly control this company in accordance with a shareholders agreement with the	founding partners. Eni has also been granted a call option on the stake currently owned by the founding partners, exercisable starting in 2010, thus acquiring the control of Altergaz.
Currently Altergaz supplies approximately 3,500 clients on the French retail and commercial markets, with revenues of approximately euro 60 million. The company has been granted access to French transport, distribution and storage infrastructures and the authorization to sell to small industries, the public administration and residential and commercial customers. Leveraging on the opening of the French gas market started on July 1, 2007, Eni will support Altergaz’s development in the French retail market through a 10-year supply contract of 1.3 bcm/year. The French retail market presents significant development opportunities covering more than 60% of overall gas volumes sold in France with a potential of 11.5 million customers.
The agreement is a part of Eni’s international development strategy for gas sales and will strengthen Eni’s leadership in the European gas market.

Upgrade of import gaslines
TAG - Russia
The transport capacity of the TAG gasline, currently of 37 bcm/y, is expected to increase by 6.5 bcm/y coming on stream from October 1, 2008 with expected capital expenditures of euro 253 million (Eni’s share of these expenditures is 94%).
A 3.2 bcm portion of the upgrade was assigned to third parties in February 2006.

TTPC - Algeria
The transport capacity of the TTPC gasline from Algeria is expected to increase by 6.5 bcm/y, of which a 3.2 bcm/y portion is planned to come on stream from April 1, 2008, and a 3.3 bcm/y portion from October 1, 2008. Capital expenditures are expected at euro 450 million, increasing the amount initially budgeted in 2005 due to cost overruns and revisions of the engineering of the project. When the upgrade is fully operational, the gasline will deploy a transport capacity of 33.5 bcm/y.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel. The first portion of the TTPC upgrade was assigned to third parties in November 2005.
The procedure for the assignation of the second portion (3.3 bcm) of this upgrade was finalized in February 2007.

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GreenStream - Libya
Eni plans to upgrade the GreenStream import gasline from Libya which will enable Eni to expand volumes input in the national transport network by 3 bcm/y, when this upgrade comes on stream in 2011. Expected capital expenditures amount to euro 84 million.
When the ongoing upgrading of the TTPC and TAG gaslines is fully on stream and taking into account the full capacity of the GreenStream gasline from Libya currently in place (8 bcm/y), a total of approximately 21 bcm/y of new import capacity will be available to third parties on the basis of non-discriminating procedures of allocation (17.7 bcm of this new capacity have already been allocated to third parties).

Regasification terminals
Eni plans to upgrade the existent regasification capacity at the Panigaglia plant by 4.5 bcm/y with expected start up in 2014. In addition, preliminary studies are underway for the construction of a new regasification terminal in the Adriatic offshore with a capacity of 8 bcm/y. In the first half of 2007 preliminary studies aimed at identifying technical solutions have been performed.

USA
Eni is implementing a global development strategy of its LNG business aimed in particular at expanding its presence in the strategic US market where Eni already holds a 40% interest in the regasification terminal under construction on the coast of Louisiana (with an initial outbound capacity of 15.5 bcm/y, 6 net to Eni). Within the actions aimed at guaranteeing supplies to the plant:
(i) in February 2007 Eni signed an agreement with Nigeria LNG Ltd, which operates the Bonny LNG plant in Nigeria, to purchase, over a twenty-year period, 1.375 mmtonnes/y of LNG, equivalent to approximately 2 bcm/y of gas, deriving from the upgrade of the Bonny liquefaction plant (Train 7) expected for 2012;
(ii) negotiations are also progressing with Brass LNG Ltd for the purchase of 1.42 mmtonnes/y of LNG approximately equivalent to 2 bcm/y of gas.

Within the Angola LNG project in conjunction with Sonangol (See Development initiatives in the Exploration & Production division) Eni signed a Memorandum of Understanding to acquire 5 bcm/y of capacity in the Pascagoula regasification terminal to be constructed in Mississippi.
Eni will also have the right to have its equity gas in Angola liquefied, shipped and regasified at Pascagoula by Angola LNG for a quantity equivalent to 0.94 bcm/y.	REGULATORY FRAMEWORK

Resolution No. 79/2007 of the Authority for electricity and gas “Revision of the economic conditions of supplies in the January 1, 2005 to March 31, 2007 period and criteria for their updating”
Following the cancellation of Resolution No. 248/2004 by the Council of State for formal flaws, on March 29, 2007 the Authority for Electricity and Gas published Resolution No. 79/2007 after concluding a consultation procedure with gas operators. This Resolution organizes in a single document all the changes applied to the determination and updating of economic conditions for natural gas supplies. In particular with this Resolution the Authority: (i) confirmed the indexation mechanism for the raw material cost component contained in Resolution No. 248/2004 and the changes introduced to this mechanism by Resolution No. 134/2006 starting on July 1, 2006; (ii) waiving this provision, it reviewed the updating of the raw material cost component for 2005 reaching incremental values equal to those deriving from the application of the indexation criteria of Resolution No. 195/2002; this cancels the negative impact of Resolution No. 248/2004 on Eni’s 2005 accounts; (iii) decided that selling companies, only for wholesale purchase/sale contracts entered after January 1, 2005 and valid in the January 1, 2006-June 30, 2006 period, offer their customers new contractual conditions consistent with the new indexation mechanism before June 4, 2007, and inform the Authority, before June 29, 2007, together with their wholesaler that they have complied with this requirement. Selling companies complying with this requirement will be entitled to 50% of the difference between the updating of the raw material cost component under the new mechanism and the more favorable one under Resolution No. 195/2002 applied to volumes consumed by customers under the 200 kcm threshold. This Resolution determined the total or partial redundancy of liabilities accrued in Eni’s accounts for 2005 and 2006 that have been consequently reversed during the first quarter of 2007.

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POWER GENERATION

First half
2006	2006	2007	Change	% Ch.

24.82	Electricity production sold	(TWh)	12.42	12.15	(0.27)	(2.2)
6.21	Electricity trading	(TWh)	2.97	4.09	1.12	37.7
31.03	Electricity sold	(TWh)	15.39	16.24	0.85	5.5
10,287	Steam	(ktonnes)	5,245	5,365	120	2.3

In the first quarter 2007 sales of electricity (16.24 TWh) increased 0.85 TWh, or up 5.5% and are broken down as follow: 50% to end users, 28% to the Electricity Exchange, 3% to GSE, and 19% to wholesalers.	Sales of steam (5,365 ktonnes) increased 120 ktonnes, or up 2.3%. All steam produced was sold to end users.

CAPITAL EXPENDITURES

First half
2006	(million euro)	2006	2007	Change	% Ch.

1,014	Italy	348	417	69	19.8
160	Outside Italy	62	109	47	75.8
1,174		410	526	116	28.3
63	Market	13	16	3	23.1
63	Outside Italy	13	16	3	23.1
158	Distribution	67	56	(11)	(16.4)
724	Transport	252	366	114	45.2
627	Italy	203	273	70	34.5
97	Outside Italy	49	93	44	89.8
229	Power generation	78	88	10	12.8
1,174		410	526	116	28.3

Capital expenditures in the Gas & Power division totalled euro 526 million and related essentially to: (i) development and maintenance of Eni’s primary transmission network in Italy (euro 273 million); (ii) the import pipeline upgrade (euro 93 million); (iii) the continuation of the construction of combined cycle	power plants (euro 88 million) in particular at Ferrara; (iv) development and maintenance of Eni’s natural gas distribution network in Italy (euro 56 million). The euro 116 million increase from the first half of 2006 (up 28.3%) was due essentially to the import pipeline upgrade.

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Refining & Marketing

Key performance indicators
First half
2006	(million euro)	2006	2007

38,210	Net sales from operations (a)		19,446	16,880
319	Operating profit		455	420
790	Adjusted operating profit		279	305
629	Adjusted net profit		257	250
645	Capital expenditures		232	319
5,766	Adjusted capital employed, net		4,512	5,909
10.7	Adjusted ROACE	(%)	17.3	10.8
38.04	Refining throughputs on own account	(mmtonnes)	18.01	18.32
27.17	Refining throughputs of wholly-owned refineries		12.63	13.76
534	Balanced capacity of wholly-owned refineries	(kbbl/d)	534	544
100	Balanced capacity utilization rate	(%)	100	100
12.48	Retail sales of petroleum production in Europe	(mmtonnes)	6.08	6.06
6,294	Service stations in Europe at period end	(units)	6,282	6,279
2,470	Average throughput in Europe	(kliters)	1,183	1,198
9,437	Employees at period end	(units)	9,009	9,372

(a)	Before elimination of intragroup sales.

Supply and trading

In the first half of 2007 a total of 30.84 mmtonnes of oil were purchased (33.08 mmtonnes in the first half 2006), of which 17.30 mmtonnes from Eni’s Exploration & Production division[3], 7.85 mmtonnes from producing countries under long term contracts and 5.69 mmtonnes on the spot market. The geographic sources of oil purchased were the following: 26% from West Africa, 21% from North Africa, 20% from countries of the former Soviet Union, 13% from the Middle East, 11%

from the North Sea, 7% from Italy and 2% from other areas. Some 14.07 mmtonnes of oil were resold, down 14.7% from the first half of 2006.
In addition, 1.72 mmtonnes of intermediate products were purchased (1.49 mmtonnes in the first half 2006) to be used as feedstocks in conversion plants and 7.36 mmtonnes of refined products (8.19 mmtonnes in the first half 2006) sold in markets outside Italy as a (5.78 mmtonnes) and as a complement to Eni’s own production in the Italian market (1.58 mmtonnes).

__________________

(3)	The Refining & Marketing segment purchased approximately two thirds of the Exploration & Production division’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.

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Availability of refined products	(mmtonnes)	First half
2006	2006	2007	Change	% Ch.

	Italy
27.17	Refinery intake in wholly-owned refineries	12.63	13.76	1.13	8.9
(1.53)	Refinery intake for third parties	(0.66)	(0.88)	(0.22)	33.3
7.71	Refinery intake in non-owned refineries	3.77	3.22	(0.55)	(14.6)
33.35	Refining throughputs on own account	15.74	16.10	0.36	2.3
(1.45)	Consumption and losses	(0.71)	(0.81)	(0.10)	14.1
31.90	Products available	15.03	15.29	0.26	1.7
4.45	Purchases of finished products and change in inventories	2.60	1.79	(0.81)	(31.2)
(4.82)	Finished products transferred to foreign cycle	(2.01)	(2.51)	(0.50)	24.9
(1.10)	Consumption for power generation	(0.48)	(0.53)	(0.05)	10.4
30.43	Products sold	15.14	14.04	(1.10)	(7.3)
	Outside Italy
4.69	Refining throughputs on own account	2.27	2.22	(0.05)	(2.2)
(0.32)	Consumption and losses	(0.15)	(0.19)	(0.04)	26.7
4.37	Products available	2.12	2.03	(0.09)	(4.2)
11.51	Purchases of finished products and change in inventories	5.60	5.78	0.18	3.2
4.82	Finished products transferred from Italian cycle	2.01	2.51	0.50	24.9
20.70	Products sold	9.73	10.32	0.59	6.1
38.04	Refining throughputs on own account in Italy and outside Italy	18.01	18.32	0.31	1.7
51.13	Sales of petroleum production in Italy and outside Italy	24.87	24.36	(0.51)	(2.1)

Refining

In the first half 2007 refinery throughputs on Eni’s own account (18.32 mmtonnes) increased by 310 ktonnes, or 1.7% in spite of the impact of the expiration of a processing contract at the Priolo refinery (down 660 ktonnes). Refining throughputs in Italy increased by 7.3% to 16.18 mmtonnes, on a homogeneous basis, as a result of better performance at the Livorno and Sannazzaro refineries reflecting lower downtime.

Refining throughputs of wholly-owned refineries (13.76 mmtonnes) increased 1.13 mmtonnes, or 8.9% from the first half of 2006; balanced capacity of refineries was fully utilized. Approximately 32.8% of volumes processed oil was supplied by Eni’s Exploration & Production division down 4.6 percentage points from the first half of 2006 (37.4%) reflecting expiration of a processing contract at the Priolo refinery where mainly equity crudes were processed.

Purchase of an additional interest in Ceska Rafinerska
On May 24, 2007 Eni purchased a 16.11% stake in the Czech Refining Company from ConocoPhillips. This transaction, expected to be finalized in the third quarter of 2007, will enable Eni to increase its ownership interest to 32.4% equal to a refining capacity to 2.6 mmtonnes per year. This transaction is intended to support expansion of Eni’s refining and marketing operations in Central-Eastern Europe.

Distribution of refined products

In the first half of 2007, sales of refined products decreased by 510 ktonnes from the first half of 2006, to 24.36 mmtonnes, down 2.1%, due to lower volumes marketed on wholesale markets in Italy.
Other sales increased 0.02 mmtonnes due to higher volumes sold to oil companies and traders in Italy, partly offset by lower sales to petrochemicals related to expiration of a processing contract at the Priolo refinery.

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Sales of refined products in Italy and outside Italy	(mmtonnes)	First half
2006	2006	2007	Change	% Ch.

8.66	Retail sales Italy	4.26	4.17	(0.09)	(2.1)
3.82	Retail sales Rest of Europe	1.82	1.89	0.07	3.8
12.48	Sub-total retail sales	6.08	6.06	(0.02)	(0.3)
11.74	Wholesale Italy	5.84	5.27	(0.57)	(9.8)
4.19	Wholesale Rest of Europe	2.06	2.07	0.01	0.5
0.41	Wholesale Rest of World	0.22	0.27	0.05	22.7
22.31	Other sales (a)	10.67	10.69	0.02	0.2
51.13	Sales	24.87	24.36	(0.51)	(2.1)
	Refined product sales by region
30.43	Italy	15.14	14.04	(1.10)	(7.3)
8.01	Rest of Europe	3.88	3.96	0.08	2.1
12.69	Rest of World	5.85	6.36	0.51	8.7

(a)	Includes bunkering, sales to oil companies and MTBE sales.

Retail sales in Italy
Sales of refined products on the retail market in Italy were 4.17 mmtonnes, a 90 ktonnes decline, or 2.1%, due to competitive pressure. Market share of the Agip branded network was down 0.4 percentage points from 29.2% in the first half of 2006 to 28.8% in the first half of 2007; average throughput was 1.18 mmliters in the first half of 2007, approximately down 20 kliters.
At June 30, 2007, Eni’s retail distribution network in Italy consisted of 4,348 service stations (77% of these owned by Eni), 8 less than at December 31, 2006 (4,356 service stations), reflecting the closing of 10 plants of the ordinary network, the loss of 5 highway concessions and the negative balance of 2 units between acquisitions/releases of lease concessions. These decreases were partially offset by the opening of 9 new service stations on the ordinary network.
Retail volumes of BluDiesel – a high performance and low environmental impact diesel fuel – were approximately 0.34 bliters slightly lower than the first half 2006. In the first half of 2007 retail volumes of BluDiesel were 13.8% of gasoil retail sales (14.3% in 2006). At June 30, 2007, virtually all Agip branded service stations marketed BluDiesel (equal to 92%).
Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to about 63 mmliters stable if compared to the first half 2006. In the first half of 2007 retail volumes of BluSuper were 3% of gasline retail sales. At June 30, 2007 Agip branded service stations marketed BluSuper totalled 2,426 (2,316 at December 31, 2006), corresponding to 56% of Eni’s network.	Supporting Eni’s aim of enhancing its retail network leveraging on ongoing trends in the marketing of fuels, Eni signed an agreement with Auchan for the marketing of jointly-branded fuels in Auchan chain-stores in Italy. According with this agreement 5 service stations with a joint brand will be opened at Auchan shopping malls in addition to the two service stations already operating.

Retail sales outside Italy
Sales of refined products on retail markets in the rest of Europe (1.89 mmtonnes) increased 70 ktonnes, or 3.8%, essentially in Spain and Germany. Market share of the Agip branded network slightly increased from 3.1% in the first half of 2006 to 3.2% in the first half of 2007; average throughput (1.23 in the first half 2007) increased 100 kliters. At June 30, 2007 Eni’s retail distribution network in the rest of Europe consisted of 1,931 service stations, 7 units less from December 31, 2006 (1,938 service stations) reflecting the decline in Portugal and Austria, offset by increases in Spain and Hungary. In particular 14 service stations were closed and lease concessions were released, while 13 new service stations were opened or acquired.

Purchase of a retail network in the Czech Republic, Slovakia and Hungary
On April 27, 2007 Eni defined an agreement for the purchase from ExxonMobil of a network of service station in the Czech Republic, Slovakia and Hungary and other marketing activities in the same region including the marketing of fuels at the Prague and Bratislava airports and certain lubricant activities. The retail

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network acquired includes 102 service stations with an average throughput of 4.5 mml/y in addition to 15 service stations whose construction is being evaluated. This agreement, approved by the relevant antitrust authorities in July 2007, is part of a strategy of selective development of the Refining & Marketing division in markets with interesting growth opportunities where Eni can leverage on the integration of its marketing activities with own refining and logistics operations and a well known brand.	Wholesale and other sales
Sales volumes on wholesale markets in Italy (5.27 mmtonnes) were down 570 ktonnes from 2006, or 9.8%, due to lower demand for heating oil from the power generation sector and unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG).
Sales on the wholesale market in the Rest of Europe increased by 10 ktonnes, to 2.07 mmtonnes, or approximately 1%, essentially in the Czech Republic.

CAPITAL EXPENDITURES

First half
2006	(million euro)	2006	2007	Change	% Ch.

547	Italy	197	283	86	43.7
98	Outside Italy	35	36	1	2.9
645		232	319	87	37.5
376	Refining, Supply and Logistic	162	214	52	32.1
376	Italy	162	214	52	32.1
223	Marketing	67	85	18	26.9
125	Italy	32	49	17	53.1
98	Outside Italy	35	36	1	2.9
46	Other activities	3	20	17	..
645		232	319	87	37.5

In the first half of 2007, capital expenditures in the Refining & Marketing division amounted to euro 319 million and concerned: (i) refining, supply and logistics (euro 214 million) in Italy, aimed at improving flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) the upgrading of the retail network in Italy (euro 49 million);	and (iii) the upgrading of the retail network and the purchase of service stations in the rest of Europe (euro 36 million).
The 37.5% increase from the first half of 2006 was due mainly to the start-up of the refinery upgrade programme.

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Petrochemicals

Key performance indicators
First half
2006	(million euro)	2006	2007

6,823	Net sales from operations (a)		3,340	3,476
172	Operating profit		69	211
219	Adjusted operating profit		28	189
174	Adjusted net profit		29	130
99	Capital expenditures		34	56
1,873	Adjusted capital employed, net		2,030	2,214
8.9	Adjusted ROACE	(%)	2.8	12.8
7,072	Production	(ktonnes)	3,554	4,411
5,276	Sales of petrochemical products	(ktonnes)	2,680	2,812
76.4	Average plant utilization rate	(%)	77.4	81.5
6,025	Employees at year end	(units)	6,343	6,845

(a)	Before elimination of intragroup sales.

PRODUCTION AND SALES

In the first half of 2007, sales of petrochemical products (2,812 ktonnes) increased by 132 ktonnes from the first half of 2006, up 4.9%, essentially in olefins due to higher product availability as a consequence of the inter-company purchase of the Porto Torres plant from Syndial and to the fact that sales in the second quarter of 2006 were hit by the shutdown of the Priolo cracker related to an accident occurred at the nearby Erg refinery in April 2006. Higher sales were registered in styrenes (up 6.8%) and elastomers (up 3.6%), the latter including also sales of nytrilic rubber from Porto Torres.
Petrochemical production (4,411 ktonnes) increased by 857 ktonnes from the first half of 2006, up 24.1%, reflecting the consolidation of operations at Porto Torres (up 611 ktonnes) and the fact that production and sales of the second quarter of 2006 were hit by the shutdown of the Priolo cracker.

Nominal production capacity increased by 18% from the first half of 2006 for the reasons stated above. Average plant utilization rate calculated on nominal capacity increased by 4.1 percentage points from 77.4% to 81.5%, mainly due to higher utilization of plants in aromatics, olefins and polyethylene.
Approximately 46% of total production was directed to Eni’s own productions cycle (37% in the first half of 2006). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 22% of requirements (12% in the first half of 2006). This increase derives from the circumstance that 2006 was affected by the accident occurred at the Priolo refinery with which Eni’s Refining & Marketing division had a processing contract aimed at supplying the Priolo cracker.
Prices of Eni’s main petrochemical products increased on average by 8%; all business areas posted increases. The most relevant increases were registered in: (i) styrenes (up 16.8%), in particular expandable and compact polystyrenes; (ii) intermediates (up 12.6%),

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in particular cycloexanone and phenol; (iii) aromatics (up 9.2%), in particular benzyl; (iv) elastomers (up 8.5%), in particular SBR, polybutadiene and	thermoplastic rubbers; (v) olefins (up 5.6%), in particular butadiene and ethylene; (vi) polyethylene (up 5.2%) with increases in all products.

Product availability	(ktonnes)	First half
2006	2006	2007	Change	% Ch.

4,275	Basic petrochemicals	2,132	2,803	671	31.5
1,545	Styrene and elastomers	787	837	50	6.4
1,252	Polyethylene	635	771	136	21.4
7,072	Production	3,554	4,411	857	24.1
(2,488)	Consumption of monomers	(1,313)	(2,042)	(729)	55.5
692	Purchases and change in inventories	439	443	4	0.9
5,276		2,680	2,812	132	4.9

Sales	(ktonnes)	First half
2006	2006	2007	Change	% Ch.

2,882	Basic petrochemicals	1,420	1,510	90	6.3
1,000	Styrene and elastomers	515	544	29	5.6
1,394	Polyethylene	745	758	13	1.7
5,276		2,680	2,812	132	4.9

BUSINESS AREAS

Basic petrochemicals
Sales of basic petrochemicals of 1,510 ktonnes increased by 90 ktonnes from the first half of 2006, up 6.3%, mainly due to higher product availability after the purchase of the Porto Torres plant from Syndial and the fact that the first half of 2006 had been affected by the outage of the Priolo cracker. Increases registered in olefins (up 13%) and aromatics (up 3.9%) were offset by lower volumes sold of intermediates (down 7%), in particular cycloexanone (down 18%) and cycloexanol (down 13%) due to lower availability of products related to the maintenance shutdown of the Mantova plant.
Basic petrochemical production (2,803 ktonnes) increased by 31.5%.	Styrene and elastomers
Styrene sales (314 ktonnes) increased by 6.8% from the first half of 2006. Increasing sales of ABS/SAN (up 64%) and compact polystyrene (up 13%) reflected higher product availability due to the fact that 2006 had been affected by technical problems occurred at the Mantova plant.
Elastomers sales (230 ktonnes) increased by 4.1% from the first half of 2006 due to the consolidation of nytrilic rubber sales deriving from the purchase of the Porto Torres plant from Syndial. Excluding this affect, elastomer sales declined by 3.1% essentially due to lower sales of SBR, thermoplastic and EPR rubbers.
Styrene production (563 ktonnes) increased by 4.3%.
Elastomer production (274 ktonnes) increased by 10.9% after the purchase of the Porto Torres plant from Syndial. Excluding this effect, elastomer production increased by 4.2%. Increases were registered in all products, except for EPR rubber (down 4%).

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Polyethylene
Polyethylene sales (758 ktonnes) were up 13 ktonnes or 1.7%, from the first half of 2006, reflecting positive market trends in particular for LLPDE (up 4.5%) and EVA (up 2.6%).
Production (771 ktonnes) increased by 136 ktonnes, or 21.4%, with increases registered in all products except for EVA. Production of HDPE increased by 68.3% due to the consolidation of operations at Porto Torres, as well as of LDPE (up 8.6%) and LDPE/up 21.2 mainly due to the standstill of the Priolo cracker and related plants.	CAPITAL EXPENDITURES

In the first half of 2007, capital expenditures (euro 56 million; euro 34 million in the first half of 2006) concerned efforts in improving plant efficiency (euro 18 million), extraordinary maintenance (euro 15 million), environmental protection, safety and environmental regulation compliance (euro 15 million).

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Engineering & Construction

Key performance indicators
First half
2006	(million euro)	2006	2007

6,979	Net sales from operations (a)		3,080	4,289
505	Operating profit		211	390
508	Adjusted operating profit		211	379
400	Adjusted net profit		152	304
591	Capital expenditures		224	510
3,399	Adjusted capital employed, net		3,243	3,726
12.8	Adjusted ROACE	(%)	11.8	15.8
11,172	Orders acquired		5,970	4,948
13,191	Order backlog		12,455	13,308
30,902	Employees at year end	(units)	28,971	32,903

(a)	Before elimination of intragroup sales.

ACTIVITY OF THE YEAR

First half
(million euro)	2006	2007	Change	% Ch.

Orders acquired (a)	5,970	4,948	(1,022)	(17.1)
Offshore construction	1,814	1,881	67	3.7
Onshore construction	3,157	2,774	(383)	(12.1)
Offshore drilling	923	144	(779)	(84.4)
Onshore drilling	76	149	73	96.1
of which:
- Eni	1,343	556	(787)	(58.6)
- third parties	4,627	4,392	(235)	(5.1)
of which:
- Italy	763	164	(599)	(78.5)
- Outside Italy	5,207	4,784	(423)	(8.1)

(million euro)	Dec. 31, 2006	June 30, 2007	Change	% Ch.

Order backlog (a)	13,191	13,308	117	0.9
Offshore construction	4,283	4,340	57	1.3
Onshore construction	6,285	6,400	115	1.8
Offshore drilling	2,247	2,188	(59)	(2.6)
Onshore drilling	376	380	4	1.1
of which:
- Eni	2,602	2,699	97	3.7
- third parties	10,589	10,609	20	0.2
of which:
- Italy	1,280	897	(383)	(29.9)
- Outside Italy	11,911	12,411	500	4.2

(a)	Includes the Bonny project for euro 1 million in orders acquired and euro 6 million in order backlog.

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Among the main orders acquired in the first half of 2007 were:
- an EPC for Sonatrach contract for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria;
- an EPC contract for MEDGAZ for the installation of an underwater pipeline system for the transport of natural gas from Algeria to Spain;
- an EPIC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayyah plant within the development of the Khursaniyah field in Saudi Arabia;
- an EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayyah plant.

Orders acquired amounted to euro 4,948 million, of these projects to be carried out outside Italy represented 97%, while orders from Eni companies amounted to 11% of the total. Eni’s order backlog was euro 13,308 million at June 30, 2007 (euro 13,191 million at December 31, 2006). Projects to be carried out outside Italy represented 93% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

CEPAV Uno and CEPAV Due
Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).
With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the	contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably, CEPAV Uno notified TAV a request for arbitration as provided for under terms of the contract. The claim was increased to euro 1,500 million when the first memorandum was filed in March 2007. At June 30, 2007, the CEPAV Uno consortium had completed works corresponding to 84.5% of the total contractual price (euro 5,322 million).
With regard to the project for the construction of the tracks from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of cost incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee came to a partial decision in support of CEPAV Due confirming the claim of the Consortium to recover costs incurred in connection with design activities performed until 2000 in addition to damage arising from the belatedly convened meeting of interested local authorities by TAV. A technical survey is underway to establish an evaluation of the compensation to be awarded to the Consortium as requested by the arbitration committee for the final resolution.
In April 2007, the consortium filed an appeal against Law Decree No. 7 of January 31, 2007 converted into Law No. 40/2007 of April 2, 2007, revoking the concessions awarded to TAV with the Regional Administrative Court of Latium. In a Decision published on July 12, 2007, this Regional Court suspended the revocation provided by Law No. 40/2007 and requested the judgment of the European Court of Justice on the dispute between the provisions of said law and the European Treaty.

CAPITAL EXPENDITURES

(million euro)	First half
2006	2006	2007	Change	% Ch.

390	Offshore construction	183	225	42	23
53	Onshore construction	10	40	30	..
101	Offshore drilling	19	165	146	..
36	Onshore drilling	9	72	63	..
11	Other	3	8	5	..
591	Capital expenditures	224	510	286	128

In the first half of 2007, capital expenditures in the Engineering & Construction division (euro 510 million) concerned: (i) the construction of the new Scarabeo 8 semisubmersible platform, of a new pipelayer and of the new	Saipem 12000 deepwater drilling ship; (ii) the conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 and in Angola.

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Financial Review

SUMMARIZED GROUP PROFIT AND LOSS ACCOUNT

(million euro)	First half
2006	2006	2007	Change	% Ch.

86,105	Net sales from operations	44,323	41,688	(2,635)	(5.9)
783	Other income and revenues	372	445	73	19.6
(61,140)	Operating expenses	(31,119)	(29,504)	1,615	5.2
(239)	of which non recurring items		(56)
(6,421)	Depreciation, amortization and impairments	(3,034)	(3,306)	(272)	(9.0)
19,327	Operating profit	10,542	9,323	(1,219)	(11.6)
161	Net financial income (expense)	151	25	(126)	(83.4)
903	Net income from investments	467	491	24	5.1
20,391	Profit before income taxes	11,160	9,839	(1,321)	(11.8)
(10,568)	Income taxes	(5,547)	(4,673)	874	15.8
51.8	Tax rate (%)	49.7	47.5	(2.2)
9,823	Net profit	5,613	5,166	(447)	(8.0)
	pertaining to:
9,217	- Eni	5,275	4,855	(420)	(8.0)
606	- minority interest	338	311	(27)	(8.0)

Net profit
Eni’s net profit for the first half of 2007 was euro 4,855 million, down euro 420 million from the first half of 2006, or 8%, due primarily to a lower operating performance (down euro 1,219 million, or 11.6%) as a result of a decline in the Exploration & Production division, partially offset	by a positive performance delivered by Eni‘s downstream and the Engineering & Construction businesses. This reduction in operating profit was offset in part by lower income taxes (down by euro 874 million) owing to lower profit before taxes and a 2.2 percentage point decline in the Group tax rate (from 49.7 to 47.5%)

Eni’s adjusted net profit

(million euro)	First half
2006	2006	2007	Change	% Ch.

9,217	Net profit pertaining to Eni	5,275	4,855	(420)	(8.0)
33	Exclusion of inventory holding (gain) loss	(210)	(110)
1,162	Exclusion of special items:	372	155
	of which:
239	- non recurring items		81
923	- other special items	372	74
10,412	Eni’s adjusted net profit (a)	5,437	4,900	(537)	(9.9)

(a)	For a detailed explanation of adjusted operating profit and net profit see page 39.

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Special charges concerned essentially environmental charges, impairment of mineral assets and employee redundancy incentives, as well as non-recurring charges related to: (i) provisions to the risk reserve in connection with ongoing antitrust proceedings against the European antitrust authority; (ii) a gain deriving from the curtailment of the reserve for employee post-retirement benefits relating to Italian companies.	The reduction in the Group adjusted net profit was due to the decrease in the adjusted net profit recorded in the Exploration & Production division, down euro 963 million, or 24% which reflects a weaker operating performance euro 1,858 million, down 21.9% due to the impact of the appreciation of the euro versus the dollar, lower production sold (down 12.2 mmboe), higher expenses incurred in connection with exploratory activity and lower realizations in dollars (down 2.1%).

The following table sets forth adjusted net profit by division:

(million euro)	First half
2006	2006	2007	Change	% Ch.

7,279	Exploration & Production	4,019	3,056	(963)	(24.0)
2,862	Gas & Power	1,517	1,577	60	4.0
629	Refining & Marketing	257	250	(7)	(2.7)
174	Petrochemicals	29	130	101	348.3
400	Engineering & Construction	152	304	152	100.0
(301)	Other activities	(122)	(120)	2	1.6
54	Corporate and financial companies	11	29	18	163.6
(79)	Impact of unrealized profit in inventory (a)	(88)	(15)	73	..
11,018		5,775	5,211	(564)	(9.8)
	of which:
606	Net profit to minorities	338	311	(27)	(8.0)
10,412	Adjusted net profit pertaining to Eni	5,437	4,900	(537)	(9.9)

(a)	This item concerned mainly intragroup sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:
- Engineering & Construction (up euro 152 million, or 100%), reflecting an improved operating performance (up euro 168 million) against the backdrop of favorable demand trends in oilfield services.
- Petrochemicals (up euro 101 million, or 348.3%), due to an improved operating performance (up euro 161 million), reflecting a recovery in product selling margins and the impact of the accident occurred at the Priolo refinery on the results for the first half of 2006;
- Gas & Power (up euro 60 million, or 4%), due to a better operating performance (up euro 208 million, or 10.4%) reflecting essentially positive developments in the regulatory framework in Italy and the circumstance that certain purchase charges were incurred in the first quarter of 2006 owing a climatic emergency for the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild weather conditions affecting natural gas sales by consolidated subsidiaries (down 2.8 bcm, or 6.2%), offset in part by volume	increases in target markets in Europe. Divisional results were also negatively impacted by lower results recorded by equity-accounted entities.
Eni’s results were affected by a trading environment with lower oil prices and Brent crude prices averaging $63.26 per barrel, down 3.7% compared to the first half of 2006, and a appreciation of the euro over the dollar (up 8.1%). These negatives were partially offset by increased refining margins on the Brent crude marker (up 14.2%) and higher selling margins on petrochemical products. Overall, the first half trading environment had no material impact on natural gas selling margins.

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending June 30, 2007 was 21.4% (23.5% for the twelve-month period ending June 30, 2006).
Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, the Group ROACE would stand at 22.1%.

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Analysis of profit and loss account items

Net sales from operations

(million euro)	First half
2006	2006	2007	Change	% Ch.

27,173	Exploration & Production	14,459	12,829	(1,630)	(11.3)
28,368	Gas & Power	14,933	13,722	(1,211)	(8.1)
38,210	Refining & Marketing	19,446	16,880	(2,566)	(13.2)
6,823	Petrochemicals	3,340	3,476	136	4.1
6,979	Engineering & Construction	3,080	4,289	1,209	39.3
823	Other activities	465	103	(362)	(77.8)
1,174	Corporate and financial companies	605	617	12	2.0
(23,445)	Consolidation adjustment	(12,005)	(10,228)	1,777	..
86,105		44,323	41,688	(2,635)	(5.9)

Eni’s net sales from operations (revenues) for the first half of 2007 (euro 41,688 million) were down euro 2,635 million, a 5.9% decline from the first half of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 8.1%) and the decline in hydrocarbon prices, as well as lower sold production of hydrocarbons (down 12.2 mmboe) and lower sales of natural gas (down 2.8 bcm). These negative factors were offset in part by higher activity levels in the Engineering & Construction and Petrochemicals divisions.

Revenues generated by the Exploration & Production division (euro 12,829 million) declined by euro 1,630 million, down 11.3%, essentially due to the impact of the appreciation of the euro versus the dollar, lower hydrocarbon production sold (down 12.2 mmboe, or 3.9%) and a decline in realizations in dollars (down 2.1%).

Revenues generated by the Gas & Power division (euro 13,722 million) declined by euro 1,211 million, down 8.1%, mainly due to lower natural gas volumes sold by consolidated subsidiaries (down 2.8 bcm or 6.2%) and lower volumes transported and distributed as a consequence of an unusually mild winter weather, as well as the negative trends of energy parameters to which gas prices are contractually indexed.	Revenues generated by the Refining & Marketing division (euro 16,880 million) declined by euro 2,566 million, down 13.2%, mainly due to lower international prices for oil and the effect of the appreciation of the euro over the dollar.

Revenues generated by the Petrochemicals division (euro 3,476 million) increased by euro 136 million from the first half of 2006, up 4.1%, reflecting mainly the fact that performance in the first half of 2006 had been impacted by an accident occurred at the Priolo refinery resulting in a nearly total standstill of a number of Eni’s petrochemicals plants.

Revenues generated by the Engineering & Construction division (euro 4,289 million) increased by euro 1,209 million, up 39.3%, due to increased activity levels in the Offshore and Onshore construction businesses.

Revenues generated by the Other activities division decreased by euro 362 million to euro 103 million, due to the intra-group divestment of the Porto Torres plant for the production of basic petrochemical products to Polimeri Europa, which occurred in the first half of 2007.

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Operating expenses

(million euro)	First half
2006	2006	2007	Change	% Ch.

57,490	Purchases, services and other	29,383	27,727	(1,656)	(5.6)
	of which:
239	- non-recurring items		130
390	- other special items	207	171
3,650	Payroll and related costs	1,736	1,777	41	2.4
	of which:
	- non-recurring items		(74)
178	- provision for redundancy incentives	42	19
61,140		31,119	29,504	(1,615)	(5.2)

Operating expenses for the first half of 2007 (euro 29,504 million) declined by euro 1,615 million from the first half of 2006, down 5.2%, essentially due to the appreciation of the euro versus the dollar. Other factors behind this reduction were: (i) lower purchase prices for natural gas and light oil-based refinery feedstock; (ii) lower supplies of natural gas in line with lower sales and the fact that in the first quarter of 2006 certain gas supplies charges were recorded due to a climatic emergency for the 2005-2006 winter; (iii) lower costs for refinery maintenance activity.

Labor costs (euro 1,777 million) increased by euro 41 million, up 2.4%, due mainly to an increase in unit Labor costs in	Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction division related to higher activity levels. These increases were offset in part by exchange rate differences and a euro 74 million non-recurring gain deriving from the curtailment of the reserve for post-retirement benefits existing at 2006 year-end related to obligations towards Italian employees. In fact, the Italian budget law for 2007 modified Italian regulation for post-retirement benefits resulting in a change from a defined benefit plan to a defined contribution one. Following this, the reserve was reassessed to take account of the exclusion of future payroll costs and relevant increases from actuarial calculations.

Depreciation and amortization and impairments

(million euro)	First half
2006	2006	2007	Change	% Ch.

4,646	Exploration & Production	2,120	2,516	396	18.7
687	Gas & Power	320	333	13	4.1
434	Refining & Marketing	219	216	(3)	(1.4)
124	Petrochemicals	61	56	(5)	(8.2)
195	Engineering & Construction	87	119	32	36.8
6	Other activities	4	2	(2)	(50.0)
70	Corporate and financial companies	37	31	(6)	(16.2)
(9)	Impact of unrealized profit in inventory	(2)	(4)	(2)	..
6,153	Total depreciation and amortization	2,846	3,269	423	14.9
268	Impairments	188	37	(151)	(80.3)
6,421		3,034	3,306	272	9.0

Depreciation and amortization charges (euro 3,269 million) increased by euro 423 million, up 14.9%, mainly in the Exploration & Production division (up euro 396 million) related to higher exploration expenses (up euro 426 million on a constant exchange rate basis) and the impact on amortization charges of an upward revision of asset	retirement obligations for certain Italian fields carried out in the preparation of 2006 financial statements, offset in part by exchange rate differences.

Impairment charges for the period at euro 37 million regarded mainly upstream assets.

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Operating profit
An analysis of operating profits by division for the periods indicated is provided as follows:

(million euro)	First half
2006	2006	2007	Change	% Ch.

15,580	Exploration & Production	8,398	6,550	(1,848)	(22.0)
3,802	Gas & Power	1,907	2,106	199	10.4
319	Refining & Marketing	455	420	(35)	(7.7)
172	Petrochemicals	69	211	142	205.8
505	Engineering & Construction	211	390	179	84.8
(622)	Other activities	(216)	(231)	(15)	(6.9)
(296)	Corporate and financial companies	(142)	(99)	43	(30.3)
(133)	Impact of unrealized profit in inventory	(140)	(24)	116	..
19,327	Operating profit	10,542	9,323	(1,219)	(11.6)

Adjusted operating profit
An analysis of adjusted operating profits by division for the periods indicated is provided as follows:

(million euro)	First half
2006	2006	2007	Change	% Ch.

19,327	Operating profit	10,542	9,323	(1,219)	(11.6)
88	Exclusion of inventory holding (gains) losses	(335)	(107)
1,075	Exclusion of special items:	380	233
	of which:
239	- non recurring items		56
836	- other special items	380	177
20,490	Adjusted operating profit	10,587	9,449	(1,138)	(10.7)
	Breakdown by division:
15,763	Exploration & Production	8,473	6,615	(1,858)	(21.9)
3,882	Gas & Power	1,994	2,202	208	10.4
790	Refining & Marketing	279	305	26	9.3
219	Petrochemicals	28	189	161	..
508	Engineering & Construction	211	379	168	79.6
(299)	Other activities	(128)	(116)	12	9.4
(240)	Corporate and financial companies	(130)	(101)	29	22.3
(133)	Impact of unrealized profit in inventory	(140)	(24)	116	..
20,490		10,587	9,449	(1,138)	(10.7)

Adjusted operating profit for the first half was euro 9,449 million, down 10.7% from a year ago. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 107 million and special charges of euro 233 million, net. The main factor affecting this decline was a weaker operating performance reported by the Exploration & Production division (down euro 1,858 million from the first half of 2006, or 21.9%), due primarily to a 8.1% appreciation of the euro versus the dollar, lower production sold (down 12.2 mmboe), higher expenses incurred in connection with exploratory activities and lower realizations in dollars (down 2.1%).	This decline was partly offset by an increase in adjusted operating profit reported by the following divisions:
- Gas & Power (up euro 208 million or 10.4%), mainly owing to a favorable evolution of the regulatory framework in Italy and the fact that in the first quarter of 2006 certain supply charges were recorded due to a climatic emergency related to the winter time 2005-2006. These positives were partly offset by a decline in marketed volumes of natural gas (down 2.8 bcm, or 6.2%) due to lower European gas demand affected by unusually mild winter weather conditions, partly offset by a sale growth in target markets in the rest of Europe;

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- Engineering & Construction (up euro 168 million or 79.6%) due to a positive trend in the market for oilfield services;
- Petrochemicals (up euro 161 million) reflecting a recovery in product selling margins and the circumstance that results for the second quarter of 2006 were materially affected by an accident occurred at the Priolo refinery resulting in outages at several Eni’s petrochemical plants.

Net financial income
In the first half of 2007 net financial income (euro 25 million) decreased by euro 126 million from the first half of 2006. This decrease was due mainly to the circumstance that lower fair value gains were recognized on certain financial derivatives instruments in the first half of 2007 as compared to the first half of 2006. Fair value changes on these derivative financial instruments are recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because these instruments do not meet the formal criteria to be	assessed as hedges under IFRS, including the time value component (for a loss of euro 47 million) of certain cash flow hedges Eni entered into to hedge commodity risk in connection with the acquisitions of proved and unproved upstream properties executed in the first half of 2007 (for more details on this issue see the Balance sheet discussion – under the paragraph net working capital). Lower fair value gains on derivative instruments were partly offset by: (i) a euro 62 million net gain upon fair value valuation through profit and loss account of both the 20% interest in OAO Gazprom Neft and the related call option guaranteed by Eni to Gazprom related to this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two partners (for more details on this issue see the Balance sheet discussion – under the paragraph net working capital); (ii) a reduction in net finance expenses as a result of a reduction in average net borrowings, the impact of which was partly offset by higher interest rates on euro (Euribor up 1.1 percentage points) and dollar loans (Libor up 0.6 percentage points).

Net income from investments
The table sets forth the first half of 2007 breakdown of net income from investments by division:

First half of 2007 (million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Effect of the application of the equity method of accounting	(22)	214	110	39	348
Dividends	112	2	17		131
Net gains on disposal	11				11
Other income (losses) from investments	(1)	2		(1)	1
	100	218	127	38	491

Net income from investments in the first half of 2007 amounted to euro 491 million and concerned essentially: (i) Eni’s share of income of affiliates accounted for with the equity method of accounting (euro 348 million), in	particular in the Gas & Power, Refining & Marketing and Engineering & Construction divisions; (ii) dividends received by affiliates accounted for under the cost method (euro 131 million).

The table below sets forth an analysis of net income/losses from investment by type for the periods indicated:

(million euro)	First half
2006	2006	2007	Change

795	Effect of the application of the equity method of accounting	380	348	(32)
98	Dividends	57	131	74
18	Net gains on disposal	25	11	(14)
(8)	Other income (losses) from investments	5	1	(4)
903		467	491	24

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Income taxes

(million euro)	First half
2006	2006	2007	Change

	Profit before income taxes
5,566	Italy	3,313	3,348	35
14,825	Outside Italy	7,847	6,491	(1,356)
20,391		11,160	9,839	(1,321)
	Income taxes
2,237	Italy	1,296	1,255	(41)
8,331	Outside Italy	4,251	3,418	(833)
10,568		5,547	4,673	(874)
	Tax rate (%)
40.2	Italy	39.1	37.5	(1.6)
56.2	Outside Italy	54.2	52.7	(1.5)
51.8		49.7	47.5	(2.2)

Income taxes were euro 4,673 million, down euro 874 million, or 15.8%, due primarily to lower profit before taxes (down euro 1,321 million). The 47.5% Group tax rate declined by 2.2 percentage points from the first half of 2006 reflecting: (i) a lower share of profit before taxes generated by the Exploration & Production division; (ii) the recognition of deferred tax assets related to an increase in assets and liabilities carrying amounts for tax purposes on part of certain Italian subsidiaries upon renewal of the Group option for the Italian consolidated statement for tax purposes. These positive factors were partly offset by a higher tax rate recorded in the	Exploration & Production division due to changes in the fiscal regimes of the United Kingdom and Algeria implemented in the second half of 2006.
Adjusted tax rate was down one percentage point to 47.4% (48.4% in the first half of 2006), which is calculated as ratio of net profit before taxes to income taxes on an adjusted basis.

Minority interest
Minority interest’s share of profit was euro 311 million and was related to Snam Rete Gas (euro 139 million) and Saipem (euro 165 million).

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Financial and operating review by division

Exploration & Production

(million euro)	First half
2006	2006	2007	Change	% Ch.

15,580	Operating profit	8,398	6,550	(1,848)	(22.0)
183	Exclusion of special items	75	65
	of which:
	Non-recurring items		(12)
183	Other special items:	75	77
231	- asset impairments	132	76
(61)	- gains on disposal of assets	(57)
13	- provision for redundancy incentives		1
15,763	Adjusted operating profit	8,473	6,615	(1,858)	(21.9)
(59)	Net financial income (expenses) (a)	(26)	(4)	22
85	Net income (expenses) from investments (a)	66	100	34
(8,510)	Income taxes (a)	(4,494)	(3,655)	839
53.9	Tax rate (%)	52.8	54.5	1.7
7,279	Adjusted net profit	4,019	3,056	(963)	(24.0)
	Results also include:
4,776	amortizations and depreciations and impairments	2,252	2,547	295	13.1
	of which:
820	- amortizations of exploration drilling expenditure and other	316	615	299	94.6
255	- amortizations of geological and geophysical exploration expenses	85	162	77	90.6

(a)	Excluding special items.

Adjusted operating profit recorded for the first half of 2007 amounted to euro 6,615 million, down euro 1,858 million or 21.9% from the first half of 2006, due mainly to: (i) the adverse impact of the appreciation of the euro over the dollar for approximately euro 580 million; (ii) a decline in production sold (down 12.2 mmboe); (iii) higher exploration expenses (up euro 376 million, or euro 426 million on a constant exchange rate basis); (iv) lower product realizations in dollars (down 2.1%); and (v) higher production costs and amortization charges.	Adjusted net profit of euro 3,056 million declined by euro 963 million, down 24% from the first half of 2006 due to a weaker operating performance and an increase in the adjusted tax rate (from 52.8% to 54.5%) due to changes in the fiscal regime of the United Kingdom and Algeria enacted in the second half of 2006.

Special charges excluded by the adjusted operating profit of euro 65 million concerned mainly impairment of assets.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Gas & Power

(million euro)	First half
2006	2006	2007	Change	% Ch.

3,802	Operating profit	1,907	2,106	199	10.4
(67)	Exclusion of inventory holding (gains) losses	(20)	108
147	Exclusion of special items	107	(12)
	of which:
55	Non-recurring items		(18)
92	Other special items:	107	6
51	- asset impairments	51
44	- environmental provisions	39	1
37	- provisions for redundancy incentives	17	5
(40)	- other
3,882	Adjusted operating profit	1,994	2,202	208	10.4
2,062	Market and Distribution	1,044	1,245	201	19.3
1,087	Transport in Italy	571	554	(17)	(3.0)
579	Transport outside Italy	295	287	(8)	(2.7)
154	Power generation (a)	84	116	32	38.1
16	Net financial income (expenses) (b)	11	4	(7)
489	Net income (expenses) from investments (b)	292	218	(74)
(1,525)	Income taxes (b)	(780)	(847)	(67)
34.8	Tax rate (%)	34.0	34.9	0.9
2,862	Adjusted net profit	1,517	1,577	60	4.0

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.

Adjusted operating profit for the first half of 2007 increased by euro 208 million to euro 2,202 million, up 10.4%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 2.8 bcm, or 6.2%). Despite this negative, divisional results were driven by: (i) the impact of a favorable evolution of the regulatory framework in Italy. This reflected enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a more favorable indexation mechanism of the raw material cost component in supplies to residential and commercial clients as compared to the regime in force in the first half of 2006 as established by Resolution No. 248/2004. Furthermore, Eni fulfilled certain obligations to renegotiate wholesale supply contracts as envisaged in Resolution No. 79/2007 in order to reflect the new indexation regime. This resulted in a total or partial redundancy of liabilities which were accrued in the accounts for the year 2005 and the first half of 2006 to	take account of the expected charges deriving from the renegotiation of Eni’s wholesale supply contracts. These liabilities were recycled through the profit and loss account in the first quarter of 2007; (ii) supply charges incurred in the same period last year caused by a climatic emergency for the winter time 2005-2006.
The favorable trends recorded in the first quarter reversed in the second quarter relating to trading environment determining gas selling margins, resulting in an immaterial impact for the first half.

Adjusted net profit for the first half of 2007 was euro 1,577 million, representing an increase of euro 60 million over the first half of 2006, up 4%. This reflected higher adjusted operating profit, offset in part by a lower performance recorded by certain affiliates accounted for under the equity method of accounting.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Other performance indicators

(million euro)	First half
2006	2006	2007	Change	% Ch.

4,895	Adjusted EBITDA	2,482	2,688	206	8.3
2,491	Supply & Marketing	1,115	1,338	223	20.0
1,174	Regulated Business	702	648	(54)	(7.7)
940	International Transportation	516	519	3	0.6
290	Power Generation	149	183	34	22.8

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding to adjusted operating profit amortization and depreciation charges on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRSs or U.S. GAAP, includes:
- Adjusted EBITDA of Eni’s wholly-owned subsidiaries;
- Eni’s share of adjusted EBITDA of Snam Rete Gas (55%), which is fully-consolidated when preparing consolidated financial statements in accordance with IFRSs;	- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity-method for IFRSs purposes.
Management evaluates performance in Eni’s Gas & Power division also on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

(million euro)	First half
2006	2006	2007	Change	% Ch.

319	Operating profit	455	420	(35)	(7.7)
215	Exclusion of inventory holding (gains) losses	(254)	(187)
256	Exclusion of special items	78	72
	of which:
109	Non-recurring items:		37
147	Other special items	78	35
14	- asset impairments	1	1
111	- environmental provisions	61	32
47	- provisions for redundancy incentives	11	3
8	- provision to the reserve for contingencies	3
(33)	- other	2	(1)
790	Adjusted operating profit	279	305	26	9.3
184	Net income (expenses) from investments (a)	111	84	(27)
(345)	Income taxes (a)	(133)	(139)	(6)
35.4	Tax rate (%)	34.1	35.7	1.6
629	Adjusted net profit	257	250	(7)	(2.7)

(a)	Excluding special items.

Adjusted operating profit for the first half of 2007 amounted to euro 305 million, up euro 26 million from the first half of 2006, or 9.3%. This reflected a better operating performance delivered by the refining business on the back of a favorable trading environment, particularly in the second quarter, and higher volumes processed and higher yields also due to lower maintenance outages. Marketing activities in Italy reported a lower operating profit due mainly to lower retail margins and a decline in wholesale business results due to both lower margins	and volumes marketed (down 9.8%), the latter also reflecting unusually mild winter weather.

The adjusted net profit for the first half of 2007 was euro 250 million, down euro 7 million (or 2.7%).

Special charges excluded from the adjusted operating profit concerned mainly environmental provisions and a risk provision related to an ongoing antitrust proceeding against European authorities (for a total charge of euro 72 million).

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Petrochemicals

(million euro)	First half
2006	2006	2007	Change	% Ch.

172	Operating profit	69	211	142	..
(60)	Exclusion of inventory holding (gains) losses	(61)	(28)
107	Exclusion of special items	20	6
	of which:
13	Non-recurring items		6
94	Other special items:	20
50	- asset impairments
19	- provisions for redundancy incentives	1
31	- provision to the reserve for contingencies	20
(6)	- other	(1)
219	Adjusted operating profit	28	189	161	..
2	Net income (expenses) from investments (a)	1	2	1
(47)	Income taxes (a)		(61)	(61)
174	Adjusted net profit	29	130	101	..

(a)	Excluding special items.

Adjusted operating profit in the first of 2007 amounted to euro 189 million increasing by euro 161 million from the second quarter of 2006. This increase reflected mainly higher selling margins, essentially the cracker margin	and to a lower extent the aromatics business, a positive sales mix and the fact that production and sales of the first half of 2006 were hurt by an accident occurred at the Priolo refinery in April 2006.

Engineering & Construction

(million euro)	First half
2006	2006	2007	Change	% Ch.

505	Operating profit	211	390	179	84.8
3	Exclusion of special items		(11)
	of which:
	Non-recurring items		(11)
3	Other special items:
1	- asset impairments
2	- provisions for redundancy incentives
508	Adjusted operating profit	211	379	168	79.6
66	Net income (expenses) from investments (a)	(8)	38	46
(174)	Income taxes (a)	(51)	(113)	(62)
400	Adjusted net profit	152	304	152	100.0

(a)	Excluding special items.

Adjusted operating profit for the first of 2007 was euro 379 million, up euro 168 million (or 79.6%) from the first half of 2006 due to a better operating performance in all business areas in particular the higher increases were registered in: the Offshore and Onshore construction	areas due to higher activity levels and improved margins.
Adjusted net profit for the first of 2007 was euro 304 million, up euro 152 million from the first half of 2006 due to a better operating performance also of affiliates.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Other activities

(million euro)	First half
2006	2006	2007	Change	% Ch.

(622)	Operating profit	(216)	(231)	(15)	(6.9)
323	Exclusion of special items	88	115
	of which:
62	Non-recurring items		65
261	Other special items:	88	50
126	- environmental provisions	52	83
22	- asset impairments	4	6
17	- provisions for redundancy incentives	1	1
75	- provision to the reserve for contingencies	22	9
21	- other	9	(49)
(299)	Adjusted operating profit	(128)	(116)	12	9.4
(7)	Net financial income (expenses) (a)		(4)	(4)
5	Net income (expenses) from investments (a)	6		(6)
(301)	Adjusted net profit	(122)	(120)	2	1.6

(a)	Excluding special items.

Adjusted net loss of euro 120 million declined by euro 2 million from the first half of 2006.
Special charges excluded from operating losses of euro 115 million related in particular environmental charges (euro 83 million) and provisions to the risk reserve related to an	antitrust proceeding pending before European authorities, offset in part by a special gain deriving from a settlement reached by Syndial and Dow Chemical (euro 37 million) on certain contractual issues pending between the two companies.

Corporate and financial companies

(million euro)	First half
2006	2006	2007	Change	% Ch.

(296)	Operating profit	(142)	(99)	43	30.3
56	Exclusion of special items	12	(2)
	of which:
	Non-recurring items		(11)
56	Other special items:	12	9
43	- provisions for redundancy incentives	12	9
11	- environmental provisions
2	- other
(240)	Adjusted operating profit	(130)	(101)	29	22.3
205	Net financial income (expenses) (a)	152	29	(123)
	Net income (expenses) from investments (a)	(1)		1
89	Income taxes (a)	(10)	101	111
54	Adjusted net profit	11	29	18	..

(a)	Excluding special items.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

NON-GAAP Measures
Reconciliation of reported operating profit and reported
net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.
In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual	events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No.15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.

Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

First half of 2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intragroup profits elimination	Group

Reported operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Exclusion of inventory holding (gains) losses		108	(187)	(28)					(107)
Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special charges:	77	6	35			50	9		177
environmental charges		1	32			83			116
asset impairments	76		1			6			83
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	5	3			1	9		19
other			(1)			(49)			(50)
Special items of operating profit	65	(12)	72	6	(11)	115	(2)		233
Adjusted operating profit	6,615	2,202	305	189	379	(116)	(101)	(24)	9,449
Net financial (expense) income (*)	(4)	4				(4)	29		25
Net income from investments (*)	100	218	84	2	38				442
Income taxes (*)	(3,655)	(847)	(139)	(61)	(113)		101	9	(4,705)
Tax rate (%)	54.5	34.9	35.7						47.4
Adjusted net profit	3,056	1,577	250	130	304	(120)	29	(15)	5,211
of which:
- net profit of minorities									311
- Eni’s adjusted net profit									4,900

Eni’s reported net profit									4,855
Exclusion of inventory holding (gains) losses									(110)
Exclusion of special items:									155
Non-recurring (income) charges									81
Other special charges									74
Eni’s adjusted net profit									4,900

(*)	Excluding special items.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

First half of 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intragroup profits elimination	Group

Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)
Exclusion of special items
of which:
Non-recurring (income) charges
Other special charges:	75	107	78	20		88	12		380
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on disposal of assets	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10
Special items of operating profit	75	107	78	20		88	12		380
Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587
Net financial (expense) income (*)	(26)	11					152		137
Net income from investments (*)	66	292	111	1	(8)	6	(1)		467
Income taxes (*)	(4,494)	(780)	(133)		(51)		(10)	52	(5,416)
Tax rate (%)	52.8	34.0	34.1						48.4
Adjusted net profit	4,019	1,517	257	29	152	(122)	11	(88)	5,775
of which:
- net profit of minorities									338
- Eni’s adjusted net profit									5,437

Eni’s reported net profit									5,275
Exclusion of inventory holding (gains) losses									(210)
Exclusion of special items:									372
Non-recurring (income) charges
Other special charges									372
Eni’s adjusted net profit									5,437

(*)	Excluding special items.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intragroup profits elimination	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (*)	(59)	16				(7)	205		155
Net income from investments (*)	85	489	184	2	66	5			831
Income taxes (*)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- net profit of minorities									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,162
Non-recurring (income) charges									239
Other special charges									923
Eni’s adjusted net profit									10,412

(*)	Excluding special items.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Breakdown of special charges

First half
2006	(million euro)	2006	2007

239	Non-recurring (income) charges		56
	of which:
	curtailment recognized of the reserve for post-retirement benefits for Italian employees		(74)
239	provisions to the risk reserve related to antitrust proceedings		130
836	Other special charges:	380	177
292	environmental charges	152	116
369	asset impairments	188	83
(61)	gains on disposal of assets	(57)
114	provisions to the reserve for contingencies	45	9
178	provision for redundancy incentives	42	19
(56)	other	10	(50)
1,075	Special items of operating profit	380	233
(6)	Net financial (expense) income	(14)
(72)	Net income from investments		(6)
165	Income taxes	6	(72)
1,162	Total special items of net profit	372	155

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

SUMMARIZED GROUP BALANCE SHEET

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)
Dec. 31, 2006	June 30, 2007	Change

Fixed assets
Property, plant and equipment, net	44,312	45,999	1,687
Other assets	629	614	(15)
Inventories - compulsory stock	1,827	1,899	72
Intangible assets	3,753	3,962	209
Investments, net	4,246	5,209	963
Accounts receivable financing and securities related to operations	557	366	(191)
Net accounts payable in relation to capital expenditures	(1,090)	(1,178)	(88)
	54,234	56,871	2,637
Net working capital
Inventories	4,752	4,936	184
Trade accounts receivable	15,230	13,388	(1,842)
Trade accounts payable	(10,528)	(9,751)	777
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(6,880)	(1,484)
Provision for contingencies	(8,614)	(8,208)	406
Other operating assets and liabilities:
Equity instruments		2,581	2,581
Other (b)	(641)	(711)	(70)
	(5,197)	(4,645)	552
Employee termination indemnities and other benefits	(1,071)	(936)	135
Net assets held for sale including related net borrowings		128	128
CAPITAL EMPLOYED, NET	47,966	51,418	3,452
Shareholders’ equity including minority interests	41,199	42,296	1,097
Net borrowings	6,767	9,122	2,355
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	51,418	3,452

(a)	For a reconciliation with the corresponding statutory tables see pages 52-53.
(b)	Include operating financing receivables and securities related to operations for euro 302 million (euro 245 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 515 million (euro 417 million at December 31, 2006).

The appreciation of the euro over other currencies, in particular the dollar (at June 30, 2007 the EUR/USD exchange rate was 1.351 as compared to 1.317 at December 31, 2006, up 2.6%) determined an estimated decrease in the book value of net capital employed of approximately euro 450 million, in shareholders’ equity of approximately euro 350 million and in net borrowings of approximately euro 100 million as a result of currency translations at June 30, 2007.	At June 30, 2007, net capital employed totalled euro 51,418 million, representing an increase of euro 3,452 million from December 31, 2006.

Fixed assets
Fixed assets totalled euro 56,871 million, representing an increase of euro 2,637 million from December 31, 2006 (euro 54,234 million) due to capital expenditures (euro 4,257 million) and acquisition of assets and investments (euro 2

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

billion, of which euro 958 million related to ex-Yukos gas assets and approximately euro 1 billion for the purchase of Maurel & Prom assets onshore Congo; the 20% interest in OAO Gazprom Neft was accounted in the net working capital - see below), partly offset by provisions for depreciation, amortization and impairments (euro 3,306 million) and the effect of currency translation effects.

Other assets included, for a book value of $829 million (corresponding to euro 614 million at the June 30, 2007 EUR/USD exchange rate), the assets related to the service contract for oil activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting at the same date, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree in terms in order to recover the fair value of its Dación assets. On November 2006, based on the bilateral investments treaty in place between the Netherlands and Venezuela (the “Treaty”), Eni commenced a proceeding before the International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were	a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

The item Investments included a 60% interest in Eni Russia BV which owns 100% interest in Eni Neftegaz consortium (Eni’s share is 60%, with the remaining 40% held by Enel) which acquired three Russian companies on April 4, 2007, following award of a bid for purchasing Lot 2 in the Yukos liquidation procedure. These three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologia – are engaged in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in the consortium to be exercisable by Gazprom within 24 months starting from the acquisition date. Eni evaluates its interest in Eni Russia BV under the equity method accounting as it jointly controls the three entities based on ongoing contractual arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This proportion allocated of 60% is the present ownership interest of Eni in the acquired companies determined by not taking into account the possible exercise of the call option by Gazprom.

Net working capital
At June 30, 2007, net working capital totalled euro 4,645 million, representing an increase of euro 552 million from December 31, 2006 mainly due to: (i) the acquisition of a 20% interest in the Russian company OAO Gazprom Neft (see below); (ii) a receivable upon a dividend approved by OAO Gazprom Neft on June 22, 2007; this dividend has not yet been distributed. These factors were partly offset by decreases in connection with the following items: (i) higher taxes payable and an increase in the net reserve for deferred taxation related to taxes due for the period and the fact that excise taxes on oil products marketed in Italy in the first 15 days of December are settled within the end of this month, instead of being paid in the following month as in the rest of the year. These factors were partly offset by the payment of the balance of income taxes due by Eni’s Italian subsidiaries for 2006; (ii) a euro 892 million loss recognized on the fair value evaluation of certain cash flow hedges, which the Group entered into in order to hedge cash flows expected in the 2008-2011 period

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from the sale of approximately 2% of Eni’s proved hydrocarbon reserves existing at 2006 year-end in connection with its purchase of certain proved and unproved properties onshore in Congo (from the French company Maurel & Prom) and in the Gulf of Mexico (from the US company Dominion) finalized in May and early in July 2007, respectively. In light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with contractual prices. This treatment did not apply to the time value component (a euro 47 million loss) arising from market price fluctuations within the range provided by these call and put options which was recognized through the profit and loss account under the item net financial expenses because the hedging relationship was ineffective. The loss arising from the fair value evaluation of these cash flow hedges was partly offset by gains recorded on the fair value evaluation of certain derivative financial instruments, which do not meet the formal criteria to be recognized as hedges under IFRS, reflecting the depreciation of the U.S. dollar.

The item Equity instruments included the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange; floating shares represent approximately 5% of this entity capital stock. This accounting classification reflected the circumstance that Eni granted to Gazprom a call option to purchase the entire 20% interest held by Eni in Gazprom Neft, to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price of $3.7 billion equalling the bid price, as modified by subtracting dividends received and adding possible capital stock increases, a contractual remuneration on	the capital employed and financing collateral expenses. In accordance with the fair value option provided for by IAS 39, Eni evaluated its 20% interest in OAO Gazprom Neft at fair value with changes in fair value recognized through the profit or loss account instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring both the equity instrument and the related call option on different basis. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. Consequently, the carrying amount of this equity instrument was determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the relevant call option, thus equalling the option strike price as of June 30, 2007.

Net assets held for sale including related net borrowings
Net assets held for sale including related net borrowings were euro 128 million and regard the disposal by the Engineering & Construction division of Camom group and the interest in Haldor Topsøe.
Camom, a company of Saipem, is a French company specialized in industrial maintenance.
The transaction has been defined in July 2007 and is subject to authorization by the relevant Antitrust authorities.
Haldor Topsøe specializes in the production of heterogeneous catalysts and the design of process plants based on catalytic processes. The divestment is expected in the second half of 2007.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89% (90% at December 31, 2006).

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied	on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

Calculated on a 12-month period ending on June 30, 2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,316	2,922	622	10,454
Exclusion of after-tax finance expenses/interest income				15
Adjusted net profit unlevered	6,316	2,922	622	10,469
Adjusted capital employed, net
- at the beginning of period	19,166	16,706	5,626	46,257
- at the end of period	21,717	18,451	5,909	51,551
Adjusted average capital employed, net	20,442	17,579	5,768	48,904
ROACE adjusted (%)	30.9	16.6	10.8	21.4

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30,	2007, ROACE for the Group and for the Exploration & Production division would stand at 22.1% and 33.6%, respectively.

Calculated on a 12-month period ending on June 30, 2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,526	2,537	815	10,843
Exclusion of after-tax finance expenses/interest income				29
Adjusted net profit unlevered	7,526	2,537	815	10,872
Adjusted capital employed, net
- at the beginning of period	19,998	17,479	4,919	47,122
- at the end of period	19,166	16,594	4,512	45,599
Adjusted average capital employed, net	19,582	17,037	4,716	46,361
ROACE adjusted (%)	38.4	14.9	17.3	23.5

Calculated on a 12-month period ending on December 31, 2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income				46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

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Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in	order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2006	June 30, 2007	Change

Total debt	11,699	16,141	4,442
Short-term debt	4,290	9,061	4,771
Long-term debt	7,409	7,080	(329)
Cash and cash equivalents	(3,985)	(6,368)	(2,383)
Securities not related to operations	(552)	(214)	338
Non-operating financing receivables	(395)	(437)	(42)
Net borrowings	6,767	9,122	2,355
Shareholders’ equity including minority interest	41,199	42,296	1,097
Leverage	0.16	0.22	0.06

Net borrowings at June 30, 2007 were euro 9,122 million, representing an increase of euro 2,355 million from December 31, 2006.
Total debt amounted to euro 16,141 million, of which euro 9,061 million were short-term (including the portion of long-term debt due within 12 months for euro 930 million) and euro 7,080 million were long-term.	At June 30, 2007, leverage – ratio between net borrowings and shareholders’ equity – was 0.22 compared with 0.16 at December 31, 2006. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, leverage would stand at 0.14.

Changes in shareholders’ equity

(euro million)
Shareholders’ equity at December 31, 2006		41,199
Net profit	5,166
Reserve for cash flow hedges	(528)
Dividends paid by Eni to shareholders	(2,384)
Dividends paid by consolidated subsidiaries to shareholders	(227)
Shares repurchased	(339)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas)	(196)
Exchange differences from translation of financial statements denominated in currencies other than euro	(350)
Other changes	(45)
Total changes		1,097
Shareholders’ equity at June 30, 2007		42,296

Shareholders’ equity at June 30, 2007 (euro 42,296 million) increased by euro 1,097 million from December 31, 2006, due essentially to net profit for the period (euro 5,166 million), whose effects were offset in part by the payment of dividends (particularly the balance of 2006	dividend by the parent company Eni SpA), losses in cash flow hedges taken to reserve (euro 528 million net to the related tax effect for euro 317 million; see the discussion on the net working capital above), the purchase of own shares and currency translation effects.

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Reconciliation of net profit and shareholders’ equity of the parent company
Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

First half 2006	First half 2007	Dec. 31, 2006	June 30, 2007

As recorded in Eni SpA’s Financial Statements	5,455	5,574	26,935	30,406
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in the statutory accounts of the parent company	115	(722)	16,136	13,728
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(1)	(1)	1,138	1,235
- elimination of tax adjustments and compliance with group accounting policies	287	222	(1,435)	(1,095)
- elimination of unrealized intercompany profits	(98)	53	(2,907)	(2,855)
- deferred taxation	(201)	42	1,244	780
- other adjustments	56	(2)	88	97
	5,613	5,166	41,199	42,296
Minority interest	(338)	(311)	(2,170)	(2,068)
As recorded in Consolidated Financial Statements	5,275	4,855	39,029	40,228

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

SUMMARIZED CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by	adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

(million euro)	First half
2006	2007	Change

Net profit	5,613	5,166	(447)
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	2,575	2,871	296
- net gains on disposal of assets	(60)	(26)	34
- dividends, interest, taxes and other changes	5,583	4,370	(1,213)
Net cash generated from operating profit before changes in working capital	13,711	12,381	(1,330)
Changes in working capital related to operations	1,004	923	(81)
Dividends received, taxes paid, interest (paid) received during the period	(4,047)	(3,621)	426
Net cash provided by operating activities	10,668	9,683	(985)
Capital expenditures	(3,054)	(4,257)	(1,203)
Investments and purchase of consolidated subsidiaries and businesses	(64)	(4,935)	(4,871)
Disposals	104	176	72
Other cash flow related to capital expenditures, investments and disposals	80	206	126
Free cash flow	7,734	873	(6,861)
Borrowings (repayment) of debt related to financing activities	466	230	(236)
Changes in short and long-term financial debt	(1,143)	4,634	5,777
Dividends paid and changes in minority interests and reserves	(3,771)	(3,266)	505
Effect of changes in consolidation and exchange differences	(141)	(88)	53
NET CASH FLOW FOR THE PERIOD	3,145	2,383	(762)

Change in net borrowings

(million euro)	First half
2006	2007	Change

Free cash flow	7,734	873	(6,861)
Net borrowings of divested companies	1	(24)	(25)
Exchange differences on net borrowings and other changes	117	62	(55)
Dividends paid and changes in minority interests and reserves	(3,771)	(3,266)	505
CHANGE IN NET BORROWINGS	4,081	(2,355)	(6,436)

(a)	For a reconciliation with the corresponding statutory tables see pages 53-54.

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The high level of cash flow provided by operating activities (euro 9,683 million) affected by seasonality factors in demand for natural gas and certain refined products, cash from divestments and currency translation effects, were offset by the cash outflows related to: (i) the acquisition of investments and assets (euro 4.8 billion) mainly relating to the 20% interest in OAO Gazprom Neft and a 100% interest in three Russian companies engaged in developing natural gas reserves following finalization of a bid procedure for ex-Yukos	assets (euro 3,729 million) and the purchase of oil producing assets onshore Congo (approximately euro 1 billion); (ii) capital expenditures totalling euro 4,257 million; (iii) dividend payments (euro 2,611 million, of which euro 2,384 million concerning the balance of the 2006 dividend by the parent company Eni SpA and euro 149 million and euro 71 million were paid by Snam Rete Gas SpA and Saipem SpA, respectively); (iv) the repurchase of own shares by Eni SpA for euro 339 million, and by Snam Rete Gas SpA for euro 336 million.

Capital expenditures

(million euro)	First half
2006	2006	2007	Change	% Ch.

5,203	Exploration & Production	2,114	2,837	723	34.2
1,174	Gas & Power	410	526	116	28.3
645	Refining & Marketing	232	319	87	37.5
99	Petrochemicals	34	56	22	64.7
591	Engineering & Construction	224	510	286	127.7
72	Other activities	14	35	21	150.0
88	Corporate and financial companies	26	28	2	7.7
(39)	Impact of unrealized profit in inventory		(54)	(54)	..
7,833	Capital expenditures	3,054	4,257	1,203	39.4

Capital expenditures in the first half of 2007 amounted to euro 4,257 million (euro 3,054 million in the first half of 2006), of which 86.5% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions, and related mainly to:
- development activities (euro 1,965 million) deployed mainly in Kazakhstan, Egypt, Italy, Angola and Congo and exploration projects (euro 748 million) of which 92% was spent outside Italy, primarily in Egypt, the Gulf of Mexico, Norway, Nigeria, and Indonesia. In Italy exploration activity related primarily to projects off the coast of Sicily;
- development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 329 million) and upgrading of natural gas import pipelines to Italy (euro 93 million);
- ongoing construction of combined cycle power plants (euro 88 million);
- projects aimed at improving the flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 214 million), building of new service stations and upgrading of existing ones (euro 85 million);	- upgrading of the fleet used in the Engineering and Construction division (euro 510 million).

Dividends paid and changes in minority interests and reserves related to: (i) dividend payments (euro 2,611 million, of which euro 2,384 million concerning the balance of the 2006 dividend by the parent company Eni SpA and euro 149 million and euro 71 million were paid by Snam Rete Gas SpA and Saipem SpA, respectively); (ii) the repurchase of own shares by Eni SpA for euro 339 million, and by Snam Rete Gas SpA for euro 336 million.

From January 1 to June 30, 2007, a total of 13.83 million own shares were purchased by the company for a total amount of euro 339 million (representing an average cost of euro 24.504 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 349 million shares, equal to 8.71% of outstanding capital stock, at a total cost of euro 5,851 million (representing an average cost of euro 16.774 per share).

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Reconciliation of summarized group balance sheet and summarized group cash flow statement to statutory schemes

Summarized Group Balance Sheet
(million euro)

Dec. 31, 2006	June 30, 2007

Items of summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the consolidated accounts for the first half of 2007	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment, net			44,312		45,999
Other assets			629		614
Inventories - compulsory stock			1,827		1,899
Intangible assets			3,753		3,962
Investments, net			4,246		5,209
Accounts receivable financing and securities related to operations	(see note 3 and note 12)		557		366
Net accounts payable in relation to capital expenditures, made up of:			(1,090)		(1,178)
Accounts receivable related to divestments	(see note 3)	100		167
Accounts receivable related to divestments	(see note 14)	2		7
Accounts payable related to capital expenditures	(see note 16)	(1,166)		(1,337)
Accounts payable related to capital expenditures	(see note 23)	(26)		(15)
Total fixed assets			54,234		56,871

Net working capital
Inventories			4,752		4,936
Trade accounts receivable	(see note 3)		15,230		13,388
Trade accounts payable	(see note 16)		(10,528)		(9,751)
Taxes payable and reserve for net deferred income tax liabilities, made up of:			(5,396)		(6,880)
Income tax payables		(2,830)		(3,582)
Deferred tax liabilities		(5,852)		(6,427)
Income tax receivables		658		589
Deferred tax assets		1,725		1,650
Other tax receivable	(see note 14)	903		890
Provision for contingencies			(8,614)		(8,208)
Other operating assets (liabilities):
Equity instruments					2,581
Other, made up of:			(641)		(711)
Securities related to operations	(see note 2)	420		518
Accounts receivable financing related to operations	(see note 3)	242		299
Other receivables	(see note 3)	3,080		3,587
Other (current) assets		855		697
Other receivables and other assets	(see note 14)	89		366
Advances, other payables	(see note 16)	(4,301)		(4,443)
Other (current) liabilities		(634)		(604)
Other payables and other liabilities	(see note 23)	(392)		(1,131)
Total net working capital			(5,197)		(4,645)
Employee termination indemnities and other benefits			(1,071)		(936)
Net assets held for sale including related net borrowings					128
Assets held for sale				193
Liabilities directly associated to assets held for sale				(65)
CAPITAL EMPLOYED, NET			47,966		51,418

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continued Summarized Group Balance Sheet
(million euro)

Dec. 31, 2006	June 30, 2007

Items of summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the consolidated accounts for the first half of 2007	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			47,966		51,418
Shareholders’ equity including minority interests			41,199		42,296
Net borrowings
Total debt, made up of:		11,699		16,141
non-current debt		7,409		7,080
current portion of non-current debt		890		930
current financial liabilities		3,400		8,131
less:
Cash and cash equivalents		(3,985)		(6,368)
Securities not related to operations	(see note 2)	(552)		(214)
Non-operating financing receivables, made up of:		(395)		(437)
trade receivables for non-operating purposes	(see note 3)	(143)		(192)
financial assets made for non-operating purposes	(see note 12)	(252)		(245
Total net borrowings (1)			6,767		9,122
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			47,966		51,418

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ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL REVIEW

Summarized Group Cash Flow Statement
(million euro)

Dec. 31, 2006	June 30, 2007

Items of summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		5,613		5,166
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items		2,575		2,871
. depreciation and amortization	2,846		3,269
. revaluations, net	(305)		(258)
. net change in provisions for contingencies	38		(80)
. net changes in provisions for employee benefit	(4)		(60)
. net gain on disposal of assets		(60)		(26)
- dividends, interest, taxes and other non monetary items		5,583		4,370
. dividend income	(57)		(131)
. interest income	(164)		(301)
. interest expense	298		197
. exchange differences	(41)		(68)
. current and deferred income taxes	5,547		4,673
Net cash generated from operating profit before changes in working capital		13,711		12,381
Changes in working capital related to operations:		1,004		923
- inventories	(493)		(158)
- trade and other receivables	1,109		1,317
- other assets	(206)		77
- trade and other payables	748		(158)
- other liabilities	(154)		(155)
Dividends received, taxes paid, interest (paid) received:		(4,047)		(3,621)
- dividend received	283		307
- interest received	157		209
- interest paid	(86)		(169)
- income taxes paid	(4,401)		(3,968)
Net cash provided by operating activities		10,668		9,683
Capital expenditures:		(3,054)		(4,257)
- tangible assets	(2,588)		(3,353)
- intangible assets	(466)		(904)
Investments and purchase of consolidated subsidiaries and businesses:		(64)		(4,935)
- investments	(12)		(3,850)
- consolidated subsidiaries and businesses	(45)		(1,085)
- acquisition of additional interests in subsidiaries	(7)
Disposals:		104		176
- tangible assets	70		145
- intangible assets	5		13
- consolidated subsidiaries and businesses	5		8
- investments	7		10
- sales of interest in consolidated subsidiaries	17
Other cash flow related to capital expenditures, investments and disposals:		80		206
- securities	(281)		(71)
- financing receivables	(305)		(408)
- change in accounts receivable in relation to disposals	(179)		91
- reclassification: purchase of securities and financing receivables non related to operations	16		106
- disposal of securities	606		307
- disposal of financing receivables	728		503
- change in accounts receivable in relation to disposals	(23)		14
- reclassification: sale of securities and financing receivables non related to operations	(482)		(336)
Free cash flow		7,734		873

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continued Summarized Group Cash Flow Statement
(million euro)

Dec. 31, 2006	June 30, 2007

Items of summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		7,734		873
Borrowings (repayment) of debt related to financing activities:		466		230
- reclassification: purchase of securities and financing receivables non related to operations	(16)		(106)
- reclassification: sale of securities and financing receivables non related to operations	482		336
Changes in short and long-term financial debt:		(1,143)		4,634
- borrowing of non-current debt	2,603		2,351
- payments of non-current debt	(2,825)		(2,422)
- reductions of current debt	(921)		4,705
Dividends paid and changes in minority interests and reserves:		(3,771)		(3,266)
- net capital contributions by minority shareholders			1
- dividends to Eni shareholders’	(2,400)		(2,384)
- dividends to other shareholders’	(220)		(227)
- net purchase of treasury shares	(960)		(319)
- acquisition of treasury shares different from Eni SpA	(191)		(337)
Effect of changes in consolidation and exchange differences:		(141)		(88)
- effect of change in consolidation (inclusion/exclusion of become relevant/irrelevant)	(1)		(4)
- effect of exchange differences in cash and cash equivalent	(140)		(84)
Net cash flow for the period		3,145		2,383

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Other information

Amendments to Eni By-laws and appointment of the Manager in charge of the preparation of the company’s financial reports

In order to conform Eni SpA’s By-laws to the requirements of Legislative Decree No. 58 of February 24, 1998, as amended by Legislative Decree No. 303 of December 29, 2006, Eni’s Shareholders’ Meeting of May 24, 2007 approved the changes outlined below.

Article 17.3 of the Eni’s By-laws. Changes introduced are as follows:
- persons controlling the Shareholder, companies that are controlled by such person or are under common control by the same entity presenting a list shall refrain from presenting or taking part in the presentation of other candidate lists, and voting them, also through intermediaries or fiduciaries;
- the independence requirements set for the Board of Statutory Auditors members of listed companies are required for at least one Board member, if the Board members are no more than five, or at least three Board members if the Board is composed of more than five members;
- the independence of candidates belonging to any lists for electing the Board shall be expressly indicated;
- appointed Directors shall communicate to the Company any circumstance which impairs their independence and honorability and the occurrence of any cause for ineligibility or incompatibility;
- the Board of Directors shall assess periodically the independence and the honorability of its members and if any cause for ineligibility or incompatibility may have arisen;
- three tenths of the members to be elected shall be	drawn out from lists not linked, either directly or indirectly, to the shareholders presenting or voting the list that has obtained the highest number of votes;
- a new governance mechanism, in addition to the established voting mechanism, shall ensure the election of a minimum number of independent members.

Article 24.1 Changes introduced are as follows:
- the Board of Directors shall periodically assess the honorability requirements of the three General Managers of Eni;
- the professional requirements of the Manager responsible for the preparation of financial reports shall be identified;
- the Board of Directors shall monitor the adequacy of the powers and means entrusted to the Manager who is responsible for the preparation of financial reports in order to execute his or her tasks and compliance with internal control structure and procedures for financial reporting.

Article 28.1 Changes introduced are as follows:
- Eni’s Statutory Auditors may be appointed as members of administrative and control bodies in other companies within the limits set by the relevant Consob regulation.

Article 28.2 Changes introduced are as follows:
- the presentation, filing and publication of candidate lists for the election of Statutory Board members shall be made in accordance with rules and procedures regarding the election of the Board of Directors as set forth in Eni’s By-laws and in relevant Consob regulations;
- the Board of Statutory Auditors’ meetings may be held by video or teleconference.

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The Shareholders Meeting held in the same date, modified Art. 13.1 of Eni’s By-laws to expressly identify “Il Sole 24 Ore”, “Corriere della Sera” and “Financial Times” as newspapers on which the notice convening Shareholders’ Meetings should be published.

In its meeting of June 20, 2007, the Board of Directors, with the approval of the Board of Statutory Auditors, appointed Eni’s Chief Financial Officer, Marco Mangiagalli, as Manager in charge of the preparation of financial reports, in accordance with Article 154-bis of Legislative Decree No. 58/1998 verifying the adequacy of his powers and means in order to fulfill this task. In the same meeting, the Board of Directors approved the guidelines on Eni internal control system over financial reporting prepared by the manager in charge of the preparation of financial reports, defining rules and methodologies on the implementation and maintenance of the internal control system over financial reporting, as well as on the evaluation of the system’s effectiveness.

Court inquiries

As concerns the inquiry of the Milan Public Prosecutor on contracts awarded by Eni’s subsidiary EniPower and on supplies on other companies to EniPower, no relevant developments are to be reported in addition to what stated in Eni’s 2006 Annual Report.

An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in order to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the Public Prosecutor of Rome notified Eni two judicial measures for the seizure of documentation concerning Eni’s transactions with said companies. Eni is acting as plaintiff in this proceeding. Due to lack of evidence supporting this charge in a trial, the Public Prosecutor filed a request for dismissing this proceeding.

TSKJ Consortium - Investigations
of SEC and other Authorities

As concerns the inquiries of the U.S. Securities and Exchange Commission (SEC) and other authorities on the TSKJ Consortium in which Eni’s subsidiary Snamprogetti has a 25% stake (Eni’s interest in Snamprogetti is 43.54) in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria, no relevant developments are to be reported in addition to what stated in Eni’s 2006 Annual Report.	Gas metering

On May 2007, a seizure order in respect to certain documentation was served upon Eni and other Group companies as part of the proceeding No. 11183/06 RGNR brought by Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of Group companies in addition to third party companies and their top managers.
The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employees in the interests of such legal entity, or to its advantage. Accordingly, notice of the start of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Authorities in the investigations.

Activities of Board Committees

Internal Control Committee
The Internal Control Committee, instituted among the Board of Directors, is in charge of putting forward proposals and providing advisory functions on general management issues to the Board of Directors.
In its meeting of March 29, 2007, the Board of Directors approved the new chart of the Internal Control Committee (the text is available on Eni’s web site) following adoption of a new version of the self-discipline code by Eni in order to adhere with the governance code adopted by Borsa Italiana. Accordingly, in its meeting of June 7, 2007, the Board of Directors resolved to set the Committee’s composition which consists of a maximum number of four directors (all members are required to be non-executive and the majority shall be independent), as prescribed by the Eni’s Self Discipline Code, resulting in a number of Committee members which is lower than the number of Board’s members. The Committee is composed by: Marco Reboa (independent, Chairman of the Committee); Alberto Clô (independent); Renzo Costi (independent); Pierluigi Scibetta (independent).
In the first half of 2007, the Internal Control Committee convened 8 times, with an average attendance rate of 73%, and reviewed the following:
(i) the 2006 activities report (operational audit, Watch Structure activity as required by Legislative Decree

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No. 231/2001, implementation of SOA activities and other non recurring activities), highlighting key performance indicators of this department;
(ii) the 2007 audit plan, to be approved by the Board of Directors;
(iii) the Eni Internal Audit operating handbook and the new procedure for evaluating auditing activities (Risk Scoring Index);
(iv) the new organization structure of Eni Internal Audit department, approved in 2007;
(v) the 2006 activities report and 2007 audit plan prepared by Saipem and Snam Rete Gas functions;
(vi) findings and results of planned and unplanned Eni’s internal audit activities for the period January 1, 2007-June 19, 2007, as well as results of monitoring progresses made by operating units in implementing planned remedial actions in order to eliminate deficiencies highlighted by internal audit activities;
(vii) the periodic reports concerning complaints collected and timely reporting on complaints regarding Eni’s top management;
(viii) findings from Eni’s internal auditing interventions as required by Eni’s control bodies;
(ix) disclosures on certain inquiries conducted by judicial authorities and on petitions by Eni to safeguard its own reputation, referring in particular to crimes or other events regarding Eni or its subsidiaries, and on decisions taken by subsidiaries/departments;
(x) Eni’s policies regarding risk management;
(xi) the main aspects of the reorganization of the Group supply activities;
(xii) the recommendations on the company’s internal control over financial reporting presented by Eni’s independent auditors in coincidence with the auditing activity regarding 2005 financial statements;
(xiii) the essential features of the 2006 financial statements, through meetings with top level representatives of administrative functions of main Eni subsidiaries, Chairmen of Boards of Statutory auditors and responsible partners from independent audit companies for each subsidiary;
(xiv) the essential features of Eni’s Annual Report on Form 20-F;
(xv) the report on the administrative and accounting setup of the parent company;
(xvi) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001;
(xvii) the report on the Internal Control System, to be included in the Corporate Governance section of the 2006 Annual Report;
(xviii) the proposal to entrust the Internal Audit Manager as manager delegated for internal control;	(xix) the proposal to appoint the Chief Financial Officer as manager responsible for the preparation of the company’s financial report, the verification of the adequacy of his powers and means for the fulfillment of this task, the guidelines on the “Group internal control system over financial reporting - rules and methodologies”, approved by the Board of Directors on June 20, 2007;
(xx) reporting on the team work on the fulfillment as Article18-ter and 18-sexies of Consob Regulation No. 11971.

Compensation Committee
The Compensation Committee is entrusted with proposing tasks in respect of the Board of Directors on the matters of compensation of the Chairman and CEO as well as of Board Committees members, and following the indications of the CEO, on the following: (i) short and long term incentive plans, also stock-based compensation plans; (ii) criteria for the compensation of top managers of the Group; (iii) setting of performance objectives and evaluation of results within the company’s performance and incentive plans.
The Committee is composed of Mario Resca (Chairman), Renzo Costi, Marco Pinto and Pierluigi Scibetta.
In the first half of 2007, the Compensation Committee held 3 meetings and accomplished the following: (i) proposed to the Board of Directors the review of the committee’s chart on the base of the Self Discipline Code prescription issued by Borsa Italiana in March 2006 and Eni’s Code approved by the Board of Directors in December 2006 (the new chart, approved in March 2007, are available on Eni’s web site); (ii) examined the objectives of the 2007 performance and incentive plan and appraised 2006 results, to be submitted to the Board of Directors for approval; (iii) drafted a proposal for determining the variable part of the remuneration of the Chairman and CEO based on 2006 performance to be submitted to the Board of Directors; (iv) examined the benchmarks for top management remuneration and the criteria of the annual remuneration policy, in order to draft a proposal to submit to the Board of Directors.

International Oil Committee
The International Oil Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects, having a strategic impact on Eni’s activities. The committee is composed of Alberto Clô (Chairman), Dario Fruscio, Marco Reboa and Paolo Scaroni.
In the first half of 2007 the International Oil Committee

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met four times to examine the 2008-2020 Master Plan, a key tool for the formulation of strategies. In particular, the first meeting concerned worldwide energy trends to 2020, being the trends scenario the first section of Eni’s Master Plan. The other meetings concerned the main challenges of the worldwide energy sector, Eni’s position to deal with this scenario, the vision and the strategic guidelines detailed in the Master Plan.

Transactions with related parties

The transactions entered into by Eni and identified by IAS 24, concern mainly the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.
Twice a year Directors, General Managers and managers with strategic responsibilities declare any transaction they enter with Eni SpA or its subsidiaries, even through other persons or persons related to them as per IAS 24.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 33).

Incentive plan for Eni managers
with Eni stock

Eni’s Shareholders’ Meeting of May 25, 2006 approved the 2006-2008 Stock option Plan and authorized the Board of Directors to use up to a maximum of 30,000,000 own shares for this plan empowering the Board to draft annual assignation plans and relevant regulations.
Eni has not foreseen a stock grant plan (award of Eni’s share for no consideration) for the 2007 incentive scheme.

Stock grant
The main features of the stock grant plans are described in Eni’s 2006 Annual Report.
The following is a summary of outstanding, granted and expired grants, as of September 5, 2007.

Year	No. managers	No. shares

2003	816	1,206,000
2004	779	1,035,600
2005	872	1,303,400
		3,545,000
At September 5, 2007
Shares granted		(2,584,800)
Rights cancelled		(36,900)
Rights outstanding		923,300

Stock option
The main features of the 2002-2004 and 2005 stock option plans which provided grantees the right to purchase treasury shares in a 1 to 1 ratio after three years from the award, are described in Eni’s 2006 Annual Report.
Eni’s Board of Directors with a decision of July 25, 2007, based on the authorization of Eni’s Shareholders’ Meeting, approved the 2006-2008 stock option plan which provides for the assignment of a maximum amount of 8,000,000 rights for the purchase of a corresponding number of treasury shares. At the end of the vesting period with a three	year duration, the number of exercisable options is determined in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni’s shares measured in terms of Total Shareholder Return as compared to that achieved by a panel of major international oil companies in terms of capitalization, in fiscal years 2007, 2008 and 2009.

The following is a summary of information as of September 5, 2007 on options assigned, exercise prices, options exercised and options cancelled in the 2002-2007 period.

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Year	No. managers	Exercise price (euro)	No. shares

2002	314	15.216 (a)	3,518,500
2003	376	13.743 (b)	4,703,000
2004	381	16.576 (a)	3,993,500
2005	388	22.512 (c)	4,818,500
2006	338	23.119 (c)	7,050,000
2007	332	27.451 (a)	6,110,500
			30,194,000
At September 5, 2007
Options exercised
2002			(3,325,500)
2003			(4,212,100)
2004			(1,444,500)
2005			(948,000)
2006			(53,700)
			(9,983,800)
Options cancelled
2002			(79,500)
2003			(120,500)
2004			(72,000)
2005			(58,500)
2006			(235,700)
2007			(20,300)
			(586,500)
Options outstanding as of the end of each period
2002			113,500
2003			370,400
2004			2,477,000
2005			3,812,000
2006			6,760,600
2007, through September 5			6,110,500
			19,623,700

(a)	Arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the assignment.
(b)	Average cost of the treasury shares as of the day prior to the assignment (strike price) higher than the average mentioned in note a.
(c)	Weighted-average of arithmetic averages of official prices recorded on the Mercato Telematico Azionario in the month preceding the assignment.

Subsequent events

Relevant subsequent events concerning operations are found in the operation review.

Outlook for 2007

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
- Production of liquids and natural gas is forecast to remain stable as compared to the previous year (actual oil and gas production averaged 1.77 mmboe/d in 2006) under the assumption of full-year Brent crude oil prices at $55 per barrel. Production decreases due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela and mature field production declines are expected to be offset by the contribution from properties acquired in the Gulf of Mexico and Congo as well as ongoing build-up in gas production in Libya.	- Sales volumes of natural gas worldwide are expected to increase by a small amount from the previous year (actual sales volumes in 2006 were 97.48 bcm). Growth is expected to be achieved in European target markets both in terms of market share and volumes gains, mainly in Spain, France and Germany/Austria markets. Sales volumes in Italy are expected to be flat as a result of a planned recovery in the second half of 2007, with the main increases expected in the residential segment as a result of ongoing marketing initiatives.
- Sales volumes of electricity are expected to increase by approximately 4% from 2006 (actual volumes in 2006 were 31.03 TWh), due to an expected increase in traded volumes.
- Refining throughputs are forecast to remain almost unchanged from 2006 (actual throughputs in 2006 were 38.04 mmtonnes), reflecting higher volume performance expected at the Livorno, Gela and Sannazzaro refineries; on the negative side, a

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processing contract expired late in 2006 at the Priolo refinery owned by a third party affecting throughputs for the full 2007.
- Retail sales of refined products are expected to marginally increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes), driven by increased sales in Europe as a result of a greater number of service stations as a result of acquisitions in target markets. Marketing initiatives mean that sales in the Italian market are expected to remain unchanged despite a decline in domestic consumption.

Eni’s capital expenditures on exploration and capital projects in 2007 is expected to amount to approximately euro 10.6 billion, including expenditures for developing acquired upstream assets, representing a 35% increase on 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests	amounting to euro 9.4 billion are forecast for 2007, of which euro 4.8 billion related to deals finalized in the first half of the year (namely the acquisition of ex-Yukos assets and proved and unproved oil properties onshore Congo), with the residual euro 4.6 billion relating to transactions which will be accounted in investing cash flows for the second half of the year (namely the purchase of upstream assets in the Gulf of Mexico, and refining and marketing assets in Central-Eastern Europe). If Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.5 billion. On the basis of the expected cash outflows for planned capital expenditures and acquisitions, and shareholders remuneration, while assuming a $55/barrel scenario for the Brent crude oil, Eni foresees its gearing to settle in the low or high end of the 0.3/0.4 range by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

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ENI REPORT ON THE FIRST HALF OF 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Commitment to sustainable development
INTRODUCTION

Sustainability is an integral part of Eni’s culture and represents the engine of a continuous improvement process within the company. The path Eni started to tread in 2006 to make the management of sustainability more and more integrated, wide reaching and transparent allowed Eni shares to join the Dow Jones Sustainability Indexes World and the FTSE4Good Index, the acclaimed world indexes of listed companies open only to the ones with excellent performance in the sustainable management of their operations.
Eni’s actions, aimed at empowering persons, contributing to the development and welfare of the communities where it operates, caring for the environment, investing in innovation and pursuing energy efficiency and mitigating the risks of climate change led to the attainment of important goals in the first half of 2007.
Eni formalized its new organizational model by issuing Guidelines for defining planning, implementing, controlling and reporting processes and at the same time informing and engaging stakeholders.
Roles and responsibilities have been identified and disseminated throughout Eni’s structures and have been integrated with existing systems. Control activities perform checks and relate to higher positions on the stages of completion of projects and sustainability performance. Communication is enhanced by new processes and tools guaranteeing its consistency, reliability and transparency.
Eni’s Board of Directors approved its first Sustainability Report along with its 2006 Annual Report. This Report contains the commitments and actions Eni intends to perform as a reaction to sustainability challenges. It also reports on Eni’s performance in the areas of governance, human resources, the environment and innovation, as well as on relations with communities	and customers. Eni’s Sustainability Report has been submitted to shareholders at the Shareholders’ Meeting of May 24, 2007. At that date also the new section of Eni’s internet site dedicated to sustainability has been inaugurated, while a specific site was opened in the corporate intranet. The section on sustainability at www.eni.it was totally restructured to allow readers of the Sustainability Report to find more detailed information on the issues discussed in the Report.
The Intranet Sustainability site aims at informing Eni’s people on the various aspects of sustainable development using different communication tools (interactive graphics, dossiers, interviews, videos, images) providing various degrees of in-depth information on important contents. It also intends to increase internal culture by engaging Eni’s people and stimulating them to share in Eni’s sustainability commitments.
In the area of information and communication Eni launched its 30PERCENTO campaign which aims at disseminating virtuous behaviors among families by means of 24 simple practical suggestions that will help them save up to 30% of their energy bill while at the same time preserving the environment. The campaign is implemented through traditional media (TV, press, radio, cinema and posters) focusing in particular on high information content ones such as the internet and a widely distributed booklet. The initiative was highly appreciated by the public and in the 15 May-30 June period the site of the campaign registered 269,783 contacts. Eni is currently performing a survey in cooperation with Eurisko in order to evaluate the actual impact of this campaign on the behavior of families.
As concerns sustainability policies, in April 2007 Eni issued Guidelines for the Protection and Promotion of Human Rights aimed at stating and reinforcing Eni’s

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commitment to human rights. As compared to Eni’s Code of Conduct which already mentioned Eni’s commitment to operating within the framework of the most relevant international conventions, the new guidelines define the main reference principles and specific behaviors to be adopted in deploying corporate activities both directly and in participation with business partners. As implementation of these guidelines, new covenants for the protection of human rights have been added to contracts signed with contractors in the area of security in Italy and outside Italy.

In March 2007 Eni launched its Welfare Project aimed at identifying and implementing actions for the improvement of the quality of life and welfare of Eni’s people increasing their satisfaction for the company they work for. Main areas touched by this project are: psycho-physical welfare, conciliation of work and private life, creation of leisure and health opportunities. In 2007, Eni also launched a specific Health Project aimed at providing to all Eni’s people	the training, information and material means for a proper management of the stress factors that can affect health and welfare.
In the first months of 2007, Eni conducted consultations with various governmental entities and associations, among them Legambiente, the WWF, Amnesty International, Transparency International, concerning the company’s strategies for sustainability and for other specific issues such as energy efficiency, renewable sources, research and innovation, anti-corruption policies and individual case countries, in particular Nigeria. Eni joined the Caring for the Climate: the Business Leadership Platform, endorsed by the leading businesses involved in the United Nation Global Compact. This platform acknowledges the issue of climate change and expresses the will to fight against it by developing research and actions for the reduction of emissions, cooperating and promoting local and global initiatives.

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HUMAN RESOURCES AND ORGANIZATION

Employees

At June 30, 2007, Eni’s employees totalled 75,841, with an increase of 2,269 employees from December 31, 2006, or 3.1%, reflecting a 284 increase in employees hired in Italy and a 1,985 increase in employees hired and working outside Italy.
Employees hired in Italy were 40,049 (52.8% of all Group employees). Of these, 36,982 were working in Italy, 2,879 outside Italy and 188 on board of vessels.
The process of improvement in the quality mix of employees continued in the first half of 2007 with the hiring of 1,121 persons, of which 322 with open-end contracts. A total of 799 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (477 persons) and 294 persons with a high school diploma. During the year 864 persons left their job at Eni, of these 361 had an open-end contract.
Employees hired and working outside Italy at June 30, 2007 were 35,972, with a 1,985 persons increase due to the positive balance of new hires with fixed-term contracts and persons leaving their job in Saipem and Snamprogetti (1,800 employees).	Organization

In the first half of 2007 Eni adjusted structures and processes to the company’s integrated management model. In particular the role of Eni Corporate was further strengthened in the area of orientation and coordination along with the upgrade of structures in charge of internal audit.
In particular, the following were the main lines of intervention:
1. strengthening of Eni Corporate’s role in monitoring, orientation and coordination (adoption of a new planning and control model);
2. strengthening of the internal audit structure in order to guarantee compliance with rules and regulations (watch structure, technical secretariat of the watch structure and centralization of internal audit activities);
3. implementation of some reengineering processes for cross company activities (finance, insurance, ICT, corporate documents);
4. centralization and widening of common services to business aimed at improving efficiency and quality (Supply, IT, Legal Affairs).

Employees at period end	(units)	Dec. 31, 2006	June 30, 2007	Change	% Ch.

Exploration & Production	8,336	8,670	334	4.0
Gas & Power	12,074	11,861	(213)	(1.8)
Refining & Marketing	9,437	9,372	(65)	(0.7)
Petrochemicals	6,025	6,845	820	13.6
Engineering & Construction	30,902	32,903	2,001	6.5
Other activities	2,219	1,409	(810)	(36.5)
Corporate and financial companies	4,579	4,781	202	4.4
	73,572	75,841	2,269	3.1

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Industrial Relations

Within a consolidated and structured system of industrial relations Eni fruitfully continued its confrontation with workers’ unions aimed at the recognition of a regime of mobility preceding retirement for Group employees as provided for by the Italian 2007 budget law. In the first half of 2007 some agreements have been signed with workers’ unions concerning additional pension payments, social activities and professional training under the sponsorship of Fondimpresa.
The constant dialogue with workers’ unions allowed Eni to implement the actions foreseen in the Protocol of Intents concerning the Porto Marghera industrial site and to sign two significant reorganization agreements.
Internationally, Eni continued its dialogue with workers’ unions in particular within the European Works Council and the International Federation of Unions.

Management and development
of human resources

In the first half of 2007 Eni continued implementing its program of management rejuvenation to guarantee the substitution of managers who left the company in 2006 as a result of a program of termination incentives. This enhanced the evaluation of development potential of junior and middle managers in order to acquire all information required for the preparation of a succession plan.
All middle managers job positions have been evaluated while the evaluation of junior managers job positions is still underway. These activities are performed in cooperation with a world leader consulting firm, in order to support at best career progressions and compensation decisions also by means of international benchmarking of salaries and reward programs.
Within the program of redefinition of rules and methods of management and development of human resources, Eni updated the performance and potential evaluation methodologies of young promising skilled resources.
With the aim of improving the ability to listen to the requests of Eni’s employees and identifying criticalities requiring interventions in order to improve human resources management, Eni designed a climate analysis to be performed in the second half of 2007.	Training and internal communication

In the first half of 2007, expenditure for training, participations and training hours were in line with the previous years ones. In particular, there has been a relevant investment in technical-professional training and also courses in foreign languages and computer applications.
In the first half of 2007 a new master course in general management has been planned in conjunction with Sda Bocconi and the Milan Polytechnic, addressed to 30 Eni young managers, started in July. At the end of the course the participants will be awarded a II degree master diploma in general management. This initiative is part of a wider program for training and development of Eni managers.
With the aim of the highest engagement and participation of employees for the attainment of corporate objectives, in the first half of 2007 Eni successfully implemented its Cascade program started with a meeting with Eni’s CEO presenting the scenario where Eni is operating and its main objectives to top and key managers, who in turn “cascaded” this program to their collaborators inserting the indications provided by the CEO in their respective work environments.
In order to strengthen corporate culture and support its commitment to sustainability, Eni approved a training program on sustainability in cooperation with Eni Corporate University

Health

In the second half of 2007 Eni continued its initiatives in the protection of workers’ health started in 2006 and started a few new ones. In particular:
- Eni defined the teams of medical doctors operating at Eni facilities in Italy and outside Italy, the paramedics and the contracts entered by divisions and subsidiaries with universities and public and private health institutions in order to make the system more efficient and improve the quality of services provided;
- guidelines have been drafted for the new contracts to be entered or the old ones to be renewed in the field of health;
- a procedure has been drafted for the management of issues related to HIV in workplaces;
- the health card project was implemented in the Milan and Rome areas;

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- a new health centre was opened at Eni’s headquarters in Rome;
- an early diagnosis project was started with the opening of an office of the league against cancer in Rome,
- telemedicine activities were further developed.

Safety

Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. In particular, in the first half of 2007 Eni’s initiatives regarded:
- audits of business units in order to check the completeness and functionality of HSE management systems and specific audits on risk elements typical of some type of operations;
- the creation of a network to promote a culture of safety at work (SAFELLOWS network) with the cooperation of all resources employed in safety activities and the operating lines workforce;
- the introduction of a specific module dedicated to monitoring and managing georeferenced data in the	Mediterranean area, within the support system for the management of relevant emergencies. This system facilitates the evaluation and organization of response in case of emergency (MEDSTAR project);
- the development of an innovative methodology called “HSE process simulation” which anticipates and displays HSE issues that could cause problems in terms of delayed authorization of changes to works in progress, etc., in order to mitigate industrial risks associated to new projects;
- the implementation of a system of HSE leading indicators for monitoring safety, health and environmental parameters. Existing systems have been integrated with innovative tools that employ variables not directly related to HSE;
- the participation to training courses on specific issues (non ionizing radiation, fibers for substituting asbestos, HAZOP);
- the establishment of interfunctional working groups for sharing knowledge for the evaluation of advanced technical standards to be adopted in controlling and monitoring work environments, in prevention and workers’ protection.

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RESPONSIBILITY TOWARDS THE ENVIRONMENT

Reference scenario

The attention currently paid to the relevant issues of environmental sustainability and the corresponding regulatory developments at international level, stimulate companies to engage beyond the simple compliance both as concerns locally and globally critical situations.
The precautionary principle that informs current regulations requires that the actions taken by industrial companies to reduce their environmental footprint privilege the preventive approach to the remediation of damage done.
In addition, the current operating context is characterized by increasing risk aversion, thus posing stricter constraints to the “freedom of operations”, due to the progressive internalization of environmental externalities and also for the growing participation of local stakeholders to decision making processes. Companies are therefore required to be more transparent on their environmental performance, as they are subject to careful scrutiny by stakeholders. In all its activities, Eni is actively committed to reducing its environmental footprint, decreasing its energy and water consumption, reducing local pollution of air, water and soils as well as waste production and to reclaiming discontinued industrial sites. Special attention is paid to the protection of biodiversity.
More detailed information on the reduction of the environmental footprint is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Rational use of natural resources

The management of natural resources is aimed at a rational and sustainable use of these resources and their protection in all Eni’s operations.
The application of the best available technologies for	the control of emissions into the atmosphere is one of the pillars of the current environmental regulations (IPPC/AIA, Italian environmental Law No. 152/2006) and finds a responsible partner in Eni that strives to reduce the impact of its production processes on the environment.
In this light, Eni approved capital expenditure for the technological improvement of the treatment of waste fluids, combustion in gas turbines and devices for the reduction of effluents applicable in combined cycle plants for the production of electricity, the control and monitoring of emissions from plant components and transport of fuels.
The main implementation directives for the management of waters concern the reduction in pure water consumption by developing recycling opportunities and the minimization of water discharge that in many instances is obtained at levels higher than those required by applicable laws.
Eni made capital expenditure aimed at the adoption of integrated production cycles with a limited and combined use of water, at the construction of discharge water treatment plants with the most updated technologies and at the construction of monitoring systems capable of providing periodic control of the most significant parameters.
The protection of soils and ground waters is a very relevant aspect for the environment. Great attention is paid to it at the organizational and economic level. For years, Eni has been carrying out numerous programs for the protection of soils and the reclamation of soils and ground waters. Eni’s business units are provided with an internal organization that takes care of management and technical aspects, making recourse to highly qualified external professionals to carry on their reclaiming activities.
Eni is also active in the area of waste produced by its industrial units with the aim of reducing its generation

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and improving its final destination by increasing recycling and recovery and reducing incineration and landfilling.

Biodiversity

Eni considers biodiversity an integral element of sustainable development and is engaged in the impact evaluation and reduction of its exploration and production activities both onshore and offshore. This engagement takes the form of supporting conservation projects on land and in the sea and of organizing actions that raise attention for biodiversity. The most relevant current projects are addressed to:
- Val d’Agri, an ecologically sensitive area rich in animal and vegetable species as confirmed by EU protected sites found in the valley;	- Ecuador, a country provided with ecosystems with an inestimable value, such as tropical forests containing rare species at risk;
- the Mediterranean Sea, where a project is evaluating the ecosystemic impact of platforms;
- the Arctic Sea, where the ecosystem is considered extremely valuable and fragile due to the lack of anthropization;
- Kazakhstan, where Eni is currently organizing a workshop on biodiversity focusing on the Caspian Sea, a natural reserve characterized by many rare species.

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THE FUTURE OF ENERGY AND INNOVATION

The future of energy

Hydrocarbons will continue to dominate the energy scenario in the next decades and to represent the most important and strategic energy source due to their availability, flexibility and cost. Eni, a company active in oil and gas activities, will continue to deploy its activities in order to meet increasing energy requirements. At the current state of knowledge, Eni believes that the massive use of fossil fuels can contribute to climate change and is therefore actively engaged in favor of a responsible use of energy and the protection of the environment.
Increasing attention needs to be paid to guaranteeing the security of supplies, which is the main criticality of the world energy system. To this end, strategic partnerships with producing countries, the availability of infrastructure and innovation will play a basic role. In a context of great limitations to access to relevant resources by international companies, Eni is constantly engaged in improving its models of cooperation with producing countries, promoting integrated projects capable of responding to the specific requirements of host countries also aimed at their energy, economic and social development. Faced with the new economic and technological challenges in particular in the new frontiers of conventional and non conventional hydrocarbons (such as the extraction of hydrocarbons from tar sands and extra heavy oils) Eni increased its activities and capital expenditure in R&D and innovation and pays great attention to the impact of such projects on the environment and local communities. In particular, Eni is active in the search for technological discontinuities for the development of energy sources alternative to fossil fuels.
Eni is also oriented to further developing in the area of natural gas – consumption of natural gas has been	increasing faster than consumption of oil – and to upgrading transport infrastructure, with the strategic objective of strengthening its leadership in Europe by maximizing the value of its portfolio of equity gas while contributing to the security of supplies in the countries where it operates.

Actions for mitigating the risks
of climate change

The issues of energy safety and climate change, with the related greenhouse gas emissions, are the central issues of the development of energy systems. Eni defined and adopted a carbon management strategy, whose goals are detailed in Eni’s 2006 Sustainability Report.
Along these guidelines Eni achieved results that mark it as a low (direct and indirect) CO2 emission company.
As concerns emission trading, Eni is one of the largest Italian and European operators. In Italy, it is the first company for industrial plants involved (59 plants, of these 57 in Italy).
In order to participate to emission trading schemes, Eni developed a series of coordinated activities and an extensive management organization, that starts from each industrial plant, ascends to business units and is consolidated at corporate level. This organization passed its first test phase successfully in the first months of 2007, when emissions for 2006 were verified and trading took place.
In addition to participating to European emission trading schemes, Eni is also developing a portfolio of projects for emission reduction based on flexible mechanisms under the Kyoto Protocol. In particular in Nigeria the Zero Gas Flaring program started in 1999 continued. This country produced 57% of flaring

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emissions caused by Eni’s Exploration & Production division in 2006. The program provides for different projects targeting a reduction to less than 5% between flared gas and total gas produced by 2011.

Innovation
In the first half of 2007, Eni invested euro 70 million in research and development (euro 102 million in the first half of 2006), of these 50% were directed to the Exploration & Production segment, 20% to the Refining & Marketing segment, 23% to the Petrochemical segment and 7% to the Engineering & Construction segment.
In the first half of 2007, a total of 16 applications for patents were filed by Eni, 16 by Saipem group and 5 by Polimeri Europa (37 compared with 17 filed in the same period a year ago).
More detailed information on innovation is found on Eni’s website (www.eni.it) in the area Activities and Strategies and in the Report on Sustainability.

Main innovation initiatives
in the first half of 2007

E&P Division
Numeric and High Resolution Geophysical Prospecting Techniques; geological simulation and field prospecting in Arctic environments
The development of the proprietary seismic technology 3D Prestack Depth Migration Kirchoff True Amplitude High Resolution (KTA Hi Res) continued with the aim of overcoming the current vertical and horizontal limitations in the construction of a seismic image of the subsoil and of reducing exploration and mineral risks.
The first development phase of the seismic tomography technology (X-DVA) has been completed. This technique allows to build detailed speed fields preparatory for high resolution seismic imaging. The first field application confirmed the validity of this approach to the reduction of mineral risk.
Demonstrations in use of the proprietary CRS technology (3D Common Reflection Surface Stack) for prospecting in areas characterized by low seismic response have been performed.
The first applications on the field completed the development of the simulator of oil systems “Steam 2D” for describing the evolution of complex geological structures in time and the geo-mechanical description of the field.	Work continued for the implementation of technologies for the simulation of the behavior of fluids in the reservoir with particular attention to the recovery of heavy oils and tar sands by means of thermal processes. A study was completed for the construction of a pilot project in the Egyptian onshore. Studies are underway on fractured formations.
The first stage of the project aiming at collecting seismic surveys in Arctic zones directly in the open sea (On Ice Seismic) has been completed. Data collected will be processed during the current year. Quality of data confirmed the option of operating in especially complex and sensitive environmental conditions.

Advanced Drilling Systems and Well Testing
Within Eni’s Drilling Advanced Technologies project aimed at developing and integrating advanced drilling of oil wells, the field application stage of some proprietary technologies began.
The Extreme Lean Profile technique allows to reach greater depths with larger diameters. It can be applied to any kind of well (vertical, deviated, horizontal) reducing time, costs and volumes of detritus removed.
The joint application of the Eni Circulation Device and Secure Drilling techniques allowed to complete the drilling of some high pressure and high temperature wells in the Egyptian offshore that would have not been drillable with conventional techniques due to improved safety in drilling operations.
The new non conventional well testing method based on the injection into the well of fluids compatible with those contained in the field, has been developed and tested in a well for the delimitation of the Goliath field in Norway. This method avoids the emission of combustion residues and hydrocarbons in the atmosphere, thus reducing environmental and safety risks as compared to conventional methods. This is extremely useful in fields where extracted gas is associated to hydrogen sulphide (H2S), such as Kashagan, Karachaganak and Val d’Agri.

Sulphur management
Demonstration activities of the sweetening of natural gas with high H2S content and for the massive storage of sulphur with no environmental impact have been started.

Gas to liquids project (GTL)
With the cooperation of IFP/Axens, Eni completed the tests on the catalytic performance and the mechanical stability of the catalyst for Fischer-Tropsch synthesis. Information collected allowed to complete the

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definition of synthesis protocols of the catalyst which will be produced in the second half of 2007 by Axens in the Salindres plant in France and later employed in the pilot tests of the GTL of Sannazzaro in 2008. In parallel, work has started for the finalization of the advanced basic process design of a single reactor plant with a capacity of 15 kbbl/d of syncrude.

Projects jointly managed by the E&P and R&M Divisions
Conversion of heavy crudes and fractions into light products
Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST, a process of catalytic hydroconversion in the slurry phase of non conventional crudes, extra heavy crudes and refining residues that allows to totally convert asphaltenes (the hard fraction of heavy crudes) into distillates. Tests performed in the first half of 2007 allowed to complete the collection of information for designing and building a first industrial plant at one of Eni’s refineries.
Technical and economic evaluations are underway for allowing a careful comparison of the EST technology with conversion technologies available on the market for applications in refineries and for estimating the competitive advantage provided by the EST technology if Eni decides to enter the segment of Canadian tar sands.

SCT-CPO Project (Short Contact Time - Catalytic Partial Oxidation)
At the Milazzo research center, the SCT-CPO (catalytic partial oxidation with short contact time of liquid and gaseous hydrocarbons) technology has been validated on the pilot scale for producing hydrogen at competitive costs, also in medium to small sized plants with higher flexibility as compared to refinery feedstocks. In 2007 Eni has started the design of its first industrial plant, to be built at one of Eni’s refineries.

GHG Project (Green House Gases)
Work continued on the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The team has been built for the design and development of a pilot plant in a depleted gas field employing the surface structures and the CO2 injector well at Cortemaggiore.	G&P Division
Natural gas high pressure transport (TAP)
The TAP project is aimed at developing an advanced long distance, high capacity, high pressure and high grade solution for:
- transport on distances over 3,000 kilometers;
- natural gas volumes to be transported of about 20-30 bcm/y;
- pressure equal to or higher than 15 MPa;
- use of high and very high grade steel.
This technology makes it possible to exploit remote fields and to reduce the consumption of gas in transit in compression stations.
In the first half of 2007, testing was completed on pilot lines in X100 steel at the Perdasdefogu experimental polygon in Sardinia. After pressure testing, three blow tests have been performed in order to check the structural post-operational integrity of the lines.

R&M Division
Reformulation of fuels and lubricants
Eni continued to improve its “Blu” fuels (BluDiesel and BluSuper). It also started a new phase of its Clean Diesel Fuel project that aims at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions comparable to those of a gasoil obtained from the conversion of natural gas into liquids (see GTL project) and the refining schemes for obtaining this product.

Other projects
Ecofining (Green Diesel). This process, developed in cooperation with UOP, consists in the hydrocracking of vegetable oils yielding an oxygen free hydrocarbon product compatible with oil based fuels. This biofuel called Green Diesel is totally sulphur free and aromatics free, has a high cetane number (higher than 80), low density and high quality. In the first half of 2007 the basic design of the first industrial plant has been completed. The 250 ktonnes/y plant will be built in the Livorno refinery.

LCO Upgrading. Eni and Haldor Topsøe A/S started a process for the valorization of LCO, an aromatic by-product of catalytic cracking used for producing fuel oil. This process entails the selective breaking the naftenic ring thus reducing hydrogen consumption as compared to the saturation of aromatic structures, with comparable product quality. Based on the positive results obtained, a technical-economic feasibility study will be performed for the construction of an industrial plant in an Eni refinery.

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Biofixation of CO2 by means of micro algae. A research project has been started aimed at testing the technical and economic feasibility of a process based on the biofixation by means of micro algae for the recycling of CO2 produced by oil refining plants and the purification of discharge waters with production of biomass and possibly biofuel.

Polimeri Europa
Main results obtained were:
- a new grade of polybutadiene with better processability to be used in tyre manufacture;
- the first industrial production of a new polybutadiene for the modification of plastics that should improve the cost/performance ratio;
- synthesis of prototypes of innovative styrene butadiene copolymers for high performance tyre manufacture;
- a run of expanded polyethylene (EPS) in continuous mass in a pilot plant. The product obtained will be tested by qualified customers;
- industrialization of new high performance copolymers based on ethylene and olefins exploiting the recent innovations in the segment of polymerization catalysis;
- experiments on a new catalyst for the industrial synthesis of elastomer polyolefins (EPDM): a copolymer and two terpolymers have been produced;
- consolidation of process parameters and formulae for all grades of new ABS (acrylonitryle-butadiene-styrene) copolymers on two plants: one modified for the production of new polymers for the segment of injection moulding; the other with increased production capacity for grades for the extrusion area;
- consolidation of the range of high impact resistance polystyrene (HIPS) on a dedicated plant after the changes for increasing production capacity. Special grades are being consolidated;
- identification of the structural parameters required and of the synthesis conditions for the production on an industrial scale of a new general purpose polystyrene (GPPS) grade for the crystal segment (XPS).

Corporate
In the first half of 2007 Eni started research projects on solar energy and on the production of biofuels within the “Along with petroleum” initiative.
As an integration of the activities performed at its research center for renewable energies in Novara Eni is negotiating agreements with Italian and foreign	institutions (the Milan Polytechnic, the universities of Ferrara and Pavia, UCSD, Stanford University, Berkley University) and research centers (CNR, CRB Perugia, NREL, SRI; Imperial College, Edinburgh Heriot-Watt University).

Solar energy
Organic
Process and characterization equipment and materials have been bought for the construction of devices. Treatments for the preparation of materials (polytiophenes and others) have been started and negotiations are ongoing with the National Research Council of Bologna and Milan and the Milan university.

Photoproduction of hydrogen
Process equipment and materials have been bought for the construction of equipment for photoproduction of hydrogen. Experiments have started by means of photoanodes made of tungsten oxide in cooperation with the University of Ferrara.

Photoactive materials
Experiments and modeling have started. Negotiations for cooperation with the Heriot-Watt University in Edinburgh are underway.

Concentration solar CSP
For performing a pre-feasibility study, the scope of work was defined in cooperation with Snamprogetti. The choice of a partner providing solar technology is underway.

Biomass
Microorganisms (bacteria, yeasts, algae)
Screening activities are underway on various breeds of microorganisms for a preliminary evaluation of the biomass-biodiesel process flow.

Biomass to liquids
Eni formalized its participation to the European Chrisgas network and started a cooperation with the University of Milan; in addition Eni is negotiating a cooperation with Petrobras on this segment.

Plant monitoring
Eni has started studies for the evaluation of specialized plants and is evaluating a cooperation with the Biomass research center in Perugia, the University of Florence and Petrobras.

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Territory and Communities

With the aim of promoting a culture of opportunities that increases the value of its presence, Eni launched in Val d’Agri a project for the definition of a new model of local sustainability. Developed in conjunction with the Consorzio di RicercAzione Aaster the project aims at promoting sustainable development, stakeholder consultation and a shared definition of models for an efficient use of the royalties deriving from oil production.
Eni’s main sustainability interventions in the first half of 2007 concerned:
- Nigeria: the adoption of a sustainability policy by Eni affiliates and the start-up of a project for the use of biomass as renewable energy source;
- Congo: a feasibility study for the expansion of actions against the spreading of malaria;
- Norway: the issue of a policy for indigenous people;
- Libya: the start-up of a post graduate training program aimed at employing local youths;	- Australia: the completion of a social impact management plan for the Blacktip project;
- Kazakhstan - Karachaganak: the continuation of the environmental social impact assessment included in phase III of the project, which provides for stakeholder consultation. Eni also renewed its health unit and equipped a new surgery department at the Uralsk regional hospital;
- Kazakhstan - Kashagan: the annual expenditure for building local infrastructure is quantified in the PSA at 1% of project expenditure. Eni worked at the provision of water, electricity and gas to the Mangistau and Atyrau regions, started projects for the support of local communities and built a health center for first aid and diagnostics at the Aktau hospital.

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Risk factors

Foreword

The main company risks identified, monitored and, as described below, managed by Eni are the following: (i) the market risk deriving from the exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the country risk in oil & gas activities; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from the exploration and production activities.

With regard to market risks, Eni has developed policies and guidelines aiming at managing those risks. These policies and guidelines have been updated recently to take account of changes in the organizational set-up of the Company (amalgamation of Enifin since January 1, 2007) and needs to further integrate risk management.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows.
Their management follows the over mentioned policies and guidelines which are based on a framework envisaging centralization of the treasury function in two company departments: the parent company Finance Department (till December 31, 2006 relevant activities were managed by Enifin) and Eni Coordination Center, which manage financial requirements and surpluses in the Italian and international financial markets, respectively.	In particular, all the transactions concerning currencies and derivative financial contracts are managed by the parent company. The commodity risk is managed by each business unit, with the parent company ensuring the negotiation of hedging derivatives.
Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter derivative transactions on a speculative basis.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’ s two finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Calculation and measurement techniques for interest rate and foreign currency exchange rate risks followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s group companies minimize such kinds of market risks.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum

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tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management.
Each business unit is entitled with a preset maximum tolerable level of commodity risk exposure regarding trading and commercial activities; hedging needs from business units are pooled by Eni’s central finance departments.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the U.S. dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa.
Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39.
Value at risk deriving from foreign currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The translation foreign currency risk exposure on certain strategic holdings is deemed to be immaterial.

Interest rate risk
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni enters into interest rate derivative transactions, in particular interest rate swap and cross currency swap, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. This is the strategic risk exposure which is monitored in terms of value-at-risk, albeit not hedged in a systematic way, as discussed above. In order to hedge commodity risk in connection with its trading and commercial activities, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

The following table shows values in terms of value at risk, recorded during the first half of 2007 (compared with year 2006) referring to interest rate risk and exchange rate in the first section, and the commodity risk in the second section.

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(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

First half 2007	2006

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end

Interest rate	1.26	0.47	0.78	0.99	5.15	0.45	2.01	1.10
Exchange rate	1.25	0.03	0.19	0.17	2.02	0.02	0.24	0.21

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

First half 2007	2006

($ million)	High	Low	Avg	At period end	High	Low	Avg	At period end

Area oil, products	35.93	4.86	17.21	10.00	35.69	5.40	17.80	8.59
Area Gas & Power	48.41	20.12	36.33	42.43	46.63	18.36	31.01	22.82

Credit risk

Credit risk is the potential exposure of the Group to losses in the event of non-performance by any counterparty.
The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons which includes highly credit-rated institutions elected among Sovereign states and financing institutions within the OECD area. Eni has never experienced material non-performance by any counterparty. As of June 30, 2007, Eni has no significant credit risk exposure.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to liquidate its assets as to be unable to meet short term finance requirements and settle obligations.
The Group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally.	At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity. This implies the adoption of a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.
Maximum tolerable levels of liquidity risk are defined in terms of a maximum percentage level of leverage and minimum percentage level of ratio between medium-long term debt and total debt and between fixed rate debt and total medium-long-term debt.

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these

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countries, are represented by: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company PDVSA; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations.
Eni periodically monitors political, social and economic risks over 60 countries where has invested or will invest, and particularly upstream projects evaluation. Country risk is mitigated in accordance to disposals on risk management defined in the procedure “Project risk assessment and management”.

Operational risk

Eni is subject to numerous EU, international, national regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities in certain protected areas, impose criminal or civil liabilities for pollution. These environmental laws may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries and pipeline systems. Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and there are risks that material expenses and liabilities may be incurred by Eni in future years in relation to compliance with environmental, health and safety laws and regulations.	For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored on the peculiarities of each business and industrial site.
Coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. This result can be achieved also thanks to the continuous plant improvements, in terms of automatization of plants.
The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts.

Possible evolution of the Italian
gas market

Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers[1].
These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas.
Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of

__________________

(1)	For the three-year period ending in 2006, allowed thresholds amounted on average to 69% and 50% of domestic consumption in the same period, net of own consumptions, for volumes input to the national network and sales volumes to end clients, respectively.

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ENI REPORT ON THE FIRST HALF OF 2007 / RISK FACTORS

natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm/y (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cm/y, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses[2], will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010.
Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new import infrastructure (backbone upgrading and new LNG terminals), and possible evolution of Italian regulatory framework, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of expected developments in the supply of natural gas	to Italy, Eni could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and execution risks in increasing its sales volumes in European markets.

Specific risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields.
Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons.
Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and hostile environments, where the majority of Eni’s planned and ongoing projects is located.

__________________

(2)	For an explanation of take-or-pay clauses, see Glossary.

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ENI REPORT ON THE FIRST HALF OF 2007 / GLOSSARY

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

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ENI REPORT ON THE FIRST HALF OF 2007 / GLOSSARY

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.	LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cm of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

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ENI REPORT ON THE FIRST HALF OF 2007 / GLOSSARY

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to	current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

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ENI REPORT ON THE FIRST HALF OF 2007 / GLOSSARY

Take or pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.
Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

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Consolidated accounts for the first half of 2007

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

Balance sheet

Dec. 31, 2006	June 30, 2007

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalent	(1)	3,985		6,368
Other financial assets held for trading or available for sale:	(2)
- equity instruments				2,581
- other securities		972		732
			972		3,313
Trade and other receivables	(3)	18,799	1,027	17,648	1,504
Inventories	(4)	4,752		4,936
Current tax assets	(5)	658		589
Other current assets	(6)	855	4	697
Total current assets		30,021		33,551
Non-current assets
Property, plant and equipment	(7)	44,312		45,999
Other assets	(8)	629		614
Inventories - compulsory stock	(9)	1,827		1,899
Intangible assets	(10)	3,753		3,962
Investments accounted for using the equity method	(11)	3,886		4,845
Other investments	(11)	360		364
Other financial assets	(12)	805	136	596	61
Deferred tax assets	(13)	1,725		1,650
Other non-current receivables	(14)	994		1,263	24
Total non-current assets		58,291		61,192
Assets held for sale	(24)			193
TOTAL ASSETS		88,312		94,936
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities	(15)	3,400	92	8,131	97
Current portion of long-term debt	(19)	890		930
Trade and other payables	(16)	15,995	961	15,531	955
Taxes payable	(17)	2,830		3,582
Other current liabilities	(18)	634	4	604	8
Total current liabilities		23,749		28,778
Non-current liabilities
Long-term debt	(19)	7,409	17	7,080	17
Provisions for contingencies	(20)	8,614		8,208
Provisions for employee benefits	(21)	1,071		936
Deferred tax liabilities	(22)	5,852		6,427
Other non-current liabilities	(23)	418	56	1,146	59
Total non-current liabilities		23,364		23,797
Liabilities directly associated to assets held for sale	(24)			65
TOTAL LIABILITIES		47,113		52,640
SHAREHOLDERS’ EQUITY	(25)
Minority interests		2,170		2,068
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		33,391		37,061
Treasury shares		(5,374)		(5,693)
Interim dividend		(2,210)
Net profit		9,217		4,855
Total Eni shareholders’ equity		39,029		40,228
TOTAL SHAREHOLDERS’ EQUITY		41,199		42,296
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		88,312		94,936

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

Profit and loss account

First half 2006	First half 2007

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(27)
Net sales from operations		44,323	2,258	41,688	2,052
Other income and revenues		372		445
Total revenues		44,695		42,133
OPERATING EXPENSES	(28)
Purchases, services and other		29,383	1,690	27,727	1,731
- of which not recurrent expense				130
Payroll and related costs		1,736		1,777
- of which not recurrent income				(74)
Depreciation, amortization and impairments		3,034		3,306
OPERATING PROFIT		10,542		9,323
FINANCIAL INCOME (EXPENSE)	(29)
Financial income		2,246	31	1,574	61
Financial expense		(2,095)	(6)	(1,549)	(37)
		151		25
INCOME FROM INVESTMENTS	(30)
Effects of investments accounted for using the equity method		380		348
Other income from investments		87		143
		467		491
PROFIT BEFORE INCOME TAXES		11,160		9,839
Income taxes	(31)	(5,547)		(4,673)
Net profit		5,613		5,166
Pertaining to:
- Eni		5,275		4,855
- minority interest	(25)	338		311
		5,613		5,166
Earnings per share pertaining to Eni (euro per share):	(32)
- basic		1.42		1.32
- diluted		1.42		1.32

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Cumulative translation exchange differences reserve	Other reserves	Retained earnings	Treasury shares	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2005	4,005	959	5,345	941	5,351	17,381	(4,216)	(1,686)	8,788	36,868	2,349	39,217
Net profit for the first half 2006									5,275	5,275	338	5,613
Net income (expense) directly recognized in equity
Variation of the fair value of securities available for sale					(5)					(5)		(5)
Exchange differences from translation of financial statements denominated in currencies other than euro				(902)						(902)	(26)	(928)
				(902)	(5)					(907)	(26)	(933)
Total (expense) income of the period				(902)	(5)				5,275	4,368	312	4,680
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005 interim dividend of euro 0.45 per share)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of other companies											(220)	(220)
Allocation of 2005 residual net profit						4,702			(4,702)
Authorization to share repurchase			2,000			(2,000)
Shares repurchased							(978)			(978)		(978)
Treasury shares sold under incentive plans for Eni managers			(18)		11	7	18			18		18
			1,982		11	2,709	(960)	1,686	(8,788)	(3,360)	(22)	(3,580)
Other changes in shareholders’ equity
Sale to Saipem Projects SpA of Snamprogetti SpA						247				247	(247)
Sale of consolidated companies to third parties											(36)	(36)
Cost related to stock options						6				6		6
Reclassification of distributable reserves of Eni SpA				(5,219)	5,219
Other changes			2		(5)	5	(2)
Exchange differences arising on the distribution of dividends and other changes				(117)		(180)				(297)	(127)	(424)
			2	(117)	(5,224)	5,297	(2)			(44)	(410)	(454)
Balance at June 30, 2006	4,005	959	7,329	(78)	133	25,387	(5,178)		5,275	37,832	2,031	39,863
Net profit for the second half 2006									3,942	3,942	268	4,210
Income (expense) directly recognized in equity
Change in the fair value of securities available for sale					(8)					(8)		(8)
Change in the fair value of cash flow hedge derivatives					(15)					(15)		(15)
Exchange differences from translation of financial statements denominated in currencies other than euro				(364)						(364)	(3)	(367)
				(364)	(23)					(387)	(3)	(390)
Total (expense) income of the period				(364)	(23)				3,942	3,555	265	3,820
Transactions with shareholders
Interim dividend (euro 0.60 per share)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(2)	(2)
Payments by minority shareholders											22	22
Shares repurchased							(263)			(263)		(263)
Treasury shares sold under incentive plans for Eni managers			(67)		43	14	67			57		57
Difference between the book value and strike price of stock options exercised by Eni managers						7				7		7
			(67)		43	21	(196)	(2,210)		(2,409)	20	(2,389)

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Cumulative translation exchange differences reserve	Other reserves	Retained earnings	Treasury shares	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale of consolidated companies											31	31
Cost related to stock options						8				8		8
Reclassifications					247	(247)
Exchange differences arising on the distribution of dividends and other changes				44		(1)				43	129	172
Balance at December 31, 2006 (NOTE 25)				44	247	(240)				51	(146)	(95)
	4,005	959	7,262	(398)	400	25,168	(5,374)	(2,210)	9,217	32,029	2,170	41,199
Net profit for the first half 2007 (NOTE 25)									4,855	4,855	311	5,166
Net income (expense) directly recognized in equity
Change in the fair value of securities available for sales (NOTE 25)					(8)					(8)		(8)
Change in the fair value of cash flow hedge derivatives (NOTE 25)					(528)					(528)		(528)
Exchange differences from translation of financial statements denominated in currencies other than euro				(348)						(348)	(2)	(350)
				(348)	(536)					(884)	(2)	(886)
Total (expense) income of the period				(348)	(536)				4,855	3,971	309	4,280
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2006 interim dividend of euro 0.60 per share) (NOTE 25)								2,210	(4,594)	(2,384)		(2,384)
Dividend distribution of other companies											(227)	(227)
Allocation of 2006 residual net profit						4,623			(4,623)
Shares repurchased (NOTE 25)							(339)			(339)		(339)
Treasury shares sold under incentive plans for Eni managers (NOTE 25)			(20)		12	8	20			20		20
Difference between the book value and strike price of stock options exercised by Eni managers						4				4		4
			(20)		12	4,635	(319)	2,210	(9,217)	(2,699)	(227)	(2,926)
Other changes in shareholders’ equity
Cost related to stock options						8				8		8
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(196)	(196)
Exchange differences arising on the distribution of dividends and other changes				117		(198)				(81)	12	(69)
				117		(190)				(7)	(184)	(257)
Balance at June 30, 2007 (NOTE 25)	4,005	959	7,242	(629)	(124)	29,613	(5,693)		4,855	40,228	2,068	42,296

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

Statements of cash flows

(million euro)	Note	First half 2006	First half 2007

Net profit of the period		5,613	5,166
Depreciation and amortization	(28)	2,846	3,269
Revaluations, net		(305)	(258)
Net change in provisions for contingencies		38	(80)
Net change in the provisions for employee benefits		(4)	(60)
Gain on disposal of assets, net		(60)	(26)
Dividend income	(30)	(57)	(131)
Interest income		(164)	(301)
Interest expense		298	197
Exchange differences		(41)	(68)
Income taxes	(31)	5,547	4,673
Cash generated from operating profit before changes in working capital		13,711	12,381
(Increase) decrease:
- inventories		(493)	(158)
- trade and other receivables		1,109	1,317
- other assets		(206)	77
- trade and other payables		748	(158)
- other liabilities		(154)	(155)
Cash from operations		14,715	13,304
Dividends received		283	307
Interest received		157	209
Interest paid		(86)	(169)
Income taxes paid		(4,401)	(3,968)
Net cash provided from operating activities		10,668	9,683
- of which with related parties	(34)	1,527	647
Investments:
- tangible assets	(7)	(2,588)	(3,353)
- intangible assets	(10)	(466)	(904)
- consolidated subsidiaries and businesses		(45)	(1,085)
- investments		(12)	(3,850)
- securities		(281)	(71)
- financing receivables		(305)	(408)
- change in payables and receivables in relation to investments and capitalized depreciation		(179)	91
Cash flow from investments		(3,876)	(9,580)
Disposals:
- tangible assets		70	145
- intangible assets		5	13
- consolidated subsidiaries and businesses		5	8
- investments		7	10
- securities		606	307
- financing receivables		728	503
- change in payables and receivables in relation to disposals		(23)	14
Cash flow from disposals		1,398	1,000
Net cash used in investing activities (*)		(2,478)	(8,580)
- of which with related parties	(34)	(289)	(358)

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

(million euro)	Note	First half 2006	First half 2007

Borrowing of non-current debt		2,603	2,351
Payments of non-current debt		(2,825)	(2,422)
Reductions of current debt		(921)	4,705
		(1,143)	4,634
Net capital contributions by minority shareholders			1
Acquisition of treasury shares different from Eni SpA		(191)	(337)
Acquisition of additional interests in consolidated subsidiaries		(7)
Sale of additional interests in consolidated subsidiaries		17
Dividends to Eni shareholders		(2,400)	(2,384)
Dividends to other shareholders		(220)	(227)
Net purchase of treasury shares		(960)	(319)
Net cash used in financing activities		(4,904)	1,368
- of which with related parties	(34)	(34)	(17)
Effect of change in consolidation (inclusion/exclusion of companies become relevant/irrelevant)		(1)	(4)
Effect of exchange differences in cash and cash equivalent		(140)	(84)
Net cash flow for the period		3,145	2,383
Cash and cash equivalent at beginning of the period	(1)	1,333	3,985
Cash and cash equivalent at end of the period	(1)	4,478	6,368

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (temporary cash investments or carried on in order to optimize management of treasury operations) are considered as a reduction of net borrowings as defined in the “Financial Review” in the “Operating and Financial Review”.
(million euro)	First half 2006	First half 2007

Financing investments:
- securities		(70)
- financing receivables	(16)	(36)
	(16)	(106)
Disposal of financing investments:
- securities	428	306
- financing receivables	54	30
	482	336
Net cash flows from financing activities	466	230

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ENI REPORT ON THE FIRST HALF OF 2007 / GROUP FINANCIAL STATEMENTS

SUPPLEMENTAL CASH FLOW INFORMATION

(million euro)	First half 2006	First half 2007

Effect of investment of companies included in consolidation and businesses
Current assets	68
Non-current assets	129	1,607
Net borrowings	53
Current and non-current liabilities	(92)	(522)
Net effect of investments	158	1,085
Sale of unconsolidated subsidiaries	(60)
Purchase price	98	1,085
less:
Cash and cash equivalent	(53)
Cash flow on investments	45	1,085
Effect of disposal of consolidated subsidiaries and businesses
Current assets	9
Non-current assets		1
Net borrowings	(1)	24
Current and non-current liabilities	(4)	(25)
Net effect of disposals	4
Gain on disposal	1	8
Minority interest
Selling price	5	8
less:
Cash and cash equivalent
Cash flow on disposals	5	8

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	First half 2006	First half 2007

Effect of business contributions
Current assets	23
Non-current assets	213
Net borrowings	(44)
Non-current and current liabilities	(53)
Net effect of contributions	139
Minority interest	(36)
Gain on contribution	18
Acquisition of investments	121

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ENI REPORT ON THE FIRST HALF OF 2007 / BASIS OF PRESENTATION - PRINCIPLES OF CONSOLIDATION

Basis of presentation

The interim consolidated financial statements have been laid out in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. The interim consolidated financial statements have been prepared under IAS 34 “Interim Financial Reporting”; financial statements are the same adopted in the annual report. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit-of-Production method, buy-back contracts and Production Sharing Agreements.
The interim consolidated financial statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.
The interim consolidated financial statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.
Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on behalf of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are not material1.
Subsidiaries excluded from consolidation, joint ventures, associates and other interests are accounted for as described below under the item “Financial fixed assets”.
The interim consolidated financial statements have been approved by Eni’s Board of Directors on September 20, 2007 and audited under a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according the standards governing external audits.
Considering their materiality, amounts of the financial statements and related disclosures are expressed in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the interim consolidated financial statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regards to the acquisition cost is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account.
Any positive residual difference between the cost for the acquisition of the share that exceeds the control (minorities acquisition) and the corresponding fraction of shareholders’ equity acquired is recognized as “Goodwill”.
Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and the divested portion of net equity sold.
Fractions of shareholders’ equity and net profit of minority interest are recognized under specific items in the interim consolidated financial statements. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

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(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation
Interim financial statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at period end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences from conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders. The exchange rate differences reserve is charged to the profit and loss account when the investments are sold or the capital employed is repaid. Interim financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates. The US dollar is the prevalent functional currency for the enterprises that do not adopt the euro.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the interim consolidated financial statements are shown below.

Current assets
Financial assets held for trading and financial assets available for sale, except for interests in investments associated to a derivative instrument, are stated at fair value; economic effects are charged to the profit and loss account item “Financial income (expense)” and under shareholders’ equity within “Other reserves”. In the later case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized.
Financial assets available for sale representing interests in investments associated to a derivative instrument are stated at fair value with effects of changes in fair value recognized to the profit and loss account, rather than shareholders’ equity, the so called “fair value option”, in order to ensure a match with the recognition to the profit and loss account of the changes in fair value of the derivative instrument.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market. When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling market or by agreements (e.g., purchase of securities on regulated markets), the transaction is entered at the date of settlement. Receivables are stated at their amortized cost (see item “Financial fixed assets” below).
Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property. Inventories, including compulsory stocks and excluding contract work in progress, are stated at the lower of purchase or production cost and net realizable value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at period end and effects are reflected in the profit and loss account.
Hedging instruments are described in the section “Derivative instruments”.

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved if the investment had not been made.
In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under “Provisions for contingencies”3.
No revaluation is made even in application of specific laws.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a financial lease but produce a substantive transfer of risks and rewards of ownership, are recognized at fair value, net of taxes due from the lessor or, if lower, at the amount of future minimum lease payments, and are included in the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below.
When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.
Renewals, improvements and transformations which extend future economic benefits of the assets capitalized. Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life, that is an estimate of the period for which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased in bulk with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs of disposal. Assets that can be used free of charge are depreciated over the shorter term of the duration of the concession and the useful life of the asset.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is assessed by comparing their book value with the recoverable amount, represented by the greater of fair value less costs of disposal and value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs.
Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the residual useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that takes into account the implicit risk in the segments where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called “cash generating unit”. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records it as income from asset revaluation in the profit and loss account for the related period. This asset revaluation is the lower of the recoverable amount and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made if the impairment had not been made.

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(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.
(3)	The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing, transportation (downstream) and chemical long-lived assets generally are recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

Intangible assets
Intangible assets include assets which lack identifiable physical qualities, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e., can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future cash inflows generated by the underlying asset and to restrict the access of others to those cash flows.
Intangible assets are stated at cost as determined by the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life estimated as the period over which the assets will be used by the company; the recoverability of their book value is verified in accordance with the criteria described in the section “Tangible assets”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill attributed thereto, exceeds the cash generating unit’s recoverable amount, the difference is recognized as impairment and it is primarily charged against goodwill up to its amount; any amount in excess is charged on a pro-rata basis against the book value of the assets that form the cash generating unit. Impairment charges against goodwill are not revalued4. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future cash inflows.

Exploration and production activities5

ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a Unit of Production (UoP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment and amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized and amortized generally on a UoP basis, as their useful life is closely related to

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(4)	Impairment charges are not revalued also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(5)	IFRS do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration activities and evaluation of mineral assets previously applied before the introduction of IFRS 6 “Exploration for and evaluation of mineral resources”.

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized through a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.
Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Revenues and oil and gas reserves related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

ASSET RETIREMENT OBLIGATION
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UoP basis, consistent with the policy described under “Tangible assets”.

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with governmental entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, joint ventures and associates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.
Other investments, included in non current assets, are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be revalued6.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g., fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. The economic effects of the valuation according to the amortized cost method are charged as “Financial income (expense)”.

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(6)	Impairment charges are not revalued also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at period end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at the end of the period. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of leverage. The increase in the provision due to the passing of time is charged to the profit and loss account in the item “Financial income (expense)”. When the liability regards a tangible asset (e.g., site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
Costs that the company expects to bear in order to carry out restructuring plans are recognized in the period in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e., site restoration and abandonment) with a corresponding entry to the assets to which they refer.
In the notes to the interim consolidated financial statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future uncertain events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee post-employment benefits
Post-employment benefit plans are defined on the basis of plans, including those unformalized, that due to their terms be either defined contributions or defined benefits. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on accrual basis during the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of the fair value of liabilities and 10% of the fair value of the plan assets (corridor method).
Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or of a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and rewards associated with the property or upon settlement of the transaction. In particular, revenues are recognized:
- for crude oil, generally upon shipment;
- for natural gas, when the natural gas is delivered to the customer;

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ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

- for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;
- for petrochemical products and other products, generally upon shipment.
Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer. Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.
Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the stage of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.
Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined. Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues related to the amount of emissions are reported when recognized following the sale.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee at the date of the award and is not subject to subsequent adjustments; the portion on an accrual basis is calculated pro rata over the period to which the incentive refers (vesting period)7. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period.
The fair value of stock options is the value of the option calculated with appropriate valuation techniques that take into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which do not satisfy conditions for the recognition in the balance sheet, are generally considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than the functional currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the end of period exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than the functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at fair value, recoverable amount or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

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(7)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.

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ENI REPORT ON THE FIRST HALF OF 2007 / USE OF ACCOUNTING ESTIMATES

Income taxes
Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognized in the item “Income taxes payable”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax laws that have been enacted or substantively enacted at period end and the tax rates estimated on annual basis. Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases. Deferred tax assets are recognized when their realization is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section “Current assets”.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g., hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g., hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially stated in net equity and then recognized in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.
Economic effects of transactions, which relate to purchase or sales contracts for commodities signed to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the goods, are recognized on an accrual basis, the so called normal sale and normal purchase exemption or own use exemption.

Interim financial statements
Assets and liabilities of the balance sheet are classified as current and non-current. Items of the profit and loss account are presented by nature. Statements of changes in shareholders’ equity present profit and loss for the period, transactions with shareholders and other changes of the shareholders’ equity.
Statements of cash flows are presented using the indirect method, whereby net profit is adjusted for the effects of transactions of a non-cash nature.

Use of accounting estimates

The preparation of these consolidated financial statements under IFRS requires management to make accounting estimates that are based on complex or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic considering the information available at the date of the estimate. The application of these estimates and assumptions affects the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the critical accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

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Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically.
The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UoP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volumes of estimated reserves, the less likely the property is to be impaired.

Impairment of assets
Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.
For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.
Goodwill and other intangible assets with indefinite useful life are not amortized but they are checked at least annually to determine whether their carrying amount is recoverable and in any case, when trigger events arise that would lead the entity to assume the value of an asset is impaired. In particular, goodwill impairment is based on the determination of the fair value of each cash generating unit to which goodwill can be attributed on a reasonable and consistent basis.
A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset retirement obligation
Obligations related to the removal of tangible equipment and the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the interim consolidated financial statements. Estimating future asset removal costs is difficult and requires management to make estimates and judgments due to the fact that most removal obligations will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal.

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Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate is adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combination
Accounting for the acquisition of a business requires the allocation of the purchase price to most assets and liabilities acquired at fair value. Any positive residual difference is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s interim consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of a yet unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employee benefits
Defined benefit plans and other long term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical costs trend rates, estimated retirement dates, mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account.
Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.
Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net

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cumulative actuarial gains and losses, unrecognized at the end of the previous reporting period, that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employees benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional incomes, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

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Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 6,368 million (euro 3,985 million at December 31, 2006) included financing receivables originally due within 90 days for euro 227 million (euro 240 million at December 31, 2006) and consisted of deposits with financial institutions with a notice greater than 48 hours. The increase of euro 2,383 million primarily concerned Eni Coordination Center SA (euro 969 million) and Eni SpA (euro 929 million).

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale of euro 3,313 million (euro 972 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Equity instruments		2,581
Securities held for operating purposes:
- listed Italian treasury bonds	329	441
- listed securities issued by Italian and foreign merchant banks	80	66
- non-quoted securities	11	11
	420	518
Securities held for non-operating purposes:
- listed Italian treasury bonds	508	205
- listed securities issued by Italian and foreign merchant banks	40	3
- non-quoted securities	4	6
	552	214
	972	3,313

Equity instruments of euro 2,581 million concerned the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange with floating shares that represent a 5% of the share capital. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price equaling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration on the capital employed and financing collateral expenses. In accordance with the fair value option provided for by IAS 39, Eni evaluated its 20% interest in OAO Gazprom Neft at fair value with changes in fair value recognized through the profit or loss account instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring both the equity instrument and the related call option on different basis. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. Consequently, the carrying amount of this equity instrument is determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the relevant call option, thus equaling the option strike price as of June 30, 2007.
Securities of euro 732 million (euro 972 million at December 31, 2006) were available for sale. At December 31, 2006 and June 30, 2007 Eni did not own financial assets held for trading.
The effects of the valuation at fair value of securities consisted of the following:

(million euro)	Value at Dec. 31, 2006	Realization to the profit and loss account	Value at June 30, 2007

Fair value	8	(11)	(3)
Deferred tax liabilities/assets	2	(3)	(1)
Other reserves of shareholders’ equity	6	(8)	(2)

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Securities held for operating purposes of euro 518 million (euro 420 million at December 31, 2006) concerned coverage securities of technical reserves of Eni’s insurance companies for euro 515 million (euro 417 million at December 31, 2006).
The fair value of securities was determined based on market quotations.

3 Trade and other receivables
Trade and other receivables of euro 17,648 million (euro 18,799 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Trade receivables	15,230	13,388
Financing receivables:
- for operating purposes - short-term	242	299
- for operating purposes - current portion of long-term receivables	4	15
- for non-operating purposes	143	192
	389	506
Other receivables:
- from disposals	100	167
- other	3,080	3,587
	3,180	3,754
	18,799	17,648

Receivables were recorded net of the allowance for impairment losses of euro 929 million (euro 874 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at June 30, 2007

Trade receivables	587	57	(8)	(19)	617
Financial receivables and other	287	35	(1)	(9)	312
	874	92	(9)	(28)	929

Trade receivables of euro 13,388 million decreased by euro 1,842 million. This decrease concerned for euro 2,154 million the Gas & Power segment and included the exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 75 million. Trade receivables included advances paid as a guarantee of contract work in progress for euro 67 million (euro 70 million at December 31, 2006).
Financing receivables made for operating purposes of euro 314 million (euro 246 million at December 31, 2006) concerned concessions, primarily, to unconsolidated subsidiaries, joint ventures and affiliates.
Other receivables of euro 3,754 million (euro 3,180 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Accounts receivable from:
- joint venture operators in exploration and production	1,376	1,582
- Italian governmental entities	266	283
- insurance companies	223	108
	1,865	1,973
Prepayments for services	440	336
Receivables relating to factoring operations	191	212
Other receivables	684	1,233
	3,180	3,754

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Receivables relating to factoring operations for euro 212 million (euro 191 million at December 31, 2006) relate to Serfactoring SpA and essentially concerned advances for factoring operations with recourse and receivables for factoring operations without recourse.
Receivables with related parties are described in Note 34 - Transactions with related parties.
The valuation at fair value of trade and other receivables did not have any significant effect.

4 Inventories
Inventories of euro 4,936 million (euro 4,752 million at December 31, 2006) consisted of the following:

Dec. 31, 2006	June 30, 2007

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	436	258		682	1,376	440	208		803	1,451
Products being processed and semi finished products	43	20		8	71	55	32		13	100
Work in progress long-term contracts			353		353			633		633
Finished products and goods	2,063	536		62	2,661	1,834	606		92	2,532
Advances	1		287	3	291			219	1	220
	2,543	814	640	755	4,752	2,329	846	852	909	4,936

Inventories were net of the valuation allowance of euro 66 million (euro 92 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at June 30, 2007

92	1	(17)	(10)	66

5 Current tax assets
Current tax assets of euro 589 million (euro 658 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Italian tax	394	295
Foreign tax	264	294
	658	589

Current tax assets concerned value added tax credits for euro 168 million (euro 303 million at December 31, 2006), income tax receivables of euro 140 million (euro 116 million at December 31, 2006) and excise taxes customs duties on natural gas and customs expenses for euro 61 million (euro 86 million at December 31, 2006).

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6 Other current assets
Other current assets of euro 697 million (euro 855 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Fair value of non-hedging derivatives	569	495
Fair value of cash flow hedge derivatives	37	3
Fair value of fair value hedge derivatives	1
Other assets	248	199
	855	697

Fair value of non hedging derivative contracts of euro 495 million (euro 569 million at December 31, 2006) consisted of the following:

Dec. 31, 2006	June 30, 2007

(million euro)	Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	137	1,400	133	1,114
Currency swap	46	5,502	48	6,990
Other		42		57
	183	6,944	181	8,161
Non-hedging derivatives on interest rate
Interest Rate Swap	66	3,393	131	4,386
	66	3,393	131	4,386
Non-hedging derivatives on commodities
Over the counter	35	262	24	269
Other	285	851	159	1,130
	320	1,113	183	1,399
	569	11,450	495	13,946

Information about the risk of hedged items and Eni’s hedging policy is included in Note 26 - Guarantees, commitments and risks - Management of risks.
Other assets of euro 199 million (euro 248 million at December 31, 2006) included accrued income and prepaid expenses for anticipated provision of service of euro 52 million (euro 65 million at December 31, 2006) and for rentals and fees of euro 21 million (euro 20 million at December 31, 2006).

Non-current assets

7 Property, plant and equipment
Tangible assets of euro 45,999 million (euro 44,312 million at December 31, 2006) consisted of the following:

(million euro)	Gross value at Dec. 31, 2006	Provisions for amortization and impairments at Dec. 31, 2006	Net value at Dec. 31, 2006	Investments	Depreciations	Impairments	Exchange rate differences	Other changes	Net value at June 30, 2007	Gross value at June 30, 2007	Provisions for amortization and impairments at June 30, 2007

Land	483	40	443	1			(1)	117	560	589	29
Buildings	3,236	1,794	1,442	19	(48)		(2)	(136)	1,275	3,031	1,756
Plant and machinery	79,873	44,500	35,373	627	(2,246)	(27)	(240)	861	34,348	80,440	46,092
Industrial and commercial equipment	1,659	1,233	426	49	(58)		(1)	36	452	1,719	1,267
Other assets	1,382	1,054	328	46	(41)		(2)	(53)	278	1,353	1,075
Tangible assets in progress and advances	6,822	522	6,300	2,611		(6)	(92)	273	9,086	9,638	552
	93,455	49,143	44,312	3,353	(2,393)	(33)	(338)	1,098	45,999	96,770	50,771

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Investments of euro 3,353 million (euro 2,588 million at June 30, 2006) essentially related to the Exploration & Production segment for euro 2,073 million (euro 1,721 million in the first half of 2006), the Engineering & Construction segment for euro 508 million (euro 223 million in the first half of 2006), the Gas & Power segment for euro 420 million (euro 354 million in the first half of 2006) and the Refining & Marketing segment for euro 299 million (euro 227 million in the first half of 2006). Capital expenditures included financial expenses for euro 68 million (euro 48 million in the first half of 2006) and were essentially related to the Exploration & Production segment for euro 47 million (euro 31 million in the first half of 2006), the Gas & Power segment for euro 12 million (the same amount as of the first half of 2006) and the Refining & Marketing segment for euro 8 million (euro 2 million in the first half of 2006). The interest rate used for the capitalization of finance expenses was between 4.2% and 5.0% (2.5% and 6.5% in the first half of 2006).
The depreciation rates used were in line with those used for the year 2006.
Impairments of euro 33 million primarily concerned mineral assets of the Exploration & Production segment (euro 27 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using a discount rate, before taxes, of 11.2%.
Other changes of euro 1,098 million primarily concerned the acquisition made by the Exploration & Production segment of a branch of business related to mineral assets in Congo (euro 1,515 million). The allocation of the current value to these assets is to be considered as a provisional attribution considering the time required for their valuation. This increase was partially offset by the net effect of the initial recognition and reviews to the estimate of dismantling and restoration of sites for euro 275 million and the sale of tangible assets for euro 140 million, of which euro 133 million related to mineral assets of the Exploration & Production segment.
The gross carrying amount of fully depreciated property, plant and equipment that is still in use amounted to euro 12,127 million and primarily concerned refineries and oil deposits of the Refining & Marketing segment (euro 4,371 million), the gas transportation network of Snam Rete Gas SpA (euro 3,741 million) and petrochemical plants of Polimeri Europa SpA (euro 1,743 million) and Syndial SpA (euro 1,344 million).
At June 30, 2007, tangible assets were pledged for euro 85 million primarily as collateral on debt incurred by Eni (euro 54 million at December 31, 2006).
Government grants recorded as decrease of property, plant and equipment amounted to euro 1,142 million (euro 1,067 million at December 31, 2006).
Assets acquired under financial lease amounted to euro 83 million and concerned for euro 35 million a drilling platform of the Engineering & Construction segment and for euro 34 million FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities.

8 Other assets
Other assets of euro 614 million concerned the tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV. Additional information is included in Note 26 - Guarantees, commitments and risks - Other commitments and risks.

9 Inventories - compulsory stock
Inventories - compulsory stocks of euro 1,899 million (euro 1,827 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Crude oil and petroleum products	1,670	1,743
Natural gas	157	156
	1,827	1,899

Compulsory stocks were primarily held by Italian companies (euro 1,688 million and euro 1,766 million at December 31, 2006 and at June 30, 2007, respectively) and represent certain minimum quantities required by Italian law.

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10 Intangible assets
Intangible assets of euro 3,962 million (euro 3,753 million at December 31, 2006) consisted of the following:

(million euro)	Gross value at Dec. 31, 2006	Provisions for amortization and impairments at Dec. 31, 2006	Net value at Dec. 31, 2006	Investments	Amortization	Other changes	Net value at June 30, 2007	Gross value at June 30, 2007	Provisions for amortization and impairments at June 30, 2007

Intangible assets with a definite life
Costs for research of mineral resources	1,290	881	409	757	(793)	87	460	1,378	918
Industrial patent rights and intellectual property rights	1,113	1,001	112	10	(31)	4	95	1,147	1,052
Concessions, licenses, trademarks and similar items	2,417	1,561	856	3	(44)	8	823	2,427	1,604
Intangible assets in progress and advances	156	5	151	131		(18)	264	269	5
Other intangible assets	457	316	141	3	(9)	(1)	134	405	271
	5,433	3,764	1,669	904	(877)	80	1,776	5,626	3,850
Intangible assets with a indefinite life
Goodwill			2,084			102	2,186
			3,753	904	(877)	182	3,962

Costs for research of mineral resources for euro 460 million concerned the purchase of mineral rights (euro 456 million). This item also included exploration expenditures amortized in full in the period incurred for euro 735 million (euro 375 million in the first half of 2006). Concessions, licenses, trademarks and similar items for euro 823 million primarily concerned the transmission rights for natural gas imported from Algeria (euro 549 million) and concessions for mineral exploration (euro 214 million).
Other intangible assets with a definite life of euro 134 million included royalties for the use of licenses by Polimeri Europa SpA (euro 78 million) and the estimated expenditures for social projects to be incurred by Eni SpA following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 23 million).
The depreciation rates used were in line with those used for the year 2006.
The gross carrying amount of fully depreciated intangible assets still in use amounted to euro 852 million.
Other changes of intangible assets with a definite life of euro 80 million concerned the acquisition made by the Exploration & Production segment of a branch of business related to mineral assets in Congo (euro 92 million). The allocation of the current value to these assets is to be considered as a provisional attribution considering the time required for their valuation. This increase was partially offset by negative exchange rate differences due to the translation of financial statements prepared in currencies other than the euro of euro 8 million.
Goodwill for euro 2,186 million concerned the Gas & Power segment (euro 1,125 million, of which euro 758 million related to the public offering of Italgas SpA shares in 2003), the Engineering & Construction segment (euro 791 million, of which euro 768 million related to the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 224 million, of which euro 219 million related to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 46 million).
Other changes related to goodwill of euro 102 million concerned the allocation to goodwill of the difference between the price paid by Snam Rete Gas SpA for the purchase of treasury shares and the corresponding portion of shareholders’ equity acquired following the increase of Eni’s interest (euro 139 million). Such increase was partially offset by the reclassification to assets held for sale of the goodwill allocated on Camom SA following the acquisition of Bouygues Offshore SA (euro 39 million).

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 4,845 million (euro 3,886 million at December 31, 2006) consisted of the following:

(million euro)	Value at Dec. 31, 2006	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value at June 30, 2007

Investments in unconsolidated subsidiaries	144	1	4	(2)	(3)	(1)	(10)	133
Investments in joint ventures	2,506	1,078	250	(93)	(157)	(32)	(119)	3,433
Investments in affiliates	1,236		200	(1)	(153)	(5)	2	1,279
	3,886	1,079	454	(96)	(313)	(38)	(127)	4,845

Acquisitions and subscriptions for euro 1,079 million essentially concerned the subscriptions of capital increase of Eni Russia BV (euro 1,046 million) and Enirepsa Gas Ltd (euro 32 million).
Gains from the valuation of investments using the equity method of euro 454 million primarily related to Galp Energia SGPS SA (euro 136 million), Unión Fenosa Gas SA (euro 80 million), United Gas Derivatives Co (euro 27 million), Gaztransport et Technigaz SAS (euro 21 million) and Blue Stream Pipeline Co BV (euro 20 million).
Losses from the valuation of investments using the equity method of euro 96 million primarily related to Eni Russia BV (euro 58 million), Enirepsa Gas Ltd (euro 16 million) and Starstroi Llc (euro 15 million).
Deduction following the distribution of dividends of euro 313 million primarily related to Galp Energia SGPS SA (euro 84 million), Unión Fenosa Gas SA (euro 61 million), Trans Austria Gasleitung GmbH (euro 29 million), Gaztransport et Technigaz SAS (euro 28 million), Azienda Energia e Servizi Torino SpA (euro 17 million), United Gas Derivatives Co (euro 16 million) and Supermetanol CA (euro 15 million).
Other changes of euro 127 million primarily concerned the reclassification to assets held for sale of Haldor Topsøe AS (euro 76 million).

Other investments
Other investments of euro 364 million (euro 360 million at December 31, 2006) consisted of the following:

(million euro)	Gross value at Dec. 31, 2006	Accumulated impairment charges at Dec. 31, 2006	Net value at Dec. 31, 2006	Sales and settlements	Exchange rate differences	Other changes	Net value at June 30, 2007	Gross value at June 30, 2007	Accumulated impairment charges at June 30, 2007

Investments in unconsolidated subsidiaries	49	28	21			(17)	38	46	8
Investments in affiliates	10	1	9			(1)	8	9	1
Other investments	332	2	330	(3)	(7)	(2)	318	320	2
	391	31	360	(3)	(7)	14	364	375	11

Investments in unconsolidated subsidiaries and affiliates are valued at cost net of impairment losses. Other investments, for which the fair value cannot be reliably determined, are recognize at cost adjusted for impairment losses.

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12 Other financial assets
Other financial receivables of euro 596 million (euro 805 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Financial receivables:
- for operating purpose	532	330
- for non-operating purpose	252	245
	784	575
Securities:
- for operating purpose	21	21
	21	21
	805	596

Financial receivables are presented net of the allowance for impairment losses of euro 25 million (euro 24 million at December 31, 2006).
Operating financial receivables of euro 330 million (euro 532 million at December 31, 2006) primarily concerned loans made by the Exploration & Production segment (euro 234 million) and Gas & Power segment (euro 60 million).
Non-operating financial receivables of euro 245 million (euro 252 million at December 31, 2006) concerned a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 246 million at December 31, 2006).
Receivables in currency other than the euro amounted to euro 533 million (euro 693 million at December 31, 2006).
Receivables due beyond five years amounted to euro 263 million (euro 396 million at December 31, 2006).
Securities of euro 21 million were considered held-to-maturity investments and concerned securities issued by the Italian Government (euro 20 million).
Securities had a maturity within five years.
The valuation at the fair value of other financial assets did not have any significant effect.

13 Deferred tax assets
Deferred tax assets of euro 1,650 million (euro 1,725 million at December 31, 2006) were presented net of deferred tax liabilities for which Eni possesses the legal right of offset for euro 3,892 million (euro 4,028 million at December 31, 2006).

(million euro)	Value at December 31, 2006	Additions	Deductions	Other	Value at June 30, 2007

1,725	517	(743)	151	1,650

Other changes of euro 151 million primarily concerned the lower offset, for each company, of deferred tax assets with deferred tax liabilities (euro 136 million), the recognition as a contra-entry to the reserve of the shareholders’ equity of the tax effect related to the valuation at the fair value of cash flow hedge derivatives (euro 112 million) and other financial assets held for sale (euro 1 million). This increase were partially offset by negative exchange rate differences due to the translation of financial statements prepared in currencies other than the euro (euro 35 million). Deferred tax assets are described in Note 22 - Deferred tax liabilities.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Other non-current receivables
Other non-current receivables of euro 1,263 million (euro 994 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Tax receivables from:
- Italian tax authorities
. income tax credits	501	502
. interest on tax credits	322	330
. value added tax (VAT)	37	33
. other	13	10
	873	875
- foreign tax authorities	30	15
	903	890
Other receivables:
- towards insurance companies		142
- in relation to disposals	2	7
- others	83	187
	85	336
Other non-current receivables	6	37
	994	1,263

Current liabilities

15 Short-term financial liabilities
Short-term financial liabilities of euro 8,131 million (euro 3,400 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Banks	3,178	5,647
Financial liabilities represented by commercial papers		2,188
Other financing institutions	222	296
	3,400	8,131

The increase in short-term financial liabilities of euro 4,731 million included exchange rate differences related to the translation of financial statements prepared in currencies other than the euro for euro 112 million. Financial liabilities represented by commercial papers of euro 2,188 million concerned an emission of commercial papers issued by the financial company Eni Coordination Center SA.

16 Trade and other payables
Trade and other payables of euro 15,531 million (euro 15,995 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Payables	10,528	9,751
Advances	1,362	1,387
Other payables:
- in relation to investments	1,166	1,337
- others	2,939	3,056
	4,105	4,393
	15,995	15,531

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Trade payables of euro 9,751 million decreased by euro 777 million. Such decrease concerned for euro 1,069 million the Gas & Power segment and included exchange rate differences related to the translation of financial statements prepared in currencies other than euro for euro 58 million.
Advances of euro 1,387 million (euro 1,362 million at December 31, 2006) concerned payments received in excess of the value of the work in progress performed for euro 905 million (euro 884 million at December 31, 2006), advances on contract work in progress for euro 78 million (euro 197 million at December 31, 2006) and other advances for euro 404 million (euro 281 million at December 31, 2006). Advances on contract work in progress concerned the Engineering & Construction segment.
Other payables of euro 4,393 million (euro 4,105 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Payables due to:
- joint venture operators in exploration and production activities	1,146	1,356
- suppliers in relation to investments	923	1,056
- social security entities	339	293
- non-financial governmental entities	274	288
- employees	336	267
	3,018	3,260
Cautionary deposit	2	2
Other payables	1,085	1,131
	4,105	4,393

Payables with related parties are described in Note 34 - Transactions with related parties.
The valuation at fair value of trade and other payables did not have any significant effect.

17 Taxes payable
Taxes payable of euro 3,582 million (euro 2,830 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Income taxes payable	1,640	1,714
Customs and excise duties	683	1,183
Other	507	685
	2,830	3,582

Income taxes payable of euro 1,714 million (euro 1,640 million at December 31, 2006) concerned Italian companies for euro 158 million and foreign companies for euro 1,556 million (euro 158 million and euro 1,482 million at December 31, 2006, respectively). Income taxes of Italian companies included a positive fiscal effect recognized as a contra-entry to the reserve of the shareholders’ equity and related to the valuation at the fair value of cash flow hedge derivatives (euro 205 million).
Customs and excise duties of euro 1,183 million increased by euro 500 million following the payment made by the Refining & Marketing segment and Gas & Power segment on July 2007 of excise tax and custom duties due for June 2007 (excise tax and custom duties due for December are paid in the same month of December in full).

18 Other current liabilities
Other current liabilities of euro 604 million (euro 634 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Fair value of non-hedging derivatives	395	253
Fair value of cash flow hedge derivatives	40	182
Other liabilities	199	169
	634	604

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Fair value of non-hedging derivative contracts of euro 253 million (euro 395 million at December 31, 2006) consisted of the following

Dec. 31, 2006	June 30, 2007

(million euro)	Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Currency Swap	11	1,291	23	4,725
Interest Currency Swap	19	257	24	398
Other	2	70	1	94
	32	1,618	48	5,217
Non-hedging derivatives on interest rate
Interest Rate Swap	30	2,122	27	1,066
	30	2,122	27	1,066
Non-hedging derivatives on commodities
Over the counter	52	635	13	189
Other	281	930	165	1,116
	333	1,565	178	1,305
	395	5,305	253	7,588

Fair value of cash flow hedge derivatives of euro 182 million concerned for euro 180 million (euro 40 million at December 31, 2006) the fair value evaluation of certain cash flow hedges entered by the Exploration & Production segment in order to hedge cash flows expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end. Changes in the fair value were recognized in the shareholders’ equity for euro 176 million and in the profit and loss account as financial expenses for euro 6 million because of their hedging ineffectiveness (time value component). Commitments related to cash flow hedge derivatives amounted to euro 1,179 million (euro 529 million at December 31, 2006).
Information concerning the hedged risks and the hedging policies is shown at Note 26 - Guarantees, commitments and risks.

Non-current liabilities

19 Long-term debt and current portion of long-term debt
Long-term debt and the current portion of long-term debt of euro 8,010 million (euro 8,299 million at December 31, 2006) were as follows:

(million euro)	Dec. 31, 2006	June 30, 2007

Long-term debt	Current portion of long-term debt	Total	Long-term debt	Current portion of long-term debt	Total

Banks	4,412	685	5,097	4,222	752	4,974
Ordinary bonds	2,180	131	2,311	2,041	101	2,142
Other financing institutions	817	74	891	817	77	894
	7,409	890	8,299	7,080	930	8,010

The decrease of long-term debt including the current portion of long-term debt of euro 289 million included negative exchange rate differences on the translation of financial statements prepared in currencies other than the euro for euro 82 million.

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Debt incurred with other parties of euro 894 million included euro 50 million of finance lease transactions. The residual debt, represented by the sum of discounted future lease payments applying the effective interest rate, interests and the total of future lease payments, including the related expiration dates, were as follows:

Maturity range

(million euro)	Within 12 months	Between one and five years	After five years	Total

Residual debt	12	32	6	50
Interests	6	14	6	26
Undiscounted value of future lease payments	18	46	12	76

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2006 and June 30, 2007, the amount of short and long-term debt subject to restrictive covenants was euro 1,131 million and euro 1,098 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 75 million (the same amount as of December 31, 2006), that require maintenance of certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.
Bonds of euro 4,974 million concerned bonds issued within the Euro Medium Term Notes Program for a total of euro 4,314 million and other bonds for a total of euro 660 million.
Bonds as of at June 2007, including the issuing entity, the expiration dates and interest rates, by currency, are as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	Rate %

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	7	1,507	Euro		2013		4.625
- Eni Coordination Center SA	1,012	33	1,045	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	520	5	525	Euro	2007	2015		variable
- Eni SpA	500	1	501	Euro		2010		6.125
- Eni Coordination Center SA	277	3	280	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	188	5	193	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	156		156	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	64		64	U.S. dollar	2007	2013		variable
- Eni Coordination Center SA	30		30	Swiss franc		2010		2.043
- Eni Coordination Center SA	13		13	Swiss franc		2007		variable
	4,260	54	4,314
Other bonds:
- Eni USA Inc	296	3	299	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	223	(10)	213	British pound		2009		10.375
- Eni USA Inc	148		148	U.S. dollar		2007		6.750
	667	(7)	660
	4,927	47	4,974

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 245 million).

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bonds due within 18 months amounted to euro 905 million and concerned Eni Coordination Center SA (euro 757 million) and Eni USA Inc (euro 148 million). In the first half of 2007, Eni did not issue new bonds.
The weighted average interest rate of Eni’s long-term debt was 4.8% and 4.7% for the periods ended December 31, 2006 and June 30, 2007, respectively.
Fair value of long-term debt, including the current portion of long-term debt, amounted to euro 8,063 million (euro 8,415 million at December 31, 2006) and consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Ordinary bonds	5,239	5,016
Banks	2,311	2,142
Other financing institutions	865	905
	8,415	8,063

Fair value was calculated by discounting the future cash flows using rates between 4.1% and 6.3% (3.6% and 5.6% at December 31, 2006). Financial liabilities for euro 223 million were guaranteed by mortgages and liens on tangible assets of consolidated companies and by pledges on securities and fixed deposits (euro 231 million at December 31, 2006).
Net borrowings, as defined in the “Financial Review” in the “Operating and Financial Review”, consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Current	Non current	Total	Current	Non current	Total

A. Cash	3,745		3,745	6,141		6,141
B. Cash equivalent	240		240	227		227
C. Securities available for sale	552		552	214		214
D. Liquidity (A+B+C)	4,537		4,537	6,582		6,582
E. Financial receivables	143	252	395	192	245	437
F. Short-term financial liabilities towards banks	3,178		3,178	5,647		5,647
G. Long-term financial liabilities towards banks	131	2,180	2,311	101	2,041	2,142
H. Bonds	685	4,412	5,097	752	4,222	4,974
I. Short-term financial liabilities towards related parties	92		92	97		97
L. Long-term financial liabilities towards related parties		16	16		17	17
M. Other short-term financial liabilities	130		130	2,387		2,387
N. Other long-term financial liabilities	74	801	875	77	800	877
O. Total borrowings (F+G+H+I+L+M+N)	4,290	7,409	11,699	9,061	7,080	16,141
M. Net borrowings (O-D-E)	(390)	7,157	6,767	2,287	6,835	9,122

Securities available for sale of euro 214 million (euro 552 million at December 31, 2006) were held for non-operating purposes. The item did not include securities available for sale held for operating purposes of euro 518 million (euro 420 million at December 31, 2006) which primarily concerned securities covering the technical reserves of the insurance companies for euro 515 million (euro 417 million at December 31, 2006).
Financial receivables of euro 437 million (euro 395 million at December 31, 2006) were held for non-operating purposes. The item did not include financial receivables held for operating purposes of euro 314 million (euro 246 million at December 31, 2006), of which euro 306 million (euro 241 million at December 31, 2006) granted to unconsolidated subsidiaries, joint ventures and affiliates primarily for the

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implementation of industrial plans. Non current financial receivables of euro 245 million (euro 252 million at December 31, 2006) concerned a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 246 million at December 31, 2006).

20 Provisions for contingencies
Provisions for contingencies of euro 8,208 million (euro 8,614 million at December 31, 2006) consisted of the following:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at June 30, 2007

Provisions for site restoration and abandonment	3,724	136	(356)	(14)	3,490
Provisions for environmental risks	1,905	127	(148)	(29)	1,855
Provisions for contract penalties and disputes	654	101	(17)	8	746
Loss adjustments and actuarial provisions for Eni’s insurance companies	565	5	(8)	15	577
Provisions for taxes	221	5	(6)	(11)	209
Provisions for losses related to investments	184	16	(6)	(18)	176
Provisions for restructuring or decommissioning	157	5	(11)		151
Provisions for OIL insurance	108		(26)		82
Provisions for onerous contracts	100		(21)		79
Provisions for revision of selling prices	172	24	(140)		56
Provisions for prize promotion	50	26	(44)		32
Other (*)	774	232	(244)	(7)	755
	8,614	677	(1,027)	(56)	8,208

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 3,490 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 3,432 million). Additions of euro 136 million included amounts recorded on initial recognition and changes to the estimates of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer (euro 51 million) and financial expense due to the passage of time charged to the profit and loss account (euro 85 million). The discount rates used range between 4.7% and 6.4%. Deductions of euro 356 million concerned changes to the estimates of the provision for dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer (euro 319 million) and spending on existing obligations (euro 37 million). Other changes of euro 14 million included negative exchange rate differences on the translation of financial statements prepared in currencies other than the euro for euro 16 million.
Provisions for environmental risks of euro 1,855 million represented, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,366 million), the Refining & Marketing segment (euro 346 million) and the Gas & Power segment (euro 76 million). Additions of euro 127 million primarily related to Syndial SpA (euro 83 million) and the Refining & Marketing segment (euro 31 million) and included additions due to the passage of time for euro 6 million. Deductions of euro 148 million primarily concerned Syndial SpA (euro 95 million) and the Refining & Marketing segment (euro 32 million) and included deductions not corresponding to cash expenditures for euro 13 million and changes to the estimates of the expense for euro 13 million.
Provisions for contract penalties and disputes of euro 746 million primarily included charges expected on contract penalties and general disputes. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. Additions for euro 101 million primarily related to Syndial SpA (euro 72 million). Deductions of euro 17 million included deductions not corresponding to cash expenditures for euro 10 million.
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 577 million represented the liabilities accrued for claims on insurance policies underwritten by Eni’s insurance companies. Deductions of euro 8 million concerned deductions not corresponding to cash expenditures with regards to the reported accidents.
Provisions for taxes of euro 209 million primarily included charges for unsettled tax claims to uncertain applications of the tax regulation for foreign companies of the Exploration & Production segment (euro 166 million).
Provisions for losses on investments of euro 176 million represented losses incurred to date in excess of the carrying value of investments.

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Provisions for restructuring or decommissioning of production facilities of euro 151 million mainly represented the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 114 million). Deductions of euro 11 million concerned deductions not corresponding to cash expenditures for euro 2 million.
Provisions for OIL insurance of euro 82 million included the provisions related to the increase of charges that will be paid within the next 5 years, due by Eni for participation in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.
Provisions for onerous contracts of euro 79 million essentially concerned Syndial SpA and related to contracts for which the termination or execution costs exceed the relevant benefits.
Provisions for the revision of selling prices of euro 56 million primarily concerned the provision for the estimated adverse impact of the application of Decision 248/2004 by the Italian Authority for Electricity and Gas affecting the parameters for upgrading the raw material component in price formulas for end users (euro 23 million). Deductions of euro 140 million concerned deductions not corresponding to cash expenditures for euro 94 million primarily related to the adoption of the new tariffs’ regime introduced by Decision 134/2006 by the Italian Authority for Electricity and Gas.
Provisions for prize promotion of euro 32 million concerned the provisions of the Refining & Marketing segment related to promotion campaigns. Deductions of euro 44 million included deductions not corresponding to cash expenditures for euro 3 million.
Deductions of other provisions for euro 244 million included deductions not corresponding to cash expenditures for euro 96 million.

21 Provisions for employee benefits
Provisions for employee benefits of euro 936 million (euro 1,071 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

TFR	608	517
Foreign pension plans	268	216
Supplementary medical reserve for Eni managers (FISDE) and other medical plans of foreign companies	100	100
Other benefits	95	103
	1,071	936

Provisions for indemnities upon termination of employment essentially concerned the provisions accrued by Italian companies for employee termination indemnities (“TFR”), regulated by Article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.
Following the becoming effective of the Budget Law for 2007 and related decrees, from January 1, 2007 the TFR entitlement will be allocated to pension funds, to the treasury fund of INPS or, in the case of a company of less than 50 employees, it may remain in the company as in the preceding periods.
Employees had the possibility to choose the allocation of their TFR until June 30, 2007. Therefore, the allocation of the TFR accrued to pension funds or to INPS implies that a relevant portion of the TFR entitlement must be classified as a defined contribution plan, because the company’s obligation is entirely represented by the contributions to the pension fund or to INPS. The liability relating to the previous TFR set aside continues to represent a defined benefit plan to be valued by using actuarial assumptions.
The change in the nature of this institution implied to re-determine the value of previous TFR accrued, essentially, following the exclusion from the actuarial calculation of the assumptions related to the wage increases and the review of the financial assumptions. The effect of the change in the valuation of the previous TFR accrued charged to the profit and loss account amounted to euro 74 million.
Pension funds concerned defined benefit plans of foreign companies located, primarily, in the United Kingdom, Nigeria and Germany. Benefits consisted of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.
The supplementary medical reserve for Eni managers (FISDE) and other medical plans of foreign companies are calculated on the basis of the contributions paid by the company for retired managers.
Other benefits primarily concerned a deferred monetary incentive plan and Jubilee awards. The deferred monetary incentive plan is an estimate of the variable compensation dependent on company’s performance that will be paid out in 2009 to Eni managers who reach individual defined targets.

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Jubilee awards are benefits due following the attainment of a minimum period of service and, regarding to the Italian companies, consist of an in-kind remuneration.
The value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan asset	FISDE	Other benefits	Total

2006
Current value of benefit liabilities and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Contributions		(3)	(88)			(91)
Actuarial gains/losses	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Exchange rate differences and other changes	1	(6)	16			11
Current value of benefit liabilities and plan assets at end of year	614	771	(440)	91	95	1,131
2007
Current value of benefit liabilities and plan asset at beginning of year	614	771	(440)	91	95	1,131
Current cost		7		1	10	18
Interest cost	11	13		1	2	27
Expected return on plan assets			(11)			(11)
Contributions			(57)			(57)
Actuarial gains/losses
Benefits paid	(33)	(18)	6	(2)		(47)
Curtailments and settlements	(74)					(74)
Exchange rate differences and other changes	5	(4)	9		(4)	6
Current value of benefit liabilities and plan asset at June 30, 2007	523	769	(493)	91	103	993

Gross liability for employee benefits of foreign pension plans of euro 769 million (euro 771 million at December 31, 2006) included liabilities of joint ventures operating in exploration and production activities for euro 112 million and euro 83 million at December 31, 2006 and June 30, 2007, respectively; a receivable was recorded against such liability. Funds for other benefits of euro 103 million (euro 95 million at December 31, 2006) primarily concerned Jubilee awards for euro 44 million (the same amount as of December 31, 2006) and the deferred monetary incentive plan for euro 39 million (euro 37 million at December 31, 2006).

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Changes in plan assets and benefit obligations related to provisions for employee benefits consisted of the following:

TFR	Foreign pension plans	FISDE	Other benefits

(million euro)	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006	June 30, 2007

Current value of benefit liabilities with plan assets at end of year			771	769
Current value of plan assets			(440)	(493)
Net current value of benefit liabilities with plan assets at end of year			331	276
Net current value of benefit liabilities without plan assets	614	523			91	91	95	103
Actuarial gains (losses) not recognized	(6)	(6)	(63)	(60)	9	9
Net benefit liability recognized in the provisions for employee benefits	608	517	268	216	100	100	95	103

22 Deferred tax liabilities
Deferred tax liabilities of euro 6,427 million (euro 5,852 million at December 31, 2006) were net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at June 30, 2007

Deferred tax liabilities	5,852	690	(603)	488	6,427

Other changes of euro 488 million concerned the deferred tax effect of the valuation at fair value of a branch of business related to mineral assets acquired by the Exploration & Production segment in Congo (euro 522 million) and the lower offset, for each company, of deferred tax assets with deferred tax liabilities (euro 136 million). This increase were partially offset by negative exchange rate differences due to the translation of financial statements prepared in currencies other than the euro (euro 67 million) and by tax effect related to fair value evaluation of securities available for sale (euro 2 million).
Deferred tax liabilities consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Deferred income taxes	9,880	10,319
Deferred income taxes available for offset	(4,028)	(3,892)
	5,852	6,427
Deferred income taxes not available for offset	(1,725)	(1,650)
	4,127	4,777

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The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Exchange rate differences	Other change	Value at June 30, 2007

Deferred tax liabilities:
- accelerated tax depreciation	6,851	430	(213)	(58)	532	7,542
- application of the weighted average cost method in evaluation of inventories	649	114	(79)		12	696
- site restoration and abandonment (tangible assets)	683	18	(85)		(57)	559
- capitalized interest expenses	232		(10)		2	224
- other	1,465	128	(216)	(9)	(70)	1,298
	9,880	690	(603)	(67)	419	10,319
Deferred tax assets:
- assets revaluation as per Law No. 342/2000 and No. 448/2001	(1,017)		36		1	(980)
- site restoration and abandonment (provisions for contingencies)	(1,496)	(54)	25	10	73	(1,442)
- depreciation and amortization	(744)	(78)	181	15	(7)	(633)
- accruals for impairment losses and provisions for contingencies	(1,000)	(160)	156		(37)	(1,041)
- tax loss carry forwards	(83)	(1)	10	1	14	(59)
- other	(1,413)	(224)	335	9	(94)	(1,387)
	(5,753)	(517)	743	35	(50)	(5,542)
Net deferred tax liabilities	4,127	173	140	(32)	369	4,777

Deferred tax assets were recognized to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.
No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 160 million).

23 Other non-current liabilities
Other non-current liabilities of euro 1,146 million (euro 418 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Fair value of cash flow hedge derivatives		712
Payables related to capital expenditures	26	15
Other payables	207	208
Other liabilities	185	211
	418	1,146

Fair value of cash flow hedge derivatives of euro 712 million concerned contracts recognized on the fair value evaluation of certain cash flow hedges, which the Exploration & Production segment entered into in order to hedge cash flows expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end. Changes in the fair value were recognized in the shareholders’ equity for euro 671 million and in the profit and loss account as financial expenses for euro 41 million because of their hedging ineffectiveness (time value component). Commitments related to cash flow hedge derivatives amounted to euro 4,784 million.
Information concerning the hedged risks and the hedging policies is shown at Note 26 - Guarantees, commitments and risks.

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24 Assets held for sale and liabilities directly associated to assets held for sale
Assets held for sale and liabilities directly associated to assets held for sale of euro 193 million and euro 65 million concerned the sale carried out by the Engineering & Construction segment of the Camom group and of the investment in Haldor Topsøe AS. Camom Group operates in France in the segment of maintenance services of industrial plants. The sale was defined in July 2007 and is subject to the authorization of the competent Antitrust Authority. Haldor Topsøe AS operates in the segments of catalyst engineering and process technologies. The sale is planned for the second half 2007.

25 Shareholders’ equity

Minority interest
Minority interest in net profit and shareholders’ equity related to the following consolidated subsidiaries:

Net profit	Shareholders’ equity

(million euro)	First half 2006	First half 2007	Dec. 31, 2006	June 30, 2007

Snam Rete Gas SpA	155	165	879	983
Saipem SpA	169	139	1,004	800
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	2	(2)	79	79
Others	12	9	208	206
	338	311	2,170	2,068

Eni shareholders’ equity
Eni shareholders' equity of euro 40,228 million (euro 39,029 million at December 31, 2006) consisted of the following:

(million euro)	Value at Dec. 31, 2006	Value at June 30, 2007

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,262	7,242
Cumulative translation exchange differences reserve	(398)	(629)
Other reserves	400	(124)
Retained earnings	25,168	29,613
Treasury shares	(5,374)	(5,693)
Interim dividend	(2,210)
Net profit for the period	9,217	4,855
	39,029	40,228

Share capital
At June 30, 2007 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2006).
On May 24, 2007 Eni’s Shareholders’ Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2006 dividend of euro 0.60 per share. The balance was made available for payment on June 21, 2007 and the ex-dividend date was June 18, 2007.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Reserve for treasury shares
The reserve for treasury shares represents the reserve assigned to purchasing shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,242 million (euro 7,262 million at December 31, 2006) included purchased treasury shares.

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Cumulative translation exchange differences reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than the euro.

Other reserves
Other reserves of a negative value of euro 124 million (positive value of euro 400 million at December 31, 2006) consisted of the following:
- euro 247 million concerned the increase, in a contra-entry to the minority interest, of Eni shareholders’ equity following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (the same amount as of December 31, 2006);
- euro 158 million concerned Eni SpA’s equity reserves (euro 146 million at December 31, 2006);
- euro 529 million concerned the negative reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives, net of the relevant tax effect (positive reserve of euro 7 million at December 31, 2006).
The reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives, net of the relevant effect, consisted of the following:

Securities available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year	2		2	1		1	3		3
Amount recognized in the profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7
Changes of the first half 2007	(11)	3	(8)	(845)	317	(528)	(856)	320	(536)
Reserve as of June 30, 2007	(3)	1	(2)	(844)	317	(527)	(847)	318	(529)

Treasury shares
Treasury shares purchased amount to euro 5,693 million (euro 5,374 million at December 31, 2006) and consisted of 337,370,797 ordinary shares at a nominal value of euro 1 owned by Eni SpA (324,959,866 ordinary shares at December 31, 2006). Treasury shares of euro 814 million (euro 839 million at December 31, 2006), are represented by 38,536,600 shares (40,114,000 shares at December 31, 2006) and are assigned to the 2002-2005 and 2006-2008 stock option plans (36,890,600 shares) as well as the 2003-2005 stock grant plan (1,646,000 shares). The decrease of 1,577,400 shares consisted of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000
Rights exercised	(1,193,900)	(226,800)	(1,420,700)
Rights cancelled	(155,900)	(800)	(156,700)
Number of shares at June 30, 2007	36,890,600	1,646,000	38,536,600

At June 30, 2007, options and grants outstanding were 13,940,600 shares and 1,646,000 shares, respectively. Options refer to the 2002 stock plan for 125,500 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 411,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 2,799,500 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 3,819,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,784,700 shares with an weighted average exercise price of euro 23.119 per share.
Information about commitments related to stock grant and stock option plans is included in Note 28 - Operating expenses.

Distributable reserves
At June 30, 2007 Eni shareholders’ equity included distributable reserves for approximately euro 33,500 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 45 million).

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Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	First half 2006	First half 2007	Dec. 31, 2006	June 30, 2007

As recorded in Eni SpA’s Financial Statements	5,455	5,574	26,935	30,406
Difference between the equity value of separate Financial Statements of consolidated subsidiaries with respect to the corresponding book value in the statutory accounts of the parent company	115	(722)	16,136	13,728
Consolidation adjustments:
- difference between cost and underlying value of equity	(1)	(1)	1,138	1,235
- elimination of tax adjustments and compliance with accounting principles	287	222	(1,435)	(1,095)
- elimination of unrealized intercompany profits	(98)	53	(2,907)	(2,855)
- deferred taxes	(201)	42	1,244	780
- other adjustments	56	(2)	88	97
	5,613	5,166	41,199	42,296
Minority interest	(338)	(311)	(2,170)	(2,068)
As recorded in Consolidated Financial Statements	5,275	4,855	39,029	40,228

26 Guarantees, commitments and risks

Guarantees
Guarantees of euro 14,720 million (euro 14,384 million at December 31, 2006) consisted of the following:

Dec. 31, 2006	June 30, 2007

(million euro)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated companies		6,539	6,539		6,966	6,966
Unconsolidated subsidiaries	3	294	297	3	191	194
Affiliated companies and joint ventures	5,682	1,735	7,417	5,754	1,657	7,411
Others	79	52	131	72	77	149
	5,764	8,620	14,384	5,829	8,891	14,720

Guarantees given on behalf of consolidated companies of euro 6,966 million (euro 6,539 million at December 31, 2006) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,513 million (euro 3,467 million at December 31, 2006), of which euro 2,570 million related to the Engineering & Construction segment (euro 2,726 million at December 31, 2006); (ii) VAT recoverable from tax authorities for euro 1,352 million (euro 1,393 million at December 31, 2006); (iii) insurance risk for euro 270 million reinsured by Eni (euro 246 million at December 31, 2006). At June 30, 2007 the underlying commitment covered by such guarantees was euro 6,626 million (euro 6,160 million at December 31, 2006).
Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries of euro 194 million (euro 297 million at December 31, 2006) consisted of unsecured guarantees, letters of patronage and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 182 million (euro 288 million at December 31, 2006). At June 30, 2007, the underlying commitment covered by such guarantees was euro 102 million (euro 204 million at December 31, 2006).
Unsecured guarantees and other guarantees given on behalf of joint ventures and affiliated companies of euro 7,411 million (euro 7,417 million at December 31, 2006) primarily concerned: (i) a guarantee of euro 5,728 million (euro 5,654 million at December 31, 2006) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding Eni subsidiaries', gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of

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patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,149 million (euro 1,214 million at December 31, 2006), of which euro 738 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financing institutions (euro 756 million at December 31, 2006); the decrease of euro 18 million concerned negative translation exchange rate differences; (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 257 million (euro 251 million at December 31, 2006). At June 30, 2007, the underlying commitment covered by such guarantees was euro 2,210 million (euro 2,470 million at December 31, 2006).
Unsecured and other guarantees given on behalf of third parties of euro 149 million (euro 131 million at December 31, 2006) consisted primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 85 million on behalf of minor investments or companies sold (euro 87 million at December 31, 2006). At June 30, 2007 the underlying commitment covered by such guarantees was euro 125 million (euro 121 million at December 31, 2006).

Commitments and contingencies
Commitments and contingencies euro 4,989 million (euro 1,545 million at December 31, 2006) consisted of the following:

(million euro)	Dec. 31, 2006	June 30, 2007

Commitments
Purchase of assets	9	3,522
Other	207	205
	216	3,727
Risks	1,329	1,262
	1,545	4,989

Obligations for purchases of assets of euro 3,522 million concerned the Exploration & Production segment for the purchase of oil assets in the Mexican Gulf of the Us company, Dominion Resources. The acquisition was finalized in July 2007.
Other commitments of euro 205 million (euro 207 million at December 31, 2006) were essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 181 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (the same amount as of December 31, 2006).
Risks of euro 1,262 million (euro 1,329 million at December 31, 2006) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 852 million (euro 918 million at December 31, 2006) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 392 million (euro 393 million at December 31, 2006).

Risk factors

FOREWORD
The main company risks identified, monitored and, as described below, managed by Eni are the following:
(i) market risk deriving from the exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available;
(iv) the country risk in oil & gas activities;
(v) the operational risk;
(vi) the possible evolution of the Italian gas market;
(vii) the specific risks deriving from the exploration and production activities.

With regard to market risks, Eni has developed policies and guidelines aiming at managing those risks. These policies and guidelines have been updated recently to take count of changes in the organizational set-up of the Company (merger of Enifin since January 1, 2007) and needs to further integrate risk management.

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MARKET RISK
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows.
Their management follows the over mentioned policies and guidelines which are based on a framework envisaging centralization of the treasury function in two company department: the parent company Finance Department (till December 31, 2006 relevant activities were managed by Enifin) and Eni Coordination Center, which manage financial requirements and surpluses in the Italian and international financial markets, respectively.
In particular, all the transactions concerning currencies and derivative financial contracts are managed by the parent company. The commodity risk is managed by each business unit, with the parent company ensuring the negotiation of hedging derivatives.
Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter derivative transactions on a speculative basis.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’ s two finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Calculation and measurement techniques for interest rate and foreign currency exchange rate risks followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s group companies minimize such kinds of market risks.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management.
Each business unit is entitled with a preset maximum tolerable level of commodity risk exposure regarding trading and commercial activities; hedging needs from business units are pooled by Eni’s central finance departments.
The three different market risks, whose management and control have been summarized above, are described below.

EXCHANGE RATE RISK
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa.
Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39.
Value at risk deriving from foreign currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The translation foreign currency risk exposure on certain strategic holdings is deemed to be immaterial.

INTEREST RATE RISK
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni enters into interest rate derivative transactions, in particular interest rate swap and cross currency swap, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

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COMMODITY RISK
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and viceversa. This is the strategic risk exposure which is monitored in terms of value-at-risk, albeit not hedged in a systematic way, as discussed above. In order to hedge commodity risk in connection with its trading and commercial activities, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows values in terms of Value at risk, recorded during the first half of 2007 (compared with year 2006) referring to interest rate risk and exchange rate in the first section, and the commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2006	First half 2007

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end

Interest rate	5.15	0.45	2.01	1.10	1.26	0.47	0.78	0.99
Exchange rate	2.02	0.02	0.24	0.21	1.25	0.03	0.19	0.17

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2006	First half 2007

($ million)	High	Low	Avg	At period end	High	Low	Avg	At period end

Hydrocarbons	35.69	5.40	17.80	8.59	35.93	4.86	17.21	10.00
Gas & Power	46.63	18.36	31.01	22.82	48.41	20.12	36.33	42.43

CREDIT RISK
Credit risk is the potential exposure of the Group to losses in the event of non-performance by any counterparty.
The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’ s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons which includes highly credit-rated institutions elected among Sovereign states and financing institutions within the OECD area. Eni has never experienced material non-performance by any counterparty. As of June 30, 2007, Eni has no significant credit risk exposure.

LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to liquidate its assets as to be unable to meet short term finance requirements and settle obligations.
The Group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity. This implies the adoption of

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a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.
Maximum tolerable levels of liquidity risk are defined in terms of a maximum percentage level of leverage and minimum percentage level of ratio between medium-long term debt and total debt and between fixed rate debt and total medium-long term debt.

COUNTRY RISK
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU an North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company PDVSA; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations.
Eni periodically monitors political, social and economic risks over 60 countries where has invested or will invest, and particularly upstream projects evaluation. Country risk is mitigated in accordance to disposals on risk management defined in the procedure “Project risk assessment and management”.

OPERATIONAL RISK
Eni is subject to numerous EU, international, national regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities in certain protected areas, impose criminal or civil liabilities for pollution. These environmental laws may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries and pipeline systems. Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and there are risks that material expenses and liabilities may be incurred by Eni in future years in relation to compliance with environmental, health and safety laws and regulations.
For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored on the peculiarities of each business and industrial site.
Coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. This result can be achieved also thanks to the continuous plant improvements, in terms of automatization of plants.
The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts.

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Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers8. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas.
Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm/y (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cm/y, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay9 clauses, will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010.
Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new import infrastructure (backbone upgrading and new LNG terminals), and possible evolution of Italian regulatory framework, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of expected developments in the supply of natural gas to Italy, Eni could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and execution risks in increasing its sales volumes in European markets.

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(8)	For the three-year period ending in 2006, allowed thresholds amounted on average to 69% and 50% of domestic consumption in the same period, net of own consumptions, for volumes input to the national network and sales volumes to end clients, respectively.
(9)	For an explanation of take-or-pay clauses, see Glossary.

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Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields.
Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons.
Developing and market hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and hostile environments, where the majority of Eni’s planned and ongoing projects is located.

Other information about financial instruments
The book value of financial instruments and relevant economic effect, as well as the effect on shareholders' equity, consisted of the following:

Income (expense) recognized to

(euro million)	Book value	income statement	shareholders’ equity

Financial instruments held for trading
Non-hedging derivatives	242	80
Financial instruments to be held to maturity
Securities	21
Financial instruments available for the sale
Securities	732	16	(11)
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other	17,478	(103)
Financial receivables	1,081	65
Trade payables and other	15,754	(7)
Financial payables	16,141	(277)
Assets valued at fair value in application of fair value option
Investments	2,581	62

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.
Following is a description of the most significant proceedings currently pending for which a material development has occurred with respect to 2006 financial statements, also including new proceedings arisen in the period. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

1. Environment

Criminal proceedings

ENI SPA
(i) Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence.

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(ii) Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed against the Court’s sentence. An appeal court ruled in favor and annulled the first trial sentence, stating that the crime was not committed.

2. Other judicial or arbitration proceedings

ENI SPA
Fintermica. Fintermica presented a claim towards Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to go to arbitration on this matter.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

(i) Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade 134 secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information. This proceeding is a preliminary investigation stage following the communication of a statement of objections by the European Commission. Eni accrued a provision against this proceeding.
(ii) Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas. Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, as elements collected so far induced the suspicion that Eni adopted behaviors leading to “capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy”. In the same documents, the Commission states that “It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority”.

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(iii) TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni intends to file an appeal with the Council of State. Pending the final outcome, Eni awaits for the determination of the amount of the fine.
(iv) Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns nine oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust 135 Authority a proposal of initiatives, based on a decision of the same Authority that allows companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures.

POLIMERI EUROPA SPA AND SYNDIAL SPA
Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. At present, proceedings are pending before the European Commission regarding the CR and NBR products. With regard to the proceeding about alleged violations of European competition laws in the field of CR in the years 1993-2002, Syndial and Polimeri Europa requested leniency, as provided for by EU laws, by providing information useful in the investigation. This request has not yet been accepted by the European Union. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of this proceeding. Eni filed a memorandum repeating its request for leniency. Investigations about other elastomers products resulted in the ascertainment of Eni having infringed European competition laws in the field of synthetic rubber production (BR and ESBR). On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25. Eni and its subsidiary filed claims against this decision before the first instance European Court in February 2007. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. With regard to NBR, an inquiry is underway also in the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to other products under investigation in the U.S., settlements were reached with both relevant U.S. antitrust authorities and the plaintiffs acting through a class action. Eni recorded a provision for these matters.

3.2 Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation. Eni presented an articulated and documented memoranda to claim the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni behavior with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which

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euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.
Eni paid the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981 and filed an appeal against Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardy requesting the Tribunal: (i) for the first thermal 136 year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; and (ii) for the second thermal year, to annul the fine.
On June 19, 2007, the Regional Administrative Court of Lombardy ruled in favor of Eni and annulled that section of Decision No. 281/2006 of the Authority for Electricity and Gas imposing a fine on Eni for thermal year 2005-2006. Among other things, the Court’s ruling established that the elements collected by the Authority to fine Eni were lacking a sufficient degree of proof. With regard to thermal year 2004-2005, the Court ruled the request from Eni to ascertain its legitimacy to pay in a reduced form inadmissible being absent any opposition by the Authority. The Authority can make recourse against the Court’s ruling.
Eni accrued a provision for this proceeding.

4. Tax Proceedings

ENI SPA
With a decree dated December 6, 2000, the Lombardy Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a Decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardy Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action expires on July 16, 2007. At present, Eni is not aware of any request for payment from the Lombardy Region.

SNAM RETE GAS SPA

Environmental tax of Sicilia Region upon the owners of primary pipelines. With a sentence of June 21, 2007, the European Court of Justice ascertained the illegitimacy of the Regional Law No. 2 enacted by the Sicily Region on March 26, 2002. This law introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar), among which Eni’s subsidiary Snam Rete Gas. This ruling was consistent with similar findings from the Italian State Avvocatura Generale – a body supporting the Italian State in legal matters – and stated that the illegitimacy of the Regional law came out from its contrast with the cooperation agreement existing between the European Union and the Peoples’ Democratic Republic of Algeria, establishing, among other things, the inapplicability of duties and similar taxes on certain products coming form Algeria, including natural gas.
In relation with an ongoing tax proceeding between Eni and the Sicily Region, main developments occurred in the meantime were the followings:

a)	on April 7, 2006, the Sicily Region filed with a high administrative Court a recourse to repeal the sentence by which the Sicily Region Tax Commission ascertained the illegitimacy of the Regional tax, ruling the reimbursement of the first out of eight installments of the Regional tax paid by Eni for the year 2002. The Sicily Region actually reimbursed the first installment amount to Eni in 2004;
b)	regarding the residual seven installments, the Regional Tax Commission of Palermo stated the illegitimacy if this Regional tax in two separate rulings, on January 17 and May 28, 2007, respectively, also rejecting appeals filed by the Sicily Region.

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Notwithstanding the positive evolution of this proceeding, Eni has not recognized any reversal of previous charges in its first half consolidated accounts.

5. Settled Proceedings

(i) Inquiry of the Italian Antitrust Authority on jet fuel. With a Decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets. On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding. As a consequence of this decision, Eni paid a fine amounting to euro 117 million. Eni also decided to appoint independent directors in the boards of those joint ventures, replacing Eni managers acting as board members. Eni filed an appeal against this decision before an higher administrative court requesting for its rejection or a reduction of the fine.
(ii) Inquiry started by the Italian Antitrust Authority concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter as the inquiry of the Antitrust Authority. The Authority for Electricity and Gas closed its inquiry by signaling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. After, Eni presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 9, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without recognizing any charge to Eni and imposing any fine whatsoever. Eni is committed to perform a gas release amounting to 4 bcm in a two-year period, starting on October 1, 2007. Eni is implementing its obligations under the gas release agreement, while providing timely information on it to the Antitrust Authority.

Other risks and commitments
Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 4,600 million (euro 4,911 million at December 31, 2006).
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between The Netherlands and Venezuela (the “Treaty”). Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal

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to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgment by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

Under the convention signed on October 15, 1991 by Treno Alta Velocità - TAV SpA and CEPAV (Consorzio Eni per L’Alta Velocità) Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno Agreement.
A guarantee for euro 247 million to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni Petroleum Co Inc’s interest 100%) for the regasification contract entered into on August 1, 2005. This guarantee is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009.
Non-quantifiable risks related to contractual assurances given to acquirers of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that not exceed a twenty years length and it is granted by the Ministry of Productive Activities to subjects that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, it is provided a compensation, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, it is generally provided the uncharged devolution of non-removable assets.

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Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in the risk section above, under the paragraph “Operational risks”. Regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of the remedial actions already executed, existing insurance policies to cover environmental risks and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.2 mmtonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2006. In the first half of 2007 emissions of carbon dioxide amounted to 11.7 mmtonnes.

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27 Revenues
The following is a summary of the main components of “Revenues”. More information about changes in revenues is included in the “Financial Review” of the “Operating and Financial Review”.
Net sales from operations were as follows:

(million euro)	First half 2006	First half 2007

Net sales from operations	43,668	41,363
Change in contract work in progress	655	325
	44,323	41,688

Net sales from operations were presented net of the following items:

(million euro)	First half 2006	First half 2007

Excise tax	6,814	6,407
Exchanges of oil sales (excluding excise tax)	1,442	1,246
Sales to service station managers for sales billed to holders of credit card	735	713
Services billed to joint venture partners	641	664
Exchanges of other products	57	56
	9,689	9,086

Net sales from operations by industry segment and geographic area of destination are presented in Note 33 - Information by industry segment and geographic financial information.

Other income and revenues
Other income and revenues were as follows:

(million euro)	First half 2006	First half 2007

Compensation for damages	4	52
Gains from sale of assets	72	51
Lease and rental income	46	46
Contract penalties and other trade revenues	25	34
Other income (*)	225	262
	372	445

(*)	Each individual amount included herein does not exceed euro 25 million.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Operating expenses
The following is a summary of the main components of “Operating expenses”. More information about changes in operating expenses is included in the “Financial Review” of the “Operating and Financial Review”.

Purchases, services and other
Purchases, services and other included the following:

(million euro)	First half 2006	First half 2007

Production costs-raw, ancillary and consumable materials and goods	22,808	20,998
Production costs-services	4,906	5,406
Operating leases and other	932	1,034
Net provisions for contingencies	479	281
Other expenses	586	546
	29,711	28,265
less:
- capitalized direct costs associated with self-constructed assets	(328)	(538)
	29,383	27,727

Production costs-services included fees for euro 12 million (euro 10 million in the first half of 2006).
Costs for research and development that do not meet the requirements to be capitalized amounted to euro 70 million (euro 99 million in the first half of 2006).
The item "Operating leases and other" included operating leases for euro 654 million and royalties on hydrocarbons extracted for euro 339 million (euro 456 million in the first half of 2006).
Future minimum lease payments expected to be received under non-cancelable operating leases were as follows:

(million euro)	First half 2007

Payable within
1 year	563
2 to 5 years	1,807
Thereafter	1,009
3,379

Operating leases at June 30, 2007 primarily concerned time charter and long-term rentals, lands, service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions following operating leases imposed to Eni for dividend distribution, availability of assets and possibility to get into additional debt.
Provisions for contingencies were net of deductions not corresponding to cash expenditures concerned in particular provisions for environmental risks for euro 114 million (euro 133 million in the first half of 2006), provisions for contract penalties and disputes for euro 91 million (euro 24 million in the first half of 2006) and deductions not corresponding to cash expenditures related to provisions for the revision of selling prices for euro 70 million (euro 190 million of provisions in the first half of 2006). More information are included in Note 20 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	First half 2006	First half 2007

Wages and salaries	1,294	1,423
Social security contributions	328	342
Cost (gains) related to defined benefits plans	124	(36)
Other costs	84	146
	1,830	1,875
less:
- capitalized direct costs associated with self-constructed assets	(94)	(98)
	1,736	1,777

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net gains related to defined benefit plans included gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ("TFR") following the changes introduced by the Italian budget Law for 2007 and related decrees (euro 74 million). More information are included in Note 21 - Provisions for employee benefits.

Stock compensation
With the aim of improving motivation and loyalty of its managers, Eni approved plans for the granting of Eni shares and stock options. No significant changes to general conditions and other information were recorded compared with what reported in the consolidated financial statements of Eni at December 31, 2006. At June 30, 2007 Eni SpA did not approve new plans for the granting of Eni shares and stock options to Eni managers.

Average number of employees
The average number of employees of the companies included in the scope of consolidation by type was as follows:

(units)	First half 2006	First half 2007

Senior managers	1,736	1,587
Junior managers	10,817	11,675
Employees	34,574	35,786
Workers	25,167	25,659
	72,294	74,707

The average number of employees was calculated as half of its total of the number of employees at the beginning and at the end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Depreciation, amortization and impairments
Depreciation, amortization and impairments consisted of the following:

(million euro)	First half 2006	First half 2007

Depreciation and amortization:
- tangible assets	2,346	2,393
- intangible assets	502	877
	2,848	3,270
Impairments:
- tangible assets	141	33
- intangible assets	47	4
	188	37
less:
- direct costs associated with self-constructed assets	(2)	(1)
	3,034	3,306

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Financial income (expense)
Financial income (expense) consists of the following:

(million euro)	First half 2006	First half 2007

Financial expense capitalized	48	68
Income from financial receivables	45	65
Income from equity instruments		62
Net interest due to banks	22	57
Net income on derivatives	334	33
Net income from securities	11	16
Interest on tax credits	7	10
Exchange differences, net	(143)	(25)
Financial expense due to the passage of time (a)	(45)	(92)
Interest and other financial expense on ordinary bonds	(138)	(127)
Other financial expense, net	10	(42)
	151	25

(a)	The item concern the increase of provisions for contingencies that are indicated at an actualized value in non-current liabilities.

Net income on derivatives consists of the following:

(million euro)	First half 2006	First half 2007

Derivatives on exchange rate	248	85
Derivatives on interest rate	89	(28)
Derivatives on commodities	(3)	(24)
	334	33

Net income from derivatives of euro 33 million (euro 334 million in the first half of 2006) was primarily due to the recognition to the profit and loss account of the economic effects of fair value valuation of derivatives that cannot be qualified as hedging instruments under IFRS. In fact, since these derivatives are entered for amounts corresponding to the net exposure to exchange rate risk, interest rate risk and commodity risk, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements in order to assess these derivatives as hedging instruments under IFRS provides also the recognition of negative exchange differences. Therefore, the effect of the translation at period end exchange rate of assets and liabilities denominated in currencies other than functional currency it’s not compensated by the effect of changes in fair value of derivative contracts.
Income from equity instruments of euro 62 million concerned the valuation at fair value of the 20% interest in OAO Gazprom Neft and the related call option guaranteed by Eni to Gazprom (more information is included in Note 2 - Other financial assets held for trading or available for sale).

30 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	First half 2006	First half 2007

Gains from investments accounted for using the equity method	457	454
Losses from investments accounted for using the equity method	(77)	(96)
Provisions for losses		(10)
	380	348

More information about gains and losses from investments accounted for using the equity method is presented in Note 11 - Investments.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other income (expense) from investments
Other income (expense) from investments consisted of the following:

(million euro)	First half 2006	First half 2007

Dividends	57	131
Gains on disposals	25	11
Other expense (income), net	5	1
	87	143

Dividends of euro 131 million primarily concerned Nigeria LNG Ltd (euro 103 million).

31 Income taxes
Income taxes consisted of the following:

(million euro)	First half 2006	First half 2007

Current taxes:
- Italian subsidiaries	1,079	1,147
- foreign subsidiaries	3,703	3,213
	4,782	4,360
Net deferred taxes:
- Italian subsidiaries	217	108
- foreign subsidiaries	548	205
	765	313
	5,547	4,673

The effective tax rate was 47.5% (49.7% in the first half of 2006) compared with a statutory tax rate of 37.9% (37.7% in the first half of 2006) calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(%)	First half 2006	First half 2007

Statutory tax rate	37.7	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	11.5	9.9
- permanent differences	(0.2)	(0.2)
- other	0.7	(0.1)
	12.0	9.6
	49.7	47.5

32 Earnings per share
Basic earnings per share is calculated by dividing “Net profit” of the period by the weighted-average number of shares issued and outstanding during the period, excluding treasury shares.
The number of shares outstanding used for the calculation of the basic earnings per share was 3,713,337,496 and 3,673,655,386 in the first half of 2006 and 2007, respectively.
Diluted earnings per share is calculated by dividing “Net profit” of the period by the weighted-average number of shares issued and outstanding during the period, excluding treasury shares, including shares that could be issued potentially.
At June 30, 2006 and 2007, shares that could be issued potentially concerned essentially shares granted under stock grant and stock option plans. The number of shares outstanding used for the calculation of the diluted earnings per share was 3,717,167,774 and 3,676,504,634 in the first half of 2006 and 2007, respectively.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the average number of shares outstanding used for the calculation of the basic and diluted earning per share was as follows:

First half 2006	First half 2007

Average number of shares used for the calculation of the basic earnings per share		3,713,337,496	3,673,655,386
Number of potential shares following stock grant plans		1,762,609	793,684
Number of potential shares following stock options plans		2,067,669	2,055,564
Average number of shares used for the calculation of the diluted earnings per share		3,717,167,774	3,676,504,634
Eni’s net profit	(euro million)	5,275	4,855
Basic earning per share	(euro per share)	1.42	1.32
Diluted earning per share	(euro per share)	1.42	1.32

33 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

First half 2006
Net sales from operations (a)	14,459	14,933	19,446	3,340	3,080	465	605
Less: intersegment sales	(9,623)	(377)	(628)	(320)	(322)	(280)	(455)
Net sales to customers	4,836	14,556	18,818	3,020	2,758	185	150		44,323
Operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Provisions for contingencies	143	255	76	19	(1)	58	(71)		479
Depreciation, amortization and writedowns	2,252	371	220	61	87	8	37	(2)	3,034
Effects of investments accounted for using the equity method	26	268	94	1	57	(1)	(65)		380
Identifiable assets (b)	28,294	20,339	12,329	2,933	5,939	393	1,251	(673)	70,805
Unallocated assets									17,507
Investments accounted for using the equity method	267	2,257	937	18	360	47			3,886
Identifiable liabilities (c)	6,874	5,024	5,518	646	3,419	1,900	2,170		25,551
Unallocated liabilities									21,562
Capital expenditures	2,114	410	232	34	224	14	26		3,054
First half 2007
Net sales from operations (a)	12,829	13,722	16,880	3,476	4,289	103	617
Less: intersegment sales	(8,144)	(349)	(596)	(166)	(457)	(18)	(498)
Net sales to customers	4,685	13,373	16,284	3,310	3,832	85	119		41,688
Operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Provisions for contingencies	(21)	56	107	14	(11)	146	(10)		281
Depreciation, amortization and writedowns	2,547	333	217	56	119	7	31	(4)	3,306
Effects of investments accounted for using the equity method	(22)	214	110	7	39				348
Identifiable assets (b)	31,493	21,346	11,803	3,316	7,170	291	975	(690)	75,704
Unallocated assets									19,232
Investments accounted for using the equity method	1,372	2,091	942	15	381	44			4,845
Identifiable liabilities (c)	9,230	4,119	5,127	714	4,272	1,864	2,607		27,933
Unallocated liabilities									24,707
Capital expenditures	2,837	526	319	56	510	35	28	(54)	4,257

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

First half 2006
Identifiable assets (a)	35,039	9,755	3,113	2,958	6,079	13,274	587	70,805
Capital expenditures	876	336	162	276	481	900	23	3,054
First half 2007
Identifiable assets (a)	35,864	9,095	4,276	3,141	6,416	16,433	371	75,596
Capital expenditures	1,134	416	254	413	570	1,425	45	4,257

(a)	Includes assets directly related to the generation of operating profit.

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	First half 2006	First half 2007

Italy	19,915	18,504
Other European Union	11,492	11,097
Rest of Europe	3,662	3,496
Americas	2,470	2,724
Asia	2,877	2,054
Africa	3,495	3,403
Other areas	412	410
	44,323	41,688

34 Transactions with related parties
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.
The following is a description of the main trade and financing transactions with related parties.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions
Trade and other transactions in the first half 2006 consisted of the following:

(million euro)	June 30, 2006	First half 2006

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	9	60	80		46		1
Azienda Energia e Servizi Torino SpA	1	20			31
Bayernoil Raffineriegesellschaft mbH		139	1	2	369	1
Bernhard Rosa Inh. Ingeborg Ploechinger GmbH	12					87
Blue Stream Pipeline Co BV	38	21	39		99
Bronberger & Kessler und Gilg & Schweiger GmbH	12					108
CAM Petroli Srl						298
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	109	85	5,561		6		155
Eni Gas BV	11	106			30
Eni Oil Co Ltd	4	26			29
Fox Energy SpA						118
Gasversorgung Süddeutschland GmbH	6					89
Gruppo Distribuzione Petroli Srl						52
Karachaganak Petroleum Operating BV	25	60		2	59		4
Mangrove Gas Netherlands BV			53
Modena Scarl		9	53		14
Petrobel Belayim Petroleum Co		71			147
Promgas SpA	23	20		195		220
Raffineria di Milazzo ScpA	1	7			114	49
Rodano Consortile Scarl	2	23			35
RPCO Enterprises Ltd	6		120				6
SPF - TKP Omifpro Snc			16
Supermetanol CA		6		39
Super Octanos CA		35		120
Toscana Gas Clienti SpA	7					88
Trans Austria Gasleitung GmbH	42	54			69		2
Transmediterranean Pipeline Co Ltd		7			46
Unión Fenosa Gas SA			62	76
Other (*)	71	66	108	6	102	37	15
	379	815	6,093	440	1,196	1,147	183
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	62	143		2	17		72
Eni BTC Ltd			191
Other (*)	14	10	10	1	7	1	1
	76	153	201	3	24	1	73
	455	968	6,294	443	1,220	1,148	256
Entities owned or controlled by the Italian Government
Alitalia	21					177
Enel	138	2			1	425	194
Other (*)	26	13			26	58
	185	15			27	660	194
	640	983	6,294	443	1,247	1,808	450

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions for the first half 2007 consisted of the following:

(million euro)	June 30, 2007	First half 2007

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	7	29	79		42		1
Blue Stream Pipeline Co BV	43	16			97
CAM Petroli Srl	65					286
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	77	65	5,728				130
Charville - Consultores e Serviços Lda	2		91				3
OOO "EniNeftegaz"	220
Eni Oil Co Ltd	10	115			57
Fox Energy SpA	42					119
Gasversorgung Süddeutschland GmbH	13					71
Karachaganak Petroleum Operating BV	40	90		11	128		4
Mangrove Gas Netherlands BV			51
Mellitah Gas BV	26	92			53
Petrobel Belayim Petroleum Co		34			115
Raffineria di Milazzo ScpA	17	11			116	58	1
RPCO Enterprises Ltd			104
Super Octanos CA		1		105
Trans Austria Gasleitung GmbH		65		20	75		20
Transmediterranean Pipeline Co Ltd		8			40
Unión Fenosa Gas SA			61			78
Other (*)	168	117	145	91	202	200	48
	730	643	6,259	227	925	812	207
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	29	130		5	249		13
Eni BTC Ltd			180
Other (*)	29	6	13	1	6	3	1
	58	136	193	6	255	3	14
	788	779	6,452	233	1,180	815	221
Entities owned or controlled by the Italian Government
Alitalia	8					172
Enel	139	22		2	97	231	199
GSE - Gestore Servizi Elettrici	220	131		105		340
Other (*)	67	90		40	74	72	2
	434	243		147	171	815	201
	1,222	1,022	6,452	380	1,351	1,630	422

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services are acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 3 million and euro 4 million in the first half of 2006 and 2007, respectively.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Most significant transactions concerned:

-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH;
-	supply of oil products to CAM Petroli Srl, Fox Energy SpA and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	guarantees given on behalf of Mangrove Gas Netherlands BV, RPCO Enterprises Ltd and Charville - Consultores e Serviços Lda relating to bid bonds and performance bonds;
-	provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Mellitah Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs;
-	receivable for dividends from OOO "EniNeftegaz";
-	sale of natural gas with Gasversorgung Süddeutschland GmbH;
-	acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs;
-	acquisition of petrochemical products from Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products;
-	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs which permit the recovery of operating expenses and capital employed;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	sale of oil products with Alitalia;
-	sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity with Enel;
-	transportation sale and purchase of electricity with GSE - Gestore Servizi Elettrici.

Financing transactions
Financing transactions in the first half 2006 were as follows:

(million euro)	June 30, 2006	First half 2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		11	784		13
Raffineria di Milazzo ScpA		82
Spanish Egyptian Gas Co SAE		334
Trans Austria Gasleitung GmbH		2			6
Transmediterranean Pipeline Co Ltd	151				6
Other (*)	117	85	40	6	4
	268	98	1,240	6	29
Unconsolidated subsidiaries
Other (*)	95	29	6		2
	95	29	6		2
	363	127	1,246	6	31

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financing transactions in the first half 2007 were as follows:

(million euro)	June 30, 2007	First half 2007

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		6	775		24
Raffineria di Milazzo ScpA			45
Spanish Egyptian Gas Co SAE			292
Trans Austria Gasleitung GmbH	70				1
Transmediterranean Pipeline Co Ltd	110				4
Other (*)	69	96	40	16	7
	249	102	1,152	16	36
Unconsolidated subsidiaries
Other (*)	118	12	1		2
	118	12	1		2
Entities owned or controlled by the Italian Government
Other (*)				21	23
				21	23
	367	114	1,153	37	61

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions included:

-	bank debt guarantee given on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
-	bank debt guarantee given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(million euro)	June 30, 2006	June 30, 2007

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,158	842	4.91	17,648	1,504	8.52
Other non-current financial assets	897	161	17.95	596	61	10.23
Other non-current assets	930			1,263	24	1.90
Current financial liabilities	3,723	127	3.41	8,131	97	1.19
Trade and other payables	14,308	983	6.87	15,531	955	6.15
Other current liabilities	395			604	8	1.32
Long-term debt and current portion of long-term debt	7,837			8,010	17	0.21
Other non-current liabilities	377			1,146	59	5.15

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(million euro)	First half 2006	First half 2007

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	44,323	2,258	5.09	41,688	2,052	4.92
Purchases, services and other	29,383	1,690	5.75	27,727	1,731	6.24
Financial income	2,246	31	1.38	1,574	61	3.88
Financial expense	2,095	6	0.29	1,549	37	2.39

Transactions with related parties concern the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
Main cash flows with related parties consisted of the following:

(million euro)	First half 2006	First half 2007

Revenues and other income	2,258	2,052
Costs and other expenses	(1,319)	(1,372)
Net change in trade and other receivables and liabilities	337	(370)
Dividends and interests	251	337
Net cash provided from operating activities	1,527	647
Capital expenditures in tangible and intangible assets	(371)	(359)
Investments	(10)	8
Change in accounts payable in relation to capital expenditures	(248)	(17)
Change in financial receivables	340	10
Net cash used in investing activities	(289)	(358)
Change in financial liabilities	(34)	(17)
Net cash used in financing activities	(34)	(17)
Total financial flows to related parties	1,204	272

The impact of cash flows with related parties consisted of the following:

(million euro)	First half 2006	First half 2007

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	10,668	1,527	14.31	9,683	647	6.68
Cash used in investing activities	(2,478)	(289)	11.66	(8,580)	(358)	4.17
Cash used in financing activities	(4,904)	(34)	0.69	1,368	(17)	..

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ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35 Significant not recurrent events and operations
In the first half of 2007 non recurring charges concerned risk provisions related to ongoing antitrust proceedings against European antitrust authority (euro 130 million) and gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities (“TFR”) following the changes introduced by Italian budget Law for 2007 and related decrees (euro 74 million). More information were included in Note 21 - Provisions for employee benefits.
In the first half of 2006 no significant not recurrent events and/or operations were reported.

36 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2006 and in the first half of 2007 no positions or transactions deriving from atypical and/or unusual operations were reported.

37 Adjustment of the interim consolidated financial statements to U.S. GAAP
As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The Annual Report (Form 20-F) includes the adjustment of the Consolidated Financial Statements to U.S. GAAP. The following information is necessary to reconcile the interim consolidated financial statements to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
The interim consolidated financial statements at June 30, 2007 have been laid out in accordance with International Financial Reporting Standards (IFRS) adopted by the European Commission, which differ in certain respects from U.S. GAAP. The differences between these two set of principles used to reconcile Eni’s interim consolidated financial statements to U.S. GAAP are the same of those reported in consolidated financial statements at December 31, 2006, except for Interpretation No. 48 “Accounting for uncertainty in income taxes” (FIN 48) that prescribes criteria for recognition and measurement of an entity’s tax benefits (“tax positions”) which present uncertainty regards of being realized. The requirements of FIN 48 prescribe that an entity shall recognize in financial statements defined tax positions only when it is considered “more likely than not” that their positive effects will be realized. The value of the tax position that shall be recognized in financial statements is measured at the largest amount of benefit that is greater than 50% likely of being realized. Eventual differences between tax positions taken in a tax return and amounts recognized in the financial statements represent liabilities to be recognized in the balance sheet. The adoption of FIN 48 did not have material effects on Eni’s interim consolidated financial statements according to U.S. GAAP.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP
The following is a summary of the significant adjustments to net profit for the first half of 2006 and 2007 and to shareholders’ equity as of December 31, 2006 and as of June 30, 2007 that would be required if U.S. GAAP had been applied instead of IFRS.

(million euro)	First half 2006	First half 2007

Net profit according to the interim consolidated financial statements laid out under IFRS	5,275	4,855
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP
B. successful-efforts accounting	108	261
C. elimination of assets impairments and revaluations	(3)	(10)
D. deferred income taxes	15	39
E. assets associated to the acquisition of a company (portfolio of clients)	(3)	(3)
F. valuation of inventories	(133)	(183)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method		(6)
Other adjustments	207	(61)
Effect of U.S. GAAP adjustments on minority interest (a)	1	1
Net adjustment	192	38
Net profit in accordance with U.S. GAAP	5,467	4,893
Basic profit per share (b)	1.47	1.33
Diluted profit per share (b)	1.47	1.33
Basic profit per ADS (based on two shares per ADS) (b)	2.94	2.66
Diluted profit per ADS (based on two shares per ADS) (b)	2.94	2.66

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	Dec. 31, 2006	June 30, 2007

Shareholders’ equity pertaining to Eni according to the financial statements laid out under IFRS	39,029	40,228
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	33	29
B. successful-efforts accounting	2,672	2,892
C. elimination of assets impairments and revaluations	311	301
D. deferred income taxes	(3,495)	(3,446)
E. goodwill	786	785
E. assets associated with the acquisition of a company (portfolio of clients)	(22)	(25)
F. valuation of inventories	(1,769)	(1,952)
G. provisions for employees benefits	(32)	(28)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	169	161
Other adjustments	2	7
Effect of U.S. GAAP adjustments on minority interest (b)	(28)	(27)
Net adjustment	(1,373)	(1,303)
Shareholders’ equity in accordance with U.S. GAAP	37,656	38,925

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2006	June 30, 2007

ASSETS
Current asset
Cash and cash equivalent	3,685	5,986
Other financial assets for trading or available for sale	970	3,313
Trade and other receivables	18,568	17,691
Inventories	2,721	2,499
Current tax assets	447	338
Other current assets	877	663
Total current assets	27,268	30,490
Non-current assets
Property, plant and equipment	42,924	44,240
Other assets	629	614
Inventories - compulsory stock	1,273	1,353
Intangible assets	6,057	6,557
Investments accounted for using the equity method	4,305	5,448
Other investments	353	356
Other financial assets	860	675
Deferred tax assets	1,145	2,562
Other non-current receivables	992	1,260
Total non-current assets	58,538	63,065
TOTAL ASSETS	85,806	93,555
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,032	8,943
Current portion of long-term debt	890	898
Trade and other payables	13,201	12,272
Taxes payable	2,671	3,410
Other current liabilities	720	653
Total current liabilities	21,514	26,176
Non-current liabilities
Long-term debt	6,646	6,322
Provisions for contingencies	8,553	8,186
Provisions for employee benefits	937	813
Deferred tax liabilities	8,762	10,843
Other non-current liabilities	417	1,143
Total non-current liabilities	25,315	27,307
TOTAL LIABILITIES	46,829	53,483
Minority interests	1,321	1,147
Share capital	4,005	4,005
Other reserves	31,230	35,720
Treasury shares	(5,374)	(5,693)
Interim dividend	(2,210)
Net profit	10,005	4,893
Eni shareholders’ equity	37,656	38,925
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85,806	93,555

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Operating profit (loss) by industry segment and net profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	First half 2006	First half 2007

Operating profit (loss) by industry segment
Exploration & Production	8,411	6,702
Gas & Power	1,862	2,167
Refining & Marketing	227	175
Petrochemicals	66	206
Other activities	(216)	(235)
Corporate and financial companies	(142)	(100)
Elimination of intra-group profits		4
	10,208	8,919
Net profit before income taxes	11,090	9,582

Contents

Financial Statements of the parent company Eni SpA

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL STATEMENTS OF THE PARENT COMPANY ENI SPA

BALANCE SHEET

Dec. 31, 2006	June 30, 2007

(million euro)	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalent	812		1,161
Other financial assets held for trading or available for sale	235		3
Trade and other receivables	8,220	2,061	15,198	10,273
Inventories	1,896		1,727
Income tax receivables	155		92
Other current assets	84		787	389
	11,402		18,968
Non-current assets
Property, plant and equipment	5,507		5,421
Inventories - compulsory stock	1,701		1,828
Intangible assets	948		959
Other investments	21,086		20,904
Other financial assets	40		6,535	6,506
Other non-current assets	855		878
	30,137		36,525
TOTAL ASSETS	41,539		55,493
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	320	310	8,854	3,478
Current portion of non-current debt	30	28	99
Trade and other payables	6,865	2,650	5,871	2,603
Taxes payable	853		1,450
Other current liabilities	59	37	1,368	370
	8,127		17,642
Non-current liabilities
Non-current debt	2,401	330	3,576
Provisions for contingencies	3,220		2,938
Provisions for employee benefits	308		269
Deferred tax liabilities	110		235
Other non-current liabilities	438	246	427	240
	6,477		7,445
TOTAL LIABILITIES	14,604		25,087
SHAREHOLDERS’ EQUITY
Share capital	4,005		4,005
Legal reserve	959		959
Other reserves	23,734		25,561
Treasury shares	(5,374)		(5,693)
Interim dividend	(2,210)
Net profit	5,821		5,574
TOTAL SHAREHOLDERS’ EQUITY	26,935		30,406
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,539		55,493

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL STATEMENTS OF THE PARENT COMPANY ENI SPA

PROFIT AND LOSS ACCOUNT

First half 2006	First half 2007

(million euro)	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	27,486	5,900	24,665	4,826
Other income and revenues	85	32	77	13
TOTAL REVENUES	27,571		24,742
Operating expenses
Purchases, services and other	(24,911)	(10,003)	(22,058)	(9,135)
- of which not recurrent expense			(50)
Payroll and related costs	(401)	22	(434)	20
- of which not recurrent income			36
Depreciation, amortization and impairments	(376)		(399)
OPERATING PROFIT	1,883		1,851
FINANCIAL INCOME (EXPENSE)
Financial income	614	121	1,719	815
Financial expense	(588)	(71)	(2,298)	(424)
	26		(579)
INCOME FROM INVESTMENTS	4,318	598	4,789
Profit before income taxes	6,227		6,061
Income taxes	(772)		(487)
Net profit	5,455		5,574
Earnings per share (euro per share):
- basic	1.47		1.52
- diluted	1.47		1.53

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL STATEMENTS OF THE PARENT COMPANY ENI SPA

Statement of changes in shareholders’ equity

(million euro)	Share capital	Other reserves	Legal reserve	Treasury shares	Reserve for repurchase of own shares	Not distributable retained earnings	Distributable retained earnings	Interim dividend	Net profit for the period	Total

Balance at December 31, 2005	4,005	10,018	959	(4,218)	5,347	1,265	5,894	(1,686)	5,288	26,872
Net profit for the first half 2006									5,455	5,455
Transactions with shareholders
Dividend distribution (euro 0.65 per share in settlement of 2005)								1,686	(4,086)	(2,400)
Allocation of 2005 net profit							1,202		(1,202)
Authorization to repurchase own shares					2,000		(2,000)
Own shares repurchased				(978)						(978)
Treasury shares sold under incentive plans for Eni managers		11		18	(18)		7			18
		11		(960)	1,982		(791)	1,686	(5,288)	(3,360)
Other changes in shareholders’ equity
Reclassification to retained earnings						(2)	2
Adjustment on first adoption of IFRS						(1,172)	1,172
Cost of stock option and stock grant							6			6
Balance at June 30, 2006	4,005	10,029	959	(5,178)	7,329	91	6,283		5,455	28,973
Net profit for the second half 2006									366	366
Transactions with shareholders
Interim dividend for year 2007 (euro 0.60 per share)								(2,210)		(2,210)
Shares repurchased				(263)						(263)
Treasury shares sold under incentive plans for Eni managers		43		67	(67)		14			57
Difference between the book value and strike price of stock options exercise by Eni managers							7			7
		43		(196)	(67)		21	(2,210)		(2,409)
Other changes in shareholders’ equity
Reclassification to retained earnings						(61)	61
Adjustment on first adoption of IFRS
Merger reserve for EniTecnologie SpA							(2)			(2)
Change in the valuation at fair value of securities available for sale						(1)				(1)
Cost of stock option and stock grant							8			8
Balance at December 31, 2006	4,005	10,072	959	(5,374)	7,262	29	6,371	(2,210)	5,821	26,935
Net profit for the first half 2007									5,574	5,574
Transactions with shareholders
Dividend distribution (euro 0.65 per share in settlement of 2006)								2,210	(4,594)	(2,384)
Allocation of 2006 net profit							1,227		(1,227)
Own shares repurchased				(339)						(339)
Treasury shares sold under incentive plans for Eni managers		12		20	(20)		8			20
Difference between the book value and strike price of stock options exercise by Eni managers							4			4
		12		(319)	(20)		1,239	2,210	(5,821)	(2,699)
Other changes in shareholders’ equity
Reclassification to retained earnings						(2)	2
Merger reserve for Eni Portugal Investment SpA							444			444
Merger reserve for Enifin SpA		1					143			144
Cost of stock option and stock grant							8			8
Balance at June 30, 2007	4,005	10,085	959	(5,693)	7,242	27	8,207		5,574	30,406

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / FINANCIAL STATEMENTS OF THE PARENT COMPANY ENI SPA

STATEMENT OF CASH FLOWS1

(million euro)	First half 2006	First half 2007

Net profit of the year	5,455	5,574
Depreciation and amortization	376	399
Revaluations, net	207	139
Net change in provisions for contingencies	181	(96)
Net change in provisions for employee benefits	2	(37)
Gain on disposal of assets, net	(605)	(2)
Dividend income	(3,962)	(5,018)
Interest income	(68)	(282)
Interest expense	54	244
Exchange differences	1	(4)
Income taxes	772	487
Other changes	6	(13)
Cash generated from operating profit before changes in working capital	2,419	1,391
(Increase) decrease:
- inventories	(331)	145
- trade and other receivable	1,209	1,507
- other assets	7	8
- trade and other payables	221	1
- other liabilities	8	(100)
Cash from operations	3,533	2,952
Dividends received	1,994	2,164
Interest received	73	282
Interest paid	(63)	(261)
Income taxes paid	(530)	(796)
Net cash provided from operating activities	5,007	4,341
- tangible assets	(325)	(79)
- intangible assets	(66)	(422)
- investments	(217)	(670)
- securities		(3)
- financing receivables	(1,496)	(959)
- change in payable and receivable in relation to investments and capitalized depreciation	(326)	(29)
Cash flow from investments	(2,430)	(2,162)
Disposals:
- tangible assets	11	2
- investments	694	434
- securities		235
- financing receivables	1	275
- change in payable and receivable in relation to disposals	1	(3)
Cash flow from disposals	707	943
Net cash used in investing activities	(1,723)	(1,219)
Payments of non-current debt	(71)	(245)
Reductions of current debt	86	809
Dividends to shareholders	(2,400)	(2,384)
Shares repurchased	(960)	(315)
Net cash used in financing activities	(3,345)	(2,135)
Net cash from mergers (*)		(638)
Net cash flow for the period	(61)	349
Cash and cash equivalent at beginning of the period	749	812
Cash and cash equivalent at end of the period	688	1,161

(*)	Net cash from mergers depends on the elimination of financial inter-company transactions involving Eni and Enifin SpA.

__________________

(1)	On the first half of 2007, the net cash flow with related parties from operating, investing and financing activities, is euro 4,788 million, euro 1,247 million and euro 4,238 million, respectively.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / EVALUATION CRITERIA

Evaluation criteria

Accounts of the parent company Eni SpA are prepared in accordance to the International Financial Reporting Standards approved by the European Commission. Accordingly evaluation criteria are the same as the consolidated accounts to which we refer, except for the evaluation and recognition of investments in subsidiaries, affiliates, and jointly controlled entities.
In particular investments are stated at purchase cost including ancillary costs. When events occur that indicate a presumable reduction in the investment book value, this shall be impaired to the corresponding recoverable amount, defined as the higher of the investment fair value less costs to dispose it and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset’s disposal.
The value in use is determined by discounting the expected cash flows arising from the continuing use of the asset and, if significant and reasonably determinable, from its disposal at the end of its useful life, net of any disposal charge. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions.
The discount factor applied to projected cash flows takes into account the risk specific to the sector where the company operates.
Any risk deriving from losses exceeding net equity is recorded in a specific provision in so far the parent company is required to fulfill legal or implicit obligations towards the investee or anyhow is required to cover its losses.
When the reasons for impairment no longer exist, Eni reverses previously recorded impairment charges and recognizes a credit through the profit and loss account under the item “Other income (expense) from investments” within the extent of previous charges.
Residual investments are classified as financial assets measured at fair value with change in fair value recognized through profit or loss or in net equity, depending on their nature of respectively held for trading or available-for-sale financial assets. Losses or gains recognized in equity are included in profit or loss when the investment is derecognized or is determined to be impaired.
When the fair value cannot be reasonably determined, investments are stated at purchase cost adjusted for impairment that cannot be reversed.
For a discussion on the use of critical accounting policies see the corresponding section in the consolidated report.

Contents

ENI REPORT ON THE FIRST HALF OF 2007 / INTERIM DIVIDEND FOR 2007

Interim dividend for 2007

Eni’s Board of Directors confirmed the payment of an interim dividend for fiscal year 2007.
Article 2433-bis of the Italian Civil Code allows the distribution of interim dividends under certain conditions. Eni SpA meets the conditions indicated by the code, in particular:
- Eni’s Financial Statements are audited by independent registered public accounting firm;
- the distribution of interim dividends is allowed by Article 29.3 of Eni’s By-laws;
- Eni’s 2006 Financial Statements do not show losses for the year 2006 or for previous years;
- Eni’s independent auditors provided a positive evaluation of Eni’s Financial Statements for fiscal year 2006 approved by Eni’s General Shareholders Meeting on May 24, 2007.
The above mentioned article of the Civil Code states that “the amounts of interim dividends cannot exceed the lower amount between the profits recorded for the period, less the amounts destined to the legal or statutory reserve, and the total amount of disposable reserves”.
The accounts of the parent company Eni SpA as of June 30, 2007, corresponding to the accounts required by Article 2433-bis, paragraph 5 of the Civil Code, indicate the following amounts for the above mentioned purpose:
- net profit for the period January 1-June 30, 2007: euro 5,574 million2;
- disposable reserves: euro 18,292 million, broken down as follows:

Retained earnings

(million euro)
Retained earnings
Disposable amount	7,113
Merger reserve	591
Reserve against capital grants as per Article 88 DPR No. 917/1986	409
Reserve as per Article 14 Law No. 342/2000	74
Reserve gains on the sale of stock as per Law No. 169/1983	19
Reserve as per Article 13 Legislative Decree No. 124/1993	1
8,207
Equity reserves
Reserve from revaluation carried out as per Law No. 342/2000	9,839
Reserve from revaluation carried out as per Law No. 448/2001	43
Reserve from revaluation carried out as per Law No. 413/1991	39
Reserve from revaluation carried out as per Law No. 72/1983	3
Reserve from revaluation carried out as per Law No. 408/1990	2
Reserve from revaluation carried out as per Law No. 576/1975	1
Reserve from contributions in kind as per Laws No. 730/1983, 749/1985, 41/1986	62
Reserve net equity adjustment as per Law No. 292/1993	96
10,085
18,292

Since disposable reserves are higher than distributable profits, the profit for the period January 1-June 30, 2006 amounting to euro 5,573,573 thousand can be entirely distributed to shareholders as interim dividend.
The Board of Directors resolved to distribute an interim dividend for fiscal year 2007 amounting to euro 0.60 per each share on the register as of October 22, 2007, excluding treasury shares, that will be paid from October 25, 2007.
Eni’s independent auditor has expressed the opinion required by Article 2433-bis, paragraph 5 of the Civil Code.

__________________

(2)	No provision is required to be made to the legal reserve as the same already reached the value required by Italian law.

Contents

CERTIFICATION PURSUANT TO ARTICLE 154-BIS PARAGRAPH 2 OF LEGISLATIVE DECREE NO. 58/1998, IN ACCORDANCE WITH THE FORMAT SET BY THE ITALIAN MARKET REGULATORY BODY (CONSOB)

1. The undersigned Paolo Scaroni and Marco Mangiagalli, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting were:
• adequate to the company structure, and
• effective during the process for the preparation of 2007 first half consolidated accounts and during the period covered by the report.
2. Internal controls over financial reporting in place for the preparation of the 2007 first half consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.
3. The undersigned officers certify that this 2007 first half consolidated Report:
a) corresponds to the company’s evidence and accounting books and entries, and
b) was prepared in accordance with criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Also, pursuant to Article 9 of Legislative Decree No. 38/2005 and based on their knowledge, the information contained in this report fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Group companies as of, and for, the period presented in this report.

September 20, 2007

/s/Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Title: Chief Executive Officer	/s/Marco Mangiagalli –––––––––––––––––––––––– Marco Mangiagalli Title: Chief Financial Officer

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE DOCUMENTS REQUIRED BY ARTICLE 2433-BIS OF THE CIVIL CODE FOR THE DISTRIBUTION OF INTERIM DIVIDENDS

To the Board of Directors of
Eni SpA

We have reviewed the accounting statement and the Directors' report of Eni SpA at 30 June 2007 prepared in accordance with article 2433-bis of the Civil Code for the distribution of interim dividends amounting to Euro 0.60 per share, to shareholders of record on 22 October 2007. Considering both the shares in circulation at the date of this report and the sale, if any, of treasury stock related to the exercise of stock options and stock grants held by management, total dividends distributable in accordance with the Board Resolution regarding the shares in circulation at the ex-dividend date are less than the maximum distributable profits of Euro 5,573,573 thousand. The company's Directors are responsible for the correct preparation of the accounting statement and the contents of the Directors' report. Our responsibility is limited to the expression of an opinion on the fairness of the situation presented by the Directors which allows the distribution of interim dividends on the basis of the limited audit procedures performed.

For the purposes above, we have carried out the following procedures:

- Verified compliance with the requirements of paragraphs 1 through 4 of article 2433-bis of the Civil Code.

- Carried out a review of the accounting statement at 30 June 2007.
  The review was conducted in accordance with the criteria recommended by Consob (the National Commission for Companies and the Stock Exchange) for the review of interim financial reporting and consisted principally of inquiries of company management about the information reported in the accounting statement and about the consistency of the accounting principles utilised therein as well as analytical review procedures on the data contained in the accounting statement. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope that an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit of the annual statutory financial statements, we do not express an audit opinion on the accounting statement at 30 June 2007.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

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PRICEWATERHOUSECOOPERS

- Reviewed in accordance with international standards on auditing the reasonableness of the assumptions made by management for the year-end forecasts, based on which profits distributed on account are not offset by losses during the latter period of the year.

We have audited the financial statements at 31 December 2006 and issued our opinion dated 3 May 2007.

However, considering the uncertainty inherent in forecasted information, based on our review no significant matters have come to our attention that causes us to believe that the accounting statement and the Directors' report at 30 June 2007, prepared by Eni SpA pursuant to article 2433-bis of the Civil Code, do not comply with the requirements of the law for the distribution of an interim dividend not exceeding a maximum of Euro 5,573,573 thousand.

Milan, 20 September 2007

PricewaterhouseCoopers SpA
UNSIGNED COPY.

Signed by Pierangelo Schiavi

(Partner)

This report has been translated into the English language solely for the convenience of international readers.

(2)

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF INTERIM FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2006 PREPARED IN ACCORDANCE WITH ARTICLE 81 OF CONSOB REGULATION APPROVED BY RESOLUTION No. 11971 OF 14 MAY 1999 AND SUBSEQUENT AMENDMENTS AND INTEGRATIONS

To the Shareholders of
Eni SpA

1 We have performed a limited review of the consolidated interim financial statements consisting of balance sheet, income statement, statement of changes in shareholders' equity and cash flows (hereinafter "accounting statements") and related explanatory and supplementary notes included in the interim financial reporting of Eni SpA for the period ended 30 June 2007. The interim financial reporting is the responsibility of Eni SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the interim financial reporting.

2 Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

3 Regarding the comparative data of the consolidated financial statements of the prior year and of the prior year interim financial statements presented in the accounting statements, reference should be made to our reports dated respectively 3 May 2007 and 5 October 2006.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

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PRICEWATERHOUSECOOPERS

4 Based on our limited review, no significant changes or adjustments came to our attention that should be made to the consolidated accounting statements and related explanatory and supplementary notes, identified in paragraph 1 of this report, in order to make them consistent with International Accounting Standard IAS 34 and with the criteria for the preparation of interim financial reporting established by Article 81 of CONSOB Regulation approved by Resolution no. 11971 of 14 May 1999 and subsequent amendments and integrations.

Milan, 2 October 2007

PricewaterhouseCoopers SpA

Signed by

Pierangelo Schiavi
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

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Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with
Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report
(in Italian and English)
Fact Book
(in Italian and English)
Eni in 2006 (in English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half
prepared in accordance with art. 2428 of Italian Civil Code
(in Italian)
Report on the First Half
(in English)

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Digital printing: Mari Group Communications - Rome - Italy

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it